02042034

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zeltia S.A.

*CURRENT ADDRESS José Abascal 2-1°
28003 Madrid
Spain

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

P

FILE NO. 82- ~~5720~~ 34665 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]
DATE : 6/18/02


2000
annual
report
Zeltia


Zeltia



Contents



Board of directors

Chairman	José Mª Fernández Sousa-Faro
Vice-Chairman	Pedro Fernández Puentes
Directors	Juan Carlos Ameneiro Rivas
	Carlos Cuervo-Arango Martínez
	Santiago Alfredo Fernández Puentes
	Fernando Gumuzio Íñiguez de Onzoño
	Inverfem, S.A. (Represented by José Luis Fernández Puentes)
	Jefpo, S.L. (Represented by José Félix Pérez-Orive Carceller)
	Alfredo Lafita Pardo
	José Antonio Urquizu Iturrarte
Honorary directors	Alfonso Álvarez de Miranda
	Dositeo Barreiro Mourenza
Secretary	Miguel Angel Casado García-Sampedro

zeltia, s.a.

- Zeltia joined the *Nuevo Mercado*, the new technology segment created in the Spanish stock exchange.
- The company acquired 30.3% of PharmaMar, S.A. directly or indirectly via Group companies and it now owns 99.12%. Of that percentage, 29% was paid for with stock.
- The company performed a capital increase via a primary public offering, issuing 3,650,000 new shares (including the green shoe), which raised Ptas. 36,742 million (€ 220.8 million).
- The stock was promoted to the Ibex-35 index.
- The stock was promoted to the Morgan Stanley index.

ZELNOVA, S.A.

- Net sales exceeded Pts. 5.150 billion (€ 30.95 million).
- Exports increased by 143% with respect to the previous year and now represent 17% of sales.
- The company began to export to the United States.
- A new concentrated insecticide was launched.

xylazel, s.a.

- Net sales exceeded Pts. 3.000 billion (€ 18 million).
- A training center was inaugurated at the Porriño facilities.
- The company launched a new paint, under the Hamerite brand, for treating all types of metal.
- The company obtained ISO9001 certification.

Pharma Gen, s.a.

- Sales of diagnostic kits increased by 16.5%.
- The company entered the food area: it developed a detection kit for transgenic elements in maize and soy.
- The company launched a new detection kit for chromosome (9;22) translocations.

PharmaMar, s.a.

- Three compounds are undergoing clinical phase trials:

  ET-743

  - 677 patients were treated
  - Recruitment for 3 pivotal studies was completed
  - One trial in combination with other compounds commenced

  APLIDINE

  - 147 patients were treated
  - It was selected for Phase II trials

  KAHALALIDE F

  - Phase I trials commenced in December
- Scale-up of the processes commenced in order to obtain ET-743 via synthésis and semi-synthesis.
- The first batches of synthetic Aplidine were produced.
- The first amounts of synthetic Kahalalide F were generated.
- A total of 95 tons of *Ecteinascidia turbinata* were harvested in various locations.
- 1,700 new samples were collected during various expeditions in 2000.
- 145 patents were applied for to protect 44 inventions or discoveries (compounds, processes or new uses).

Consolidated Figures

Millions of euros	1997	1998	1999	2000
Sales	35.83	38.59	47.92	55.71
Total revenues	40.87	45.45	61.92	77.55
Ordinary income	2.91	3.83	4.34	7.94
Income before taxes	2.91	4.12	10.53	17.33
Income attributable to the controlling company	1.85	3.51	9.67	12.71
Net assets	91.85	98.57	127.55	354.76
Equity	43.14	62.69	69.47	316.17
Share capital	9.79	9.48	9.12	7.99
R & D expenditure	3.16	6.42	13.39	20.10

Dear shareholder:

I am very pleased to present the Zeltia Group's Annual Report for 2000 and to inform you that this was a year in which our Group attained major successes, the logical outcome of many months of dedication, hard work and high hopes in our projects, in which we always had the support of our shareholders.

The Group's favorable progress during the year is evidenced in our two business areas: consumer chemicals and biotechnology.

In consumer chemicals, our companies ZELNOVA, S.A. and XYLAZEL, S.A. performed very well. They both reported their highest sales figures ever and increased market share in their respective sectors. Zelnova began to export to the US in 2000 and expects to increase export revenues considerably in 2001. Xylazel, which celebrated its 25th anniversary in 2000, increased its sales of metal protection products and fillers by about 21%, continuing with the progress in this segment that started in previous years.

In biotechnology, we confirmed our world-wide leadership in developing anti-tumor drugs of marine origin via subsidiary PHARMAMAR. At 31 December, we had three compounds undergoing trials on humans in different clinical phases. Therefore, we fulfilled our objective of introducing at least one new compound into clinical trials (on humans) every two years.

The first of these compounds, ET-743, *has already been used to treat 677 patients, and we project that it will begin to be marketed in Europe for soft-tissue sarcoma in the fourth quarter of 2002.*

The second compound, Aplidine, *has been tested on 147 patients and has been selected to commence Phase II clinical trials.*

Kahalalide F, *the third compound to be tested on humans, commenced clinical trials in December 2000, and we expect a steady flow of patients to be recruited during 2001.*

Innovation – the key to success

What is really outstanding about our compounds is their action mechanism, i.e. the way they act on tumor cells. Since they are compounds originating from a marine environment, a source previously unexplored for anti-cancer therapy, their complex molecular structures attack sick cells in a different way from drugs currently available in the market; therefore, apart from being active when administered individually, their activity could be enhanced if administered in combination with other commercially-available drugs.

Assured continuity of our projects from a financial standpoint

In addition to the scientific area, another achievement in 2000 was in the financial area due to two capital increases performed by Zeltia, S.A.

In the first capital increase, the Group increased its stake in PHARMAMAR from 68.5% to 99.12% in exchange for stock.

Subsequently, including the shareholders who had participated in the stock deal and stated their wish to sell their shares, plus 3,630,000 newly-issued shares (including the green shoe) to

total 4,800,126 shares, Zeltia, S.A. made a simultaneous primary and secondary public offering which was oversubscribed 2.5 times. The Company raised 48 billion pesetas, of which 36 billion pesetas were from the primary public offering and were paid to Zeltia. With the funds raised by the capital increase, the Company is assured financing for its planned investments until 2003.

We are proud to note that this capital increase was the largest ever performed by a biotechnology company in the European Union.

After successfully exceeding our targets in 2000, we remain very confident in the future. Biotechnology will be one of the fastest-growing industries in the coming years. Based on 1999 data, it is estimated that approximately half of the new drugs that entered the market have been discovered by biotechnology companies. The demand for new drugs continues to increase, especially in oncology, since the war against cancer is unfortunately far from over.

Our strategy of focusing on compounds from marine organisms which have anti-tumor activity, which we commenced 13 years ago, has been vindicated: today, other pharmaceutical companies are seeking drugs in the ocean. Nevertheless, PharmaMar continues to be the leading company in developing drugs of marine origin since we have a broad compound library that assures a flow of potential candidates for developing drugs in the future.

The importance of our people

The Zeltia Group is aware of the importance of attracting and retaining a team with proven talent. Consequently, we are implementing an incentive plan in 2001 to increase our people's loyalty and reward their creativity, initiative and hard work.

To conclude, I want to reiterate my conviction that the Company is in a good position for continued growth, and to express my gratitude to all the Group employees, whose dedication has made our current position possible, and to our shareholders, for their confidence in our skills. We will continue to make every effort to merit their confidence by creating shareholder value.

José María Fernández Sousa-Faro
Chairman




Zeltia
The Group Companies

Management Report

The situation in 2000

The Spanish economy grew rapidly in 2000. For the fourth consecutive year, Spain's GDP increased by about 4%, i.e. higher than expected; all the main sectors contributed to this growth. Private internal demand was very dynamic at the beginning of the year and eased off as the year developed, unlike external demand, which increased with time; capital expenditure continued to rise rapidly although there was some deceleration at year-end. Economic conditions continued to favor job creation, and unemployment continued to fall, though more slowly than the previous year. The negative note in 2000 was the Consumer Price Index, which stood at 4% by year-end.

The world economy, which also had a good year, evidenced an uneven profile during 2000. In the first half, the pace of business activity accelerated; however, as a result of escalating oil prices, it began to flag as the year progressed. Signs of deceleration in the US increased and this aggravated the climate of general uncertainty, accentuating the downward trend in the financial markets.



It is estimated that the world-wide pharmaceuticals market grew by 12%-14% and the anti-tumor market, specifically, cytotoxic and hormone therapy, by 10%-15% in 2000. Unfortunately, about 12 million new cases of cancer are diagnosed world-wide each year and it is expected that this disease will be the greatest cause of death in the US by 2005. Even though major advances are being made in this field, especially in specific areas, the survival rate is still low.

According to the Bernstein Report, the share price of biopharmaceutical companies increased by 15% and that of cancer-related biotech companies by 33% in 2000.

Zeltia and its Group of Companies

The Zeltia Group also expanded considerably in 2000. Net sales increased by 16% with respect to the previous year. As a result of the increase in financial revenues from short-term financial investments and the decrease in financial expenses, the Group's income from ordinary activities totaled 7.942 million euros, i.e. 83% higher than in 1999. After extraordinary items and corporate income tax, income attributed to the controlling company amounted to 12.71 euros, 31% higher than in 1999.

The Group increased staff by 13% to 360 employees and its R&D spending rose by 50% in 2000.

PharmaMar

Since the late 1980s, PharmaMar, S.A., a subsidiary of Zeltia, has been working on the discovery and development of new anti-tumor drugs of marine origin, with the strong conviction that the ocean is the best place to find new active compounds that will meet society's needs.

Marine organisms have developed complex biological mechanisms for survival, evidenced in their ability to produce potent chemical substances for defense. PharmaMar has managed to overcome some of the barriers in exploiting this biological wealth. As a result, today we own a broad portfolio of new anti-cancer compounds, all from the sea, with complex structures and novel action mechanisms. Three of them (see below) are undergoing clinical trials in different phases, another two are at a very advanced pre-clinical phase and ten are in the pre-clinical phase. One of PharmaMar's strengths is its broad portfolio of approximately 100 compounds, all of which are candidates for pre-clinical trials, guaranteeing a flow of compounds for testing and eventual marketing.

ET-743: This compound is currently in Phase II trials on humans in Europe and the US. Between the start of the clinical trials in late 1996 and 31 December 2000, 677 patients were treated with ET-743; 308 were treated in 2000. Today, eight Phase I studies are under way in eight countries, as are fifteen Phase II studies in ten countries. After analyzing the progress of the patients treated with ET-743, and based on the data obtained in Phase II, the oncologists supervising the trials have reached the following conclusions:

- ET-743 does not produce accumulative toxicity and it has a good safety profile in comparison with conventional therapy when administered in a 24-hour regime. It has proved to be effective in patients with advanced resistant sarcoma. It has shown activity on advanced breast cancer in patients previously treated with





Aplidium albicans

chemotherapy. It seems to be appropriate for combined therapy with other drugs.

- The action plans for ET-743 in 2001 are as follows: present the documentation required to register it for soft-tissue sarcoma in the European Union; commence Phase III in the US; implement Phase I trials in combination with other therapeutic agents; execute a pivotal program (a study designed and aimed at obtaining a drug registration) in breast cancer; and obtain data on pediatric patients.

Aplidine: By 31 December 2000, most Phase I trials had concluded and the pertinent authorization to commence Phase II was pending. At that point, 147 patients had been treated with Aplidine. The conclusions from Phase I were as follows:

- Aplidine is well tolerated by adult patients with advanced disease.

- There are signs of activity in renal, lung, thyroid and colorectal cancer, and melanoma and non-Hodgkin's lymphoma, which are expected to be confirmed in Phase II.

  Aplidine seems to have high potential in combined therapy.

The action plans for Aplidine in 2001 are as follows: commence Phase II studies in at least the following two indications: renal and medullar thyroid cancer and, subsequently, commence Phase II trials on neuroendocrine tumors, small-cell and non-smallcell lung cancer, non-Hodgkin's lymphoma and colorectal cancer where, as





Action mechanism of ET-743





mentioned above, signs of activity were found in Phase I, as well as acute lymphoblastic leukemia, and pancreas, bladder and prostate tumors, which have responded well in animal models.

Kahalalide F: Phase I clinical trials commenced in late December 2000, with the inclusion of the first patient. The trial is being carried out in Holland in a selective way since only prostate cancer patients are being recruited.

As a Phase I trial focused on this type of tumor, it is expected to conclude in 2001.

A very important factor that is common to these three compounds is their novel action mechanisms, i.e. the way the drugs act on tumor cells. Since they are complex molecules originating from a source previously unexplored for this purpose, their action mechanisms are different from those of the drugs currently available in the market; scientists describe them as surprising, and they have aroused great interest among oncologists.


BÜCHI Rotavapor R-153



Aplidine



Synthesis processes

In line with the objective to consolidate the synthetic manufacturing processes of the company's main compounds, the chemical synthesis programs made significant progress in all areas.

ET-743: PharmaMar independently developed a novel production process that combines fermentation with chemical synthesis. In this way, it has shortened the traditional synthetic route by approximately 30 steps, which is a crucial advance for the product's forthcoming industrial production and entails *a sizeable reduction in production costs.* Escalation of both the fermentation and synthetic processes has started satisfactorily and it is expected to be completed in one and a half year's time.

Aplidine: The first batches of synthetic Aplidine were produced in accordance with the strategy set in 1999, and the product is ready for use in clinical trials immediately. The synthetic product is made at the new plant built by PharmaMar





last year for this purpose. The number of companies participating in the first phases of the process has been increased in order to consolidate the process and reduce risks.

Kahalalide F: The total synthesis of Kahalalide F was achieved in a short period of time due to the use of very efficient technology, in terms of both time and costs; a fully automated process is actually feasible. The escalation program was satisfactory and the first batches of the synthetic product were produced and will be introduced at the start of Phase II clinical trials.

Other compounds: In the synthesis area, research and development programs have commenced on molecules such as ES-285, variolins, lamellarins and crambescidins, aimed at obtaining the best source for the compounds and evaluating changes in their structures in order to obtain more potent derivatives.

Mariculture and aquaculture

To assure supplies of Ecteinascidia turbinata (the source from which we produce the compound ET-743) while the development of the synthetic compound was being completed, since 1997 we have developed aquaculture and mariculture projects. In 1999, after various innovations in farming methods, a large harvest of 45 tonnes was obtained. In 2000, 95 tonnes were harvested. Mariculture is concentrated in the Mediterranean, mainly in the Balearic Islands and Tunisia, and in the Atlantic Ocean, in Cádiz, and aquaculture activities are developed in the Atlantic, specifically, Ayamonte (Huelva). Harvesting is also carried out in the Caribbean.



E. turbinata



E. turbinata culture



E. turbinata culture





Patents

The company applied for 145 patents in 2000 as a result of its research; if the various European patent applications are granted, the company will have 244 Spanish patents. This large number of patent applications protects 44 inventions or discoveries that include new compounds, new synthesis processes and new therapeutic uses.

In 2000, the company was granted 13 patents which had been applied for in prior years in the US, Japan, Europe and elsewhere.

As a result of its ongoing scientific and research activities, PharmaMar has 622 patents and patent applications, corresponding to 93 inventions or discoveries, in a large number of countries.

Discovery of new drugs

During 2000, 1,700 samples of new macro-organisms were added to PharmaMar's sample library. Expeditions were carried out in Tunisia and the Balearic Islands, where samples were taken selectively based on pre-set criteria. There was also an expedition to Mexico. The company aims to optimize and automate all the tasks that can be done at the expedition site, enabling it to gather the largest possible amount of data about each sample and to store the samples in extract form.

New collaboration contracts were signed with Spanish universities for the supply and analysis of new samples

Commercial strategy

PharmaMar plans to establish its own marketing and sales structure to launch and distribute its products, commencing in Europe and probably extending in the future to the US. It plans to sign a license contract in 2001 with a multinational pharmaceutical company that has a strong foothold in oncology in order to market our first product, ET-743, in the US, Japan and the rest of the world. The basic marketing and sales functions will remain centralized at Company headquarters. The commercial, logistics and distribution structures will be created in Europe during 2001 in order to launch the first product.

ZELNOVA, S.A.

Zelnova, S.A. (100% owned by Zeltia), which focuses on manufacturing and marketing insecticides and air fresheners for household and industrial use, attained record high sales and earnings in 2000.

Gross sales increased by 20.6% to 32.41 million euros in 2000.

New product lines were launched in 2000: fruit and floral fragrances for Kill-Paff and concentrated insecticides, which performed very well.

In 2000, the Company began to export to the US, where it sold a total of 3.13 million euros; and sales to the euro zone increased by approximately 92%. Total exports accounted for nearly 17% of total sales in 2000 (7% in 1999).

Considering sales of own brands plus unbranded and large retailers' own brands, Zelnova's share of the Spanish insecticide market amounted to 38.9%.

In 2001, the Company expects to attain a significant increase in exports, which will be its main growth engine.



Fresh Air
Fresh Air
Fresh Air
Esencia
AROMATERAPIA
Kill-Paff



casa jardin
Kill-Paff
ELECTRIC
¡NUEVO!
ZZ PAFF Electric
Fresh Air
ANTI-TABACO

Xylazel, S.A., (owned 100% by Zeltia) celebrated its 25th anniversary in 2000.

xylazel, s.a.

This company manufactures and markets products to protect and decorate wood and metals. In the paints market Xylazel operates in the professional decoration and DIY segments.

Revenues amounted to 18.26 million euros in 2000, i.e. 10.7% higher than in 1999.



Pharma Gen, s.a.

Pharma Gen, S.A. is a biotechnology company whose activities focus on three main areas: human identification, veterinary identification and development and marketing of clinical diagnosis kits for use in the three technical areas of DNA analysis.

The year 2000 was favorable for the Company since revenues increased by 12.7%; the largest increase was in diagnosis kit sales (+16.5% with respect to 1999).

In 2000, Pharma Gen launched a (9;22) chromosomal translocation detection kit which supplements the molecular systems for translocation detection developed in prior years – t(14;18) and t(15;17) – which are used in discriminating leukemia.

The main development in 2000 was that Pharma Gen entered the food business, starting with the development of a new kit to detect transgenic elements in maize and soy. The Company expects to launch this kit in the market during 2001.

Another highlight was that the Company obtained registration of its kits in Argentina and Mexico, both of which are important potential markets.


Pharma Gen, S.A.





Zeltia's stock and its market price were affected in 2000 by the following events (in chronological order):

In June, the company performed a capital increase to acquire ordinary shares of PharmaMar, S.A. A total of 3,709,178 new shares of Zeltia were issued with a par value of € 0.28. This increase amounted to 11.38% of the Company's pre-existing capital. After the transaction, Zeltia had increased its stake in PharmaMar, held directly and indirectly via Group companies, from 70.9% to 99.39%.

Share performance

In July, a primary and secondary public offering of shares was completed, in which 3,000,000 new shares were issued. Those who had become shareholders of Zeltia by virtue of the stock deal in the preceding month and stated their wish to do so were able to participate in the offering under the same conditions. Shareholders owning a total of 1,150,126 shares participated, which meant that 4,150,126 shares were offered to the market. The final price was € 60.50 per share.

*Monthly trading**



No. of shares
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* Excluding public offerings

In August, as a continuation of the aforementioned offering, and in compliance with the resolution by the Shareholders' Meeting, 650,000 new shares were issued at the same price and were offered to the finance entities that participated in the offering in order to instrument a mechanism to stabilize the share price, in line with standard practices in this type of operation.

In September, a 4-for-1 split was performed and the par value became € 0.07 per share (from € 0.28).

In December, a 1-for-4 bonus issue commenced and was charged to the share premium. The new shares were issued on 26 January 2001.

Share performance data - 2000 (€)	
Total no. of shares	159,771,112
No. of shares outstanding	159,771,112
Share par value	0.05
Average daily trading (no. of shares)	1,487,916
Average daily trading (euros)	23,096,109
No. of trading days	250
Daily trading low (no. of shares)	34,153
Daily trading high (no. of shares)	5,984,845
Total annual trading ('000 euros)	174,888,076
Share price-low	4.05
Share price-high	26.94
Share price at 30 December (*)	15.53
Market capitalization at 30 December	2,481,245,369
Consolidated earnings per share (EPS)	0.08
Consolidated book value per share	1.98
Share price/EPS (P/E)	195.22
Share price/Book value per share	7.85

(*) Closing price € 12.45 per share plus warrant price € 3.08

Performance in 2000



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The graph shows Zeltia's share performance vs. the Ibex 35 and the Nasdaq Biotech Index in 2000. Adjusted for the 1-for-4 split on 8 September.

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Other highlights were as follows:

The Spanish stock exchange created the Nuevo Mercado, a new segment for technology and fast-growing stocks, which initially comprised ten companies, including Zeltia, and is governed by special trading regulations. Zeltia is the only biotechnology company in this segment.

Zeltia was promoted to the Ibex 35 index in July 2000, which means that it is one of the Spanish securities with the greatest regularity in trading volume and the highest liquidity.

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Zeltia

Financial Statements

31 December 2000

ZELTIA, S.A.

As at 31 December 2000 and 1999 (Thousands of Euros)

Assets

	2000	1999
Fixed assets	**120,591.91**	**64,752.88**
Formation expenses (Note 5)	10,779.26	511.35
Intangible assets (Note 6)	23.60	34.59
Tangible fixed assets (Note 7)	15,696.15	15,150.43
Financial investments (Note 8)	94,092.90	49,056.51
Deferred expenses	**0.90**	**1.44**
Current assets	**186,367.12**	**15,351.83**
Accounts receivable (Note 9)	16,697.86	6,360.84
Short-term financial investments (Note 10)	124,512.23	6,555.00
Own shares held at short term (Note 11)	44,178.95	2,407.46
Cash at bank and in hand	978.08	25.72
Accrual accounts	-	2.81
Total assets	**306,959.93**	**80,106.15**

AS AT 31 DECEMBER 2000 AND 1999 (THOUSANDS OF EUROS)

Liabilities

	2000	1999
Capital and reserves (Note 11)	**288,088.40**	**48,525.09**
Share capital	7,988.56	9,123.41
Share premium account	221,891.88	14,594.96
Reserves	53,150.97	20,494.49
Income for the year	5,056.99	4,312.23
Provisions for contingencies and expenses (Note 12)	**191.92**	**241.22**
Long-term debt	**3,337.76**	**13,460.11**
Bank loans (Note 12)	3,200.25	13,355.37
Other creditors	137.51	104.74
Current liabilities	**15,341.85**	**17,879.73**
Bank loans (Note 13)	1,742.51	3,804.81
Amounts owed to group and associated undertakings (Note 8)	464.82	11,714.40
Trade creditors	4,255.92	158.01
Other creditors (Note 14)	8,869.96	2,110.35
Accrual accounts	8.64	92.16
Total liabilities	**306,959.93**	**80,106.15**

ZELTIA, S.A.

FOR THE YEARS ENDED 31 DECEMBER 2000 AND 1999 (THOUSANDS OF EUROS)

Expenses

	2000	1999
Operating expenses	**5,999.81**	**3,831.06**
Personnel expenses (Note 18)	1,599.02	1,210.61
Period depreciation	2,021.60	748.05
Changes in operating provisions (Note 9)	-	60.27
Other operating expenses (Note 19)	2,379.19	1,812.13
Financial expenses	**718.67**	**1,303.44**
Financial and similar expenses (Note 20)	718.67	1,303.44
NET FINANCIAL INCOME	**8,350.01**	**5,404.30**
INCOME FROM ORDINARY ACTIVITIES	**5,527.53**	**4,509.98**
Extraordinary losses and expenses	**31,979.83**	**7,662.13**
Changes in intangible asset, tangible fixed asset and control portfolio provisions (Note 8)	31,939.30	7,471.40
Changes in financial investment provisions	-	17.38
Loss on intangible and tangible assets and the control portfolio	19.29	2.34
Extraordinary expenses	4.16	0.51
Prior years' expenses and losses	17.08	170.50
INCOME BEFORE TAXES	**4,977.51**	**3,198.93**
Corporate income tax (Note 22)	(79.50)	(1,113.29)
INCOME FOR THE YEAR	**5,057.01**	**4,312.22**

For the Years Ended 31 December 2000 and 1999 (Thousands of Euros)

	2000	1999
Operating revenues	**3,177.33**	**2,936.75**
Net sales (Note 15)	3,177.33	2,936.75
OPERATING LOSS	**(2,822.48)**	**(894.31)**
Financial revenues	**9,068.68**	**6,707.74**
Revenues from shareholdings (Note 17)	5,467.24	6,625.21
Revenues from marketable securities and fixed asset loans	2,921.47	36.52
Other interest and similar revenues	679.97	46.01
Extraordinary income and revenues	**31,429.81**	**6,351.08**
Gain on disposal of intangible assets, tangible fixed assets and the control portfolio (Note 16)	18,359.08	46.14
Gain on operations with own shares	13,062.71	6,275.01
Extraordinary revenues	3.58	2.09
Prior years' income and revenues	4.44	27.84
NET EXTRAORDINARY LOSS	**(550.02)**	**(1,311.05)**

1. Description and Principal activities

Zeltia, S.A. (hereinafter Zeltia or the Company) was incorporated as a corporation in Spain on 3 August 1939 for an indefinite period of time and its corporate name has not changed since its incorporation. Its registered offices are located in Calle Tomás A. Alonso, 132, Vigo (Pontevedra).

Its corporate purpose and principal activity comprise the management, support and promotion of its investees, essentially in the chemical-pharmaceutical sector, and the acquisition and refurbishment of real estate for lease.

2. Basis of presentation of the financial statements

The financial statements of Zeltia, S.A. have been prepared on the basis of the Company's accounting records and are presented by its directors in compliance with the accounting principles, methods and policies established in the Companies Law approved by Legislative Royal Decree 1564/1989, dated 22 December, and implemented in the Spanish General Accounting Plan approved by Royal Decree 1643/1990, dated 20 December 1990, and the specific applicable regulations so as to provide a true and fair view of the Company's net worth, its financial situation, its results in 2000 and 1999 and the proposed distribution of income.

The Directors of Zeltia consider that the accounts for 2000 will be approved by the Shareholders' Meeting without any material changes. As required by accounting regulations, the balance sheet and statement of income for 2000 include, for purposes of comparison, the figures for the previous year which formed part of the 1999 financial statements which were approved by the Shareholders' Meeting on 8 May 2000.

At the close of 2000, the Company owned the financial holdings indicated in Note 8 of the notes to the financial statements and, in accordance with Royal Decree 1815/1991, dated 20 December, which approved the standards for the preparation of consolidated financial statements, the Company must present these statements and consolidated management report. The Company has met this requirement by presenting the related consolidated financial statements separately.

3. Proposed distribution of income

The Board of Directors will submit the following distribution of income for the year ended 31 December 2000 to the Shareholders' Meeting for approval:

Thousands of Euros Distributable income		Distribution	
Income for the year	5,057.01	Dividends	3,600.91
		Voluntary reserves	1,456.08

The distribution during 2000 of income relating to the year ended 31 December 1999 is presented in Note 11.

4. Principal accounting principles and valuation standards

The accompanying financial statements were prepared in accordance with the accounting principles and valuation standards contained in the Spanish General Accounting Plan.

The principal accounting principles and valuation standards are as follows:

A. Formation expenses

Formation expenses comprise capital increase expenses and are recorded at cost net of the accumulated amortization, which is calculated on a straight-line basis over a period of five years.

B. Intangible assets

1. Concessions, patents and trademarks are recorded at the acquisition cost of the patent rights. They are amortized on a straight-line basis over a period of five years.

2. Computer software is recorded at cost. It includes the amounts paid for the ownership of, or the right to use, the software programs. It is amortized on a straight-line basis over a period of four years.

3. The rights under financial lease contracts are recorded as an intangible asset at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. They are amortized on the basis of the useful life of the leased asset. The difference between the cash value and the final price, which represents the interest expenses on the transaction, is recorded as a deferred expense and is charged to income following the interest method.

C. Tangible fixed assets

Tangible fixed assets are stated at cost plus legally approved revaluations until 1983, net of the related accumulated depreciation.

The costs of refurbishing, modernizing, enlarging or improving tangible fixed assets are capitalized solely when they increase the tangible fixed assets' capacity, productivity or efficiency or extend their useful life.

Repairs which do not extend the useful life of tangible fixed assets and maintenance and conservation costs are expensed in the year in which they are incurred.

When tangible fixed assets are retired or disposed of, the cost of the asset and the related accumulated depreciation are eliminated from the accounting records.

The cost of tangible fixed assets is depreciated on a straight-line basis over the following periods of estimated useful life:

	Years of useful life New	Years of useful life Used	%
Buildings and structures	50	25	2-4
Tools, furniture and other installations	3-10	-	10-33
Transport equipment	7	-	14
Computer hardware	4-7	-	14-25
Other tangible fixed assets	10	-	10

The part of the value of buildings which relates to land is not depreciated.

D. Financial investments

For the purposes of preparing the Company's individual accounts, financial investments in Group and associated undertakings are not consolidated and are stated at cost.

Marketable securities included under fixed-income and equity investments are carried at cost including the inherent expenses and, if appropriate, the cost of the warrants. If the warrants are sold, the cost allocable to the rights sold is retired.

Dividends and explicit interest which have accrued but not matured at the time of purchase are excluded from the acquisition cost.

Holdings in foreign companies are valued at the exchange rates ruling on the date of payment of the investment.

The appropriate provisions are recorded for the depreciation of marketable securities when the following circumstances occur:

a. When the market value of listed securities is lower than their cost. Market value is taken to be the lower of average market price in the last quarter or market price at year-end.

b. For other securities, when sufficiently significant and clearly evident circumstances arise. In the case of shareholdings, a provision is recorded for the amount by which cost exceeds the underlying book value of the holdings per the latest available balance sheet, adjusted by the amount of unrealized capital gains acquired and still existing at year-end.

As the latest available balance sheet we have used the financial statements prepared by each investee's Board of Directors, even if not yet approved by its Shareholders' Meeting, provided that it has been sent to Zeltia prior to the preparation of the latter's financial statements and that it will foreseeably be approved subsequently. If another balance sheet is finally approved which differs from that used for the calculation of the provision, the variation in the provision is adjusted in the year in which the Shareholders' Meeting is held.

When the financial statements of an investee are not available at the date of preparation of Zeltia's annual accounts but the investee is expected to incur losses, a provision is recorded for the projected losses of the investee, applying a criterion of maximum prudence.

Non-trade accounts receivable are stated at the amount delivered. The difference between this amount and the nominal amount of the debt claim is booked as interest income in the period in which it accrues, using the interest method.

Accrued interest on non-trade accounts receivable is recorded under credit accounts.

E. Customer accounts and commercial bills receivable

The Company records provisions for bad debts to cover balances over a certain age or where circumstances enable them to be classified reasonably as doubtful.

F. Own shares

Own shares held by the Company are stated at the lower of cost of acquisition, subscription or purchase, or market value. The appropriate restricted reserve is recorded to cover the amount of the shares existing at each year-end.

G. Provisions for pensions and similar commitments

The expenses incurred, based on projections made according to actuarial calculations, in order to provide the necessary internal funds to cover legal or contractual obligations are included in the provisions recorded for pensions and similar commitments.

H. Foreign currency transactions

Foreign currency transactions are recorded at their peseta value using the exchange rates ruling on the transaction dates.

Accounts receivable and payable denominated in foreign currency are valued in pesetas at exchange rates similar to those ruling at year-end, unrealized exchange losses determined for groups of currencies with a similar maturity and market behavior are recognized as expenses and unrealized net exchange gains, similarly determined, are deferred until maturity. From 1 January 1999, foreign currency means any currency other than the euro and the national currencies of the member states of the Economic and Monetary Union which have adopted the euro as their official currency.

I. Classification of items

Receivables and payables maturing in 12 months or less from year-end are classified as current liabilities and those maturing at over 12 months as long-term debt.

J. Severance payments

Except in the event of a justified cause, companies must make indemnity payments to their employees when they are dismissed.
In view of the lack of any foreseeable need for abnormal terminations, and given that employees who retire or resign do not receive indemnity payments, when severance payments arise they are expensed in the year in which the related decision is taken.

K. Accounts payable

Current liabilities and long-term debt are booked at their payment value, and any implicit interest in the nominal or payment value is stated in the deferred expenses caption and allocated to income using the interest method.

L. Recognition of revenues and expenses

Revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and possible losses arising in the year or in a previous year are recorded as soon as they become known.

M . Corporate income tax

The corporate income tax expense of each year is calculated on the basis of reported income before taxes, distinguishing between the permanent or temporary differences between reported income before taxes and taxable income (the tax base), for the purposes of determining the corporate income tax accrued in the year.

Differences between the corporate income tax payable and the corporate income tax expense are recorded as prepaid or deferred income tax, as appropriate.

Double taxation tax credits, tax relief and investment tax credits to which the Company is entitled are also included in the calculation of the corporate income tax charge accrued in the year.

Losses available for carryforward are recognized as prepaid taxes in the year that they arise provided that there is assurance that they will be offset with the taxable profits that are expected to be obtained during the period in which the Company is entitled to offset them.

Zeltia, S.A. and other undertakings in its group which it owns at least 90% file consolidated tax returns by permission of the Ministry of Economy and Finance. Consequently, the Company settles its taxes using the consolidated taxation system.

It is consolidated Group policy to record the tax expense at individual undertakings in accordance with the resolution of the ICAC (Spanish Accounting and Audit Institute) dated 9 October 1997.

5. Formation expenses

Movements in the accounts included under formation expenses in 2000 and 1999 were as follows:

Thousands of Euros	Balances at 31/12/99	Additions	Amortization	Balances at 31/12/00
Capital increase expenses	511.35	11,595.01	(1,327.10)	10,779.26
	511.35	**11,595.01**	**(1,327.10)**	**10,779.26**

Thousands of Euros	Balances at 31/12/98	Additions	Amortization	Balances at 31/12/99
Capital increase expenses	640.89	37.35	(166.90)	511.35
	640.89	**37.35**	**(166.90)**	**511.35**

Capital increase expenses principally comprise lawyers', notaries' and registry fees, taxes, advertising, management fees and other security appraisal expenses, etc., resulting from the capital increases undertaken in 1998 and 2000 by Zeltia, S.A. (see Note 11).

6. Intangible assets

The breakdown of, and variations in, the intangible asset accounts during 2000 and 1999 are as follows:

Thousands of Euros	Balances at 31/12/99	Additions	Balances at 31/12/00
Cost			
Industrial property	15.03	-	15.03
Software	37.47	0.67	38.15
Leased assets	16.16	-	16.16
	68.66	**0.67**	**69.33**
Amortization			
Industrial property	15.03	-	15.03
Software	10.96	7.62	18.58
Leased assets	8.08	4.04	12.12
	34.07	**11.66**	**45.73**
Net book value	**34.59**	**(10.99)**	**23.60**

Thousands of Euros	Balances at 31/12/98	Additions	Balances at 31/12/99
Cost			
Industrial property	15.03	-	15.03
Software	15.61	21.86	37.47
Leased assets	16.16	-	16.16
	46.79	**21.86**	**68.66**
Amortization			
Industrial property	15.03	-	15.03
Software	8.08	2.88	10.96
Leased assets	4.04	4.04	8.08
	27.15	**6.92**	**34.07**
Net book value	**19.64**	**14.94**	**34.59**

As at 31 December 2000 and 1999 the amounts of the fully amortized assets are as follows:

Thousands of Euros	Balances at 31/12/00	Balances at 31/12/99
Industrial property	15.03	15.03
Software	6.99	6.75
	22.02	**21.78**

7. *Tangible fixed assets*

The detail of, and movements in, the tangible fixed asset accounts and in the related accumulated depreciation accounts as at 31 December 2000 and 1999 are as follows:

Thousands of Euros	Balances at 31/12/99	Additions	Retirements	Balances at 31/12/00
Cost				
Land and natural assets	112.62	-	(64.94)	47.68
Buildings and other structures	19,387.54	-	-	19,387.54
Tools, furniture and other installations	853.11	1,281.69	-	2,134.80
Computer hardware	115.90	8.99	-	125.40
Other assets	8.39	2.82	-	10.70
	20,477.56	**1,293.50**	**(64.94)**	**21,706.12**
Depreciation				
Buildings and other structures	4,838.84	467.84	-	5,306.68
Tools, furniture and other installations	386.65	203.17	-	589.82
Computer hardware	96.01	10.97	-	106.99
Other assets	5.63	0.85	-	6.48
	5,327.13	**682.83**	**-**	**6,009.97**
Net book value	**15,150.43**	**610.67**	**(64.94)**	**15,696.15**

Thousands of Euros	Balances at 31/12/98	Additions	Retirements	Balances at 31/12/99
Cost				
Land and natural assets	112.62	-	-	112.62
Buildings and other structures	19,534.06	-	(146.52)	19,387.54
Tools, furniture and other installations	652.34	203.06	(2.29)	853.11
Transport equipment	52.21	-	(52.21)	0.00
Computer hardware	107.34	8.56	-	115.90
Other assets	7.98	0.41	-	8.39
	20,466.55	**212.03**	**(201.02)**	**20,477.56**
Depreciation				
Buildings and other structures	4,403.26	475.99	-40.41	4,838.84
Tools, furniture and other installations	306.43	82.00	-1.78	386.65
Transport equipment	38.20	6.06	-44.26	0.00
Computer hardware	85.84	10.17	-	96.01
Other assets	5.04	0.59	-	5.63
	4,838.77	**574.81**	**(86.45)**	**5,327.13**
Net book value	**15,627.78**	**(362.78)**	**(114.57)**	**15,150.43**

Certain assets included in these captions were revalued in accordance with the 1983 Budget Law. Since the vast majority of assets were acquired after that year and the revaluation rates used at that time were very low, the effect of the revaluation is not material.

The Company's buildings and other structures are free of all encumbrances. The detail of buildings and their net book value at 31 December 2000 and 1999 is as follows:

Thousands of Euros	Net book value	
Location of building	2000	1999
Bravo Murillo , 38. Madrid	5,266.04	5,507.61
Conde de la Cimera, 6. Madrid	2,598.75	2,667.66
Alcarria, 7. Coslada (Madrid)	6,216.06	6,373.43
	14,080.85	**14,548.70**

According to the latest appraisal performed by the Company, the market value of its structures or their capitalized rental income exceeded the net book value as at 31 December 2000 and 1999.

Zeltia, S.A. has arranged insurance policies to cover the possible risks that might affect its tangible fixed assets.

The decrease in the land and natural assets caption is due to the sale of land in 2000, at a gain of € 0.19 million (see Note 16).

As at 31 December 2000 and 1999 the amounts of the fully depreciated assets are as follows:

Thousands of Euros	Balances at 31/12/00	Balances at 31/12/99
Tools, furniture and other installations	167.42	166.44
Hardware	75.05	72.96
	242.47	**239.40**

8. Financial investments

The detail of, and movements in, the financial investment accounts during 2000 and 1999 are as follows:

Thousands of Euros	Balances at 31/12/99	Additions	Retirements	Other changes	Balances at 31/12/00
Holdings in group undertakings	61,134.44	46,582.22	(9,075.13)	(17,235.04)	81,406.49
Long-term securities	160.08	39,556.37	(146.53)	-	39,569.92
Other credits	349.13	12.02	-	-	361.15
Long-term deposits and guarantees	112.73	75.36	(11.24)	-	176.85
	61,756.38	**86,225.97**	**(9,232.90)**	**(17,235.04)**	**121,514.41**
Provisions	(12,699.87)	(32,092.53)	135.85	17,235.04	(27,421.51)
	49,056.51	**54,133.44**	**(9,097.05)**	**-**	**94,092.90**

Thousands of Euros	Balances at 31/12/98	Additions	Retirements	Other changes	Balances at 31/12/99
Holdings in group undertakings	30,070.37	30,246.75	-	817.33	61,134.44
Holdings in associated undertakings	817.33	-	-	(817.33)	0.00
Long-term securities	62.55	103.42	(5.88)	-	160.08
Other credits	385.19	-	(36.06)	-	349.13
Long-term deposits and guarantees	114.72	33,18	(35.17)	-	112.73
	31,450.16	**30,383.35**	**(77.11)**	**-**	**61,756.38**
Provisions	(4,936.16)	(7,985.87)	222.16		(12,699.87)
	26,514.00	**22,397.48**	**145.05**	**-**	**49,056.51**

8.1. Holdings in group and associated undertakings

The detail of holdings in group and associated undertakings as at 31 December 2000 and 1999 and their equity according to audited and unaudited financial statements for 2000 and 1999 are as follows:

Thousands of Euros 2000 Group undertakings	EQUITY OF GROUP UNDERTAKINGS Share capital	Share premium and reserves	2000 income	Interim dividend	Total Equit	% OF OWNERSHIP Direct	Indirect	Total
PharmaMar, S.A.	34,903.24	23,229.96	(1,959.48)	-	56,173.72	77.81%	21.58%	99.39%
Pharma Gen, S.A.	740.69	405.11	140.23	-	1,286.03	96.87%	-	96.87%
N.V. Zeltia Belgique	3,026.56	963.40	6.05	-	3,996.02	100.00%	-	100.00%
Zelnova, S.A.	3,035.11	8,441.76	4,057.94	(2,404.05)	13,130.76	100.00%	-	100.00%
Cooper Zeltia Veterinaria, S.A.	1,232.07	179.44	(20.04)	-	1,391.48	100.00%	-	100.00%
Protección de Maderas, S.A.	721.21	(107.98)	3,937.25	-	4,550.49	100.00%	-	100.00%
La Patrulla Verde, S.A.	60.10	36.30	0.00	-	96.40	100.00%	-	100.00%
Xylazel, S.A.	811.37	935.85	3,011.95	-	4,759.16	100.00%	-	100.00%
Neuropharma, S.A.	60.10	-	(17.47)	-	42.64	100.00%	-	100.00%
Genómica, S.A.	60.10	-	(0.36)	-	59.74	100.00%	-	100.00%
TOTAL	**44,650.55**	**34,083.84**	**9,156.07**	**(2,404.05)**	**85,486.44**			

Thousands of Euros 2000 Group undertakings	VALUATION OF HOLDINGS IN GROUP UNDERTAKINGS Gross book value	Provision for depreciation	Net book value	Underlying book value
PharmaMar, S.A. (1)	65,663.57	(22,072.94)	43,590.63	43,590.81
Pharma Gen, S.A. (2)	1,251.81	(6.03)	1,245.77	1,245.78
N.V. Zeltia Belgique (3)	3,026.55	-	3,026.55	3,996.02
Zelnova, S.A. (1)	4,385.31	-	4,385.31	13,130.76
Cooper Zeltia Veterinaria, S.A. (2)	1,347.99	-	1,347.99	1,391.48
Protección de Maderas, S.A. (2)	54.76	-	54.76	4,550.49
La Patrulla Verde, S.A. (2)	831.68	(732.81)	98.87	96.40
Xylazel, S.A. (1)	4,724.62	-	4,724.63	4,759.16
Neuropharma, S.A.	60.10	-	60.10	42.64
Genómica, S.A.	60.10	-	60.10	59.74
TOTAL	**81,406.49**	**(22,811.78)**	**58,594.71**	**72,863.28**

(1) Audited by PriceWaterhouseCoopers
(2) Audited by Audinvest
(3) Audited by KPMG

Thousands of Euros 1999 Group undertakings	EQUITY OF GROUP UNDERTAKINGS Share capital	Share premium and reserves	1999 income	Interim dividend	Total equit	% OF OWNERSHIP Direct	Indirect	Total
PharmaMar, S.A.	34,903.24	25,138.24	(1,908.28)	-	58,133.20	58.45%	10.39%	68.84%
Pharma Gen, S.A.	740.69	201.60	203.50	-	1,145.79	96.87%	-	96.87%
N.V. Zeltia Belgique	3,026.56	4,715.35	109.19	(3,751.94)	4,099.16	100.00%	-	100.00%
Zelnova, S.A.	3,035.11	6,650.46	3,293.83	(1,502.53)	11,476.88	100.00%	-	100.00%
Cooper Zeltia Veterinaria, S.A.	1,232.07	91.02	88.41	-	1,411.51	100.00%	-	100.00%
Protección de Maderas, S.A.	721.21	(179.92)	71.94	-	613.24	100.00%	-	100.00%
La Patrulla Verde, S.A.	60.10	0.00	36.30	-	96.40	100.00%	-	100.00%
Xylazel, S.A.	811.37	933.44	2,743.02	-	4,487.83	100.00%	-	100.00%
TOTAL	**44,530.35**	**37,550.19**	**4,637.91**	**(5,254.47)**	**81,464.02**			

Thousands of Euros 1999 Group undertakings	VALUATION OF HOLDINGS IN GROUP UNDERTAKINGS Gross book value	Provision for depreciation	Net book value	Underlying book value
PharmaMar, S.A. (1)	45,511.73	(11,532.86)	33,978.86	33,980.02
Pharma Gen, S.A. (2)	1,251.81	(141.88)	1,109.93	1,109.93
N.V. Zeltia Belgique (3)	3,026.55	-	3,026.55	4,099.16
Zelnova, S.A. (1)	4,385.31	-	4,385.31	11,476.88
Cooper Zeltia Veterinaria, S.A. (2)	1,347.99	-	1,347.99	1,411.51
Protección de Maderas, S.A. (2)	54.76	-	54.76	613.24
La Patrulla Verde, S.A. (2)	831.68	(732.82)	98.86	96.40
Xylazel, S.A. (1)	4,724.62	-	4,724.63	4,487.83
TOTAL	**61,134.45**	**(12,407.56)**	**48,726.89**	**57,274.97**

(1) Audited by PriceWaterhouseCoopers
(2) Audited by Audinvest
(3) Audited by KPMG

The underlying book value of the holdings in group and associated undertakings was calculated according to the audited financial statements for 2000 and 1999, respectively, with the following exceptions:

- Inst. Inmunología y Alergia, S.A.: Not legally obliged to perform an audit.
- Neuropharma, S.A.: Not legally obliged to perform an audit.
- Genómica, S.A.: Not legally obliged to perform an audit.

8.1. Holdings in group and associated undertakings

The detail of holdings in group and associated undertakings as at 31 December 2000 and 1999 and their equity according to audited and unaudited financial statements for 2000 and 1999 are as follows:

Thousands of Euros 2000 Group undertakings	EQUITY OF GROUP UNDERTAKINGS Share capital	Share premium and reserves	2000 income	Interim dividend	Total Equit	% OF OWNERSHIP Direct	Indirect	Total
PharmaMar, S.A.	34,903.24	23,229.96	(1,959.48)	-	56,173.72	77.81%	21.58%	99.39%
Pharma Gen, S.A.	740.69	405.11	140.23	-	1,286.03	96.87%	-	96.87%
N.V. Zeltia Belgique	3,026.56	963.40	6.05	-	3,996.02	100.00%	-	100.00%
Zelnova, S.A.	3,035.11	8,441.76	4,057.94	(2,404.05)	13,130.76	100.00%	-	100.00%
Cooper Zeltia Veterinaria, S.A.	1,232.07	179.44	(20.04)	-	1,391.48	100.00%	-	100.00%
Protección de Maderas, S.A.	721.21	(107.98)	3,937.25	-	4,550.49	100.00%	-	100.00%
La Patrulla Verde, S.A.	60.10	36.30	0.00	-	96.40	100.00%	-	100.00%
Xylazel, S.A.	811.37	935.85	3,011.95	-	4,759.16	100.00%	-	100.00%
Neuropharma, S.A.	60.10	-	(17.47)	-	42.64	100.00%	-	100.00%
Genómica, S.A.	60.10	-	(0.36)	-	59.74	100.00%	-	100.00%
TOTAL	**44,650.55**	**34,083.84**	**9,156.07**	**(2,404.05)**	**85,486.44**			

Thousands of Euros 2000 Group undertakings	VALUATION OF HOLDINGS IN GROUP UNDERTAKINGS Gross book value	Provision for depreciation	Net book value	Underlying book value
PharmaMar, S.A. (1)	65,663.57	(22,072.94)	43,590.63	43,590.81
Pharma Gen, S.A. (2)	1,251.81	(6.03)	1,245.77	1,245.78
N.V. Zeltia Belgique (3)	3,026.55	-	3,026.55	3,996.02
Zelnova, S.A. (1)	4,385.31	-	4,385.31	13,130.76
Cooper Zeltia Veterinaria, S.A. (2)	1,347.99	-	1,347.99	1,391.48
Protección de Maderas, S.A. (2)	54.76	-	54.76	4,550.49
La Patrulla Verde, S.A. (2)	831.68	(732.81)	98.87	96.40
Xylazel, S.A. (1)	4,724.62	-	4,724.63	4,759.16
Neuropharma, S.A.	60.10	-	60.10	42.64
Genómica, S.A.	60.10	-	60.10	59.74
TOTAL	**81,406.49**	**(22,811.78)**	**58,594.71**	**72,863.28**

(1) Audited by PriceWaterhouseCoopers
(2) Audited by Audinvest
(3) Audited by KPMG

Thousands of Euros	EQUITY OF GROUP UNDERTAKINGS					% OF OWNERSHIP		
1999 Group undertakings	Share capital	Share premium and reserves	1999 income	Interim dividend	Total equit	Direct	Indirect	Total
PharmaMar, S.A.	34,903.24	25,138.24	(1,908.28)	-	58,133.20	58.45%	10.39%	68.84%
Pharma Gen, S.A.	740.69	201.60	203.50	-	1,145.79	96.87%	-	96.87%
N.V. Zeltia Belgique	3,026.56	4,715.35	109.19	(3,751.94)	4,099.16	100.00%	-	100.00%
Zelnova, S.A.	3,035.11	6,650.46	3,293.83	(1,502.53)	11,476.88	100.00%	-	100.00%
Cooper Zeltia Veterinaria, S.A.	1,232.07	91.02	88.41	-	1,411.51	100.00%	-	100.00%
Protección de Maderas, S.A.	721.21	(179.92)	71.94	-	613.24	100.00%	-	100.00%
La Patrulla Verde, S.A.	60.10	0.00	36.30	-	96.40	100.00%	-	100.00%
Xylazel, S.A.	811.37	933.44	2,743.02	-	4,487.83	100.00%	-	100.00%
TOTAL	**44,530.35**	**37,550.19**	**4,637.91**	**(5,254.47)**	**81,464.02**			

Thousands of Euros	VALUATION OF HOLDINGS IN GROUP UNDERTAKINGS			
1999 Group undertakings	Gross book value	Provision for depreciation	Net book value	Underlying book value
PharmaMar, S.A. (1)	45,511.73	(11,532.86)	33,978.86	33,980.02
Pharma Gen, S.A. (2)	1,251.81	(141.88)	1,109.93	1,109.93
N.V. Zeltia Belgique (3)	3,026.55	-	3,026.55	4,099.16
Zelnova, S.A. (1)	4,385.31	-	4,385.31	11,476.88
Cooper Zeltia Veterinaria, S.A. (2)	1,347.99	-	1,347.99	1,411.51
Protección de Maderas, S.A. (2)	54.76	-	54.76	613.24
La Patrulla Verde, S.A. (2)	831.68	(732.82)	98.86	96.40
Xylazel, S.A. (1)	4,724.62	-	4,724.63	4,487.83
TOTAL	**61,134.45**	**(12,407.56)**	**48,726.89**	**57,274.97**

(1) Audited by PriceWaterhouseCoopers
(2) Audited by Audinvest
(3) Audited by KPMG

The underlying book value of the holdings in group and associated undertakings was calculated according to the audited financial statements for 2000 and 1999, respectively, with the following exceptions:

- Inst. Inmunología y Alergia, S.A.: Not legally obliged to perform an audit.
- Neuropharma, S.A.: Not legally obliged to perform an audit.
- Genómica, S.A.: Not legally obliged to perform an audit.

Notes to the Financial Statements

The Company periodically receives economic and financial information from all its investees. In compliance with the provisions of Article 86 of the Spanish Company Law, as amended, the Company has presented the required notifications to the companies in which it has direct and indirect holdings of more than 10%, or more than 3%, in the case of listed companies.

In 2000, Zeltia incorporated two new companies, Genómica, S.A. and Neuropharma, S.A., and owns 100% of their capital; each has a capital stock of € 0.06 million and they have not yet commenced operations.

The detail of the movements in the holdings in group and associated undertakings during 2000 and 1999 is as follows:

Thousands of Euros Group undertakings	Balances at 31/12/99	Additions	Retirements	Other changes	Balances at 31/12/00
PharmaMar, S.A.	45,511.73	46,462.03	(9,075.14)	(17,235.04)	65,663.57
Pharma Gen, S.A.	1,251.81	-	-	-	1,251.81
N.V. Zeltia Belgique	3,026.55	-	-	-	3,026.55
Zelnova, S.A.	4,385.31	-	-	-	4,385.31
Cooper Zeltia Veterinaria, S.A.	1,347.99	-	-	-	1,347.99
Protección de Maderas, S.A.	54.76	-	-	-	54.76
La Patrulla Verde, S.A.	831.68	-	-	-	831.68
Xylazel, S.A.	4,724.62	-	-	-	4,724.62
Neuropharma, S.A.	-	60.10	-	-	60.10
Genómica, S.A.	-	60.10	-	-	60.10
TOTAL	**61,134.45**	**46,582.23**	**(9,075.14)**	**(17,235.04)**	**81,406.49**

Thousands of Euros Group undertakings	Balances at 31/12/98	Additions	Balances at 31/12/99
PharmaMar, S.A.	19,325.23	26,186.49	45,511.73
Pharma Gen, S.A.	1,251.81		1,251.81
N.V. Zeltia Belgique	3,026.55		3,026.55
Zelnova, S.A.	4,385.31		4,385.31
Cooper Zeltia Veterinaria, S.A.	1,347.99		1,347.99
Protección de Maderas, S.A.	54.76		54.76
La Patrulla Verde, S.A.	678.73	152.95	831.68
Xylazel, S.A.	817.33	3,907.29	4,724.62
TOTAL	**30,887.71**	**30,246.73**	**61,134.45**

The most significant changes in the holdings in group and associated undertakings during 2000 are due to the following operations:

- PharmaMar, S.A.: Between January and March 2000, Zeltia and subsidiary Protección de Maderas, S.A. (100% owned) engaged in transactions involving the sale of shares of PharmaMar, S.A. These transactions, which were carried out at market price, increased Zeltia's net investment in PharmaMar by €17.35 million and made it necessary to allocate a provision of €23.70 million to adjust the value of the investment to its underlying book value. Subsequently, the company cancelled the increase in investment and provision since the transactions were between group companies. Zeltia, S.A. acquired shares of PharmaMar, S.A. which represent 2.05% of the company's capital stock from third parties outside the group for €3.75 million.

  In June, Zeltia completed a capital increase (see Note 11) for non-monetary contributions comprising shares of PharmaMar; 3,709,178 new shares of Zeltia were issued with a value of €4.55 (Ptas. 757 per share) in exchange for 168,599 shares of PharmaMar, which represent 29% of the company's capital stock. The result is that Zeltia's holding in PharmaMar increased by €16.88 million.

  After these transactions, Zeltia's percentage of direct ownership in PharmaMar is 77.81% and its total percentage of ownership is 99.39%, which includes indirect holdings via other group companies.

The most significant changes in the holdings in group and associated undertakings caption during 1999 were due to the following operations:

- In April 1999, PharmaMar, S.A. increased capital by 102,484 new shares of par value €60.1 each, with a share premium of €240.40 per share.

  The total amount of the increase was €30.80 million and Zeltia subscribed 71,343 shares for €21.44 million.

  Following this capital increase, Zeltia's percentage of direct ownership in PharmaMar was 55.74%.

  Zeltia, S.A. acquired shares of PharmaMar, S.A. which represent 2.7% of the company's capital stock from third parties outside the group, with the result that, at the end of 1999, Zeltia's direct holding in PharmaMar had increased to 58.45%. The acquisition cost of the above-mentioned holdings was €4.75 million.

- Xylazel, S.A.: In May 1999, Zeltia acquired 50% of the company's shares from third parties outside the group for €3.91 million with the result that, at the end of 1999, Zeltia owned 100% of the company.

- La Patrulla Verde, S.A.: During 1999 the company increased and reduced capital to restore its net worth balance. As the company's sole shareholder, Zeltia decided to subscribe all the new shares for €0.08 million. The shareholder made a contribution of €0.07 million to offset losses. As the company's sole shareholder, Zeltia decided to contribute said amount out of part of a loan which it had granted to La Patrulla Verde, S.A., this amount being net, past-due and claimable. This

Company changed its corporate name in 1999 from Zeltia Servicios Des, S.A. to La Patrulla Verde, S.A.

The registered offices and line of business of each of Zeltia's investees as at 31 December 2000 and 1999 are summarized below:

Company	Registered offices	Business
PharmaMar, S.A.	Calera, 3. Tres Cantos Madrid	Research, development, production and marketing of all sorts of bioactive products for application in human medicine. The company is currently developing a number of active principles, none of which are yet on the market.
Pharma Gen, S.A.	Alcarria, 7. Coslada Madrid	Research and development of biotechnology applications, diagnosis and services related to these activities.
N.V. Zeltia Belgique, S.A.	Excelsiorlaan 36-38 1930 Zeventem - Brussels Belgium	Acquisition and management of holdings in other companies and provision of consulting about their administration and management.
Cooper Zeltia Veterinaria, S.A.	Torneiros–Porriño Pontevedra	Provision of services to other companies, and holding company.
Xylazel, S.A.	Las Gándaras–Porriño Pontevedra	Manufacture and sale of products to protect and decorate wood.
Neuropharma, S.A.	José Abascal, 2. Madrid	Research, production and marketing of all sorts of bioactive products of natural origin obtained via synthesis for application in human and animal medicine.
Genómica, S.A.	José Abascal, 2. Madrid	Research, development, production and marketing of all sorts of diagnosis and identification techniques, systems and equipment and human and animal therapeutics based on the identification of nucleic acids.

The balances payable to and receivable from group and associated undertakings as at 31 December 2000 and 1999 are as follows (see Note 9):

Thousands of Euros	Balances in 2000		Balances in 1999	
Group undertakings	Short-term receivables	Short-term payables	Short-term receivables	Short-term payables
PharmaMar, S.A.	1.39	-	1.54	11,287.06
Pharma Gen, S.A.	475.31	22.50	501.26	85.37
N.V. Zeltia Belgique	29.48	-	29.48	-
Zelnova, S.A.	743.18	0.21	621.34	-
Instituto de Inmunología y Alergia, S.A.	-	-	0.08	-
Cooper Zeltia Veterinaria, S.A.	864.74	26.81	852.81	-
Protección de Maderas, S.A.	38.74	332.85	96.34	259.42
La Patrulla Verde, S.A.		82.45	-	82.36
Xylazel, S.A.	513.22	-	-	0.19
Neuropharma, S.A.	349.87	-	-	-
Genómica, S.A.	0.96	-	-	-
Total	**3,016.89**	**464.82**	**2,102.85**	**11,714.4**

8.2. Long-term securities

The detail of the accounts included in Zeltia's financial investments as long-term securities is as follows:

Thousands of Euros	2000	1999
Time deposits	13,898.40	-
Mutual funds	24,087.16	-
Shares	1,584.36	160.08
	39,569.92	**160.08**

8.3. Other credits

The detail of the accounts included in Zeltia's financial investments as other credits as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Eurozeltifur, S.L.	292.31	292.31
Loans to employees	68.85	56.83
	361.16	**349.14**

The balance with Eurozeltifur, S.L. as at 31 December 2000 and 1999 represents the account receivable from this company, which was declared insolvent by the courts in 1994. Zeltia, S.A. recorded a provision for this account due to uncertainty about its recovery in the future.

The maturities of the balances included under the Financial Investments - Other Credits accounts as at 31 December are as follows:

Thousands of Euros Maturing in	2000	1999
2001	-	349.13
2002	361.15	-
	361.15	**349.13**

8.4. Provisions for the depreciation of financial investments

As at 31 December 2000 and 1999, most of this account represents the provision for investments in group and associated undertakings which was recorded by the Company (€22,811,790) and is detailed by company in section 8.1 of this note. The rest corresponds to other long-term credits (Note 8.3) amounting to €292,310, and investments included in the long-term securities portfolio *made in 2000 totaling* €4,317,410.

9. Accounts receivable

The detail of accounts receivable as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Customer receivables	374.89	322.59
Group and associated undertakings (Note 8)	3,016.89	2,102.77
Sundry debtors	166.96	123.14
Receivable from public authorities	13,195.38	3,881.80
Loans to employees	168.15	154.95
Provisions for bad debts	(224.41)	(224.41)
	16,697.86	**6,360.84**

The detail of the receivable from public authorities accounts as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Tax receivables		
VAT	141.73	-
Prepaid corporate income tax (Note 22)	13,053.65	3,881.80
	13,195.38	**3,881.80**

10. *Short-term financial investments*

As at 31 December 2000 and 1999, most of the short-term financial investments represented listed shares owned by the Company in Banco Guipuzcoano, S.A. and Pescanova, S.A.

During 2000, Zeltia's holding in Banco Guipuzcoano increased from 3% to 3.01% as it acquired 14,907 new shares for €0.23 million. Zeltia's holding in Pescanova, S.A. increased from 1.7% to 3.01% as it acquired 140,149 shares for €1.47 million.

During 1999, Zeltia maintained its 3% holding in Banco Guipuzcoano and 1.7% holding in Pescanova, S.A.

Other short-term financial investments include the deposits made by the Company in eurodeposits and investments in government bonds and commercial paper at market interest rates. The yield on these investments ranged between 4.2% and 4.9% in 2000.

Thousands of Euros	Balance for 1999	Additions	Retirements	Transfers	Provisions	Balance for 2000
Bco. Guipuzcoano	4,625.01	236.82	-	-	-	4,861.83
Pescanova	1,353.30	1,471.89	(81.50)	-	17.38	2,761.07
Other short-term financial investments	0.00	3,061,010.05	(2,958,920.25)	6,812.37	-	108,902.18
Short-term interest on fixed income securities	0.00	691.22	-	-	-	691.22
Loans to Group undertakings	576.69	7,295.93	(576.69)	0.00	0.00	7,295.93
	6,555.00	**3,070,705.91**	**(2,959,578.44)**	**6,812.37**	**17.38**	**124,512.23**

Loans to group undertakings correspond to a loan of €742,150 granted by Zeltia to PharmaMar, S.A. in September 2000 at 5% interest; the other amount (€83,780) corresponds to accrued interest at 31 December 2000.

The balance with Eurozeltifur, S.L. as at 31 December 2000 and 1999 represents the account receivable from this company, which was declared insolvent by the courts in 1994. Zeltia, S.A. recorded a provision for this account due to uncertainty about its recovery in the future.

The maturities of the balances included under the Financial Investments - Other Credits accounts as at 31 December are as follows:

Thousands of Euros Maturing in	2000	1999
2001	-	349.13
2002	361.15	-
	361.15	**349.13**

8.4. Provisions for the depreciation of financial investments

As at 31 December 2000 and 1999, most of this account represents the provision for investments in group and associated undertakings which was recorded by the Company (€22,811,790) and is detailed by company in section 8.1 of this note. The rest corresponds to other long-term credits (Note 8.3) amounting to €292,310, and investments included in the long-term securities portfolio made in 2000 totaling €4,317,410.

9. Accounts receivable

The detail of accounts receivable as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Customer receivables	374.89	322.59
Group and associated undertakings (Note 8)	3,016.89	2,102.77
Sundry debtors	166.96	123.14
Receivable from public authorities	13,195.38	3,881.80
Loans to employees	168.15	154.95
Provisions for bad debts	(224.41)	(224.41)
	16,697.86	**6,360.84**

The detail of the receivable from public authorities accounts as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Tax receivables		
VAT	141.73	-
Prepaid corporate income tax (Note 22)	13,053.65	3,881.80
	13,195.38	**3,881.80**

10. *Short-term financial investments*

As at 31 December 2000 and 1999, most of the short-term financial investments represented listed shares owned by the Company in Banco Guipuzcoano, S.A. and Pescanova, S.A.

During 2000, Zeltia's holding in Banco Guipuzcoano increased from 3% to 3.01% as it acquired 14,907 new shares for €0.23 million. Zeltia's holding in Pescanova, S.A. increased from 1.7% to 3.01% as it acquired 140,149 shares for €1.47 million.

During 1999, Zeltia maintained its 3% holding in Banco Guipuzcoano and 1.7% holding in Pescanova, S.A.

Other short-term financial investments include the deposits made by the Company in eurodeposits and investments in government bonds and commercial paper at market interest rates. The yield on these investments ranged between 4.2% and 4.9% in 2000.

Thousands of Euros	Balance for 1999	Additions	Retirements	Transfers	Provisions	Balance for 2000
Bco. Guipuzcoano	4,625.01	236.82	-	-	-	4,861.83
Pescanova	1,353.30	1,471.89	(81.50)	-	17.38	2,761.07
Other short-term financial investments	0.00	3,061,010.05	(2,958,920.25)	6,812.37	-	108,902.18
Short-term interest on fixed income securities	0.00	691.22	-	-	-	691.22
Loans to Group undertakings	576.69	7,295.93	(576.69)	0.00	0.00	7,295.93
	6,555.00	**3,070,705.91**	**(2,959,578.44)**	**6,812.37**	**17.38**	**124,512.23**

Loans to group undertakings correspond to a loan of €742,150 granted by Zeltia to PharmaMar, S.A. in September 2000 at 5% interest; the other amount (€83,780) corresponds to accrued interest at 31 December 2000.

Thousands of Euros	Balance for 1998	Additions	Retirements	Provisions	Balance for 1999
Bco. Guipuzcoano	3,951.85	673.16	-	-	4,625.01
Pescanova	1,370.68	-	-	(17.38)	1,353.30
Other short-term financial investments	2,304.85	-	(2,304.85)	-	0.00
Short-term interest on fixed income securities	1.50	-	(1.50)	-	0.00
Other credits	0.00	576.69	-	-	576.69
	7,628.88	**1,249.85**	**(2,306.35)**	**(17.38)**	**6,555.00**

11. Capital and reserves

The detail of the movement in the equity accounts of Zeltia during 2000 and 1999 was as follows:

Thousands of Euros	Subscribed capital stock	Share premium	Legal reserve	Reserve for own shares	Voluntary reserves	Income for the year	TOTAL
Balance as at 1 January 2000	**9,123.41**	**14,594.97**	**1,824.68**	**2,407.46**	**16,262.34**	**4,312.23**	**48,525.08**
Capital increases	2,060.57	235,641.18	-	-	-	-	237,701.75
Transfers	-	(2,968.45)	(226.97)	-	3,195.42	-	0.00
Capital reductions	(3,195.42)	-	-	-	-	-	(3,195.42)
Creation of reserve for own shares	-	(25,375.82)	-	41,771.49	(16,395.67)	-	0.00
Distribution of 1999 income	-	-	-	-	4,312.23	(4,312.23)	0.00
Income for 2000	-	-		-	-	5,056.99	5,056.99
Balance as at 31 December 2000	**7,988.56**	**221,891.88**	**1,597.71**	**44,178.95**	**7,374.32**	**5,056.99**	**288,088.40**

Thousands of Euros	Subscribed capital stock	Share premium	Legal reserve	Reserve for own shares	Voluntary reserves	Income for the year	TOTAL
Balance as at 1 January 1999	**9,485.59**	**15,267.00**	**1,897.12**	**3,502.18**	**12,342.49**	**3,449.48**	**45,943.86**
Capital increases	1,368.83	(672.03)	(72.43)		(624.36)		0.00
Capital reductions	(1,731.01)						(1,731.01)
Reversal of reserve for own shares				(1,094.73)	1,094.73		0.00
Voluntary reserves					3,449.48	(3,449.48)	0.00
Income for the year						4,312.23	4,312.23
Balance as at 31 December 1999	**9,123.41**	**14,594.97**	**1,824.69**	**2,407.45**	**16,262.34**	**4,312.23**	**48,525.09**

11.1. Capital stock

As at 31 December 2000, Zeltia's capital stock was represented by 159,771,112 fully subscribed

and paid bearer shares with a par value of €0.05 each whereas, as at 31 December 1999, it consisted of 32,583,600 fully subscribed and paid bearer shares with a par value of €0.28 each. All the shares have the same voting and dividend rights.

The changes of the par value of shares and capital stock during 2000 are shown in the following table:

	Balance as at 01/01/00	August 2000	September 2000	December 2000	Balance as at 31/12/00
No. of shares	32,583,600	39,942,778	159,771,112	159,771,112	159,771,112
Par value	€ 0.28	€ 0.28	€ 0.07	€ 0.05	€ 0.05
Capital stock	€ 9.12Mn	€ 11.18Mn	€ 11.18Mn	€ 7.99Mn	€ 7.99Mn

– June 2000:
Capital increase. An exchange of 168,559 shares of PharmaMar, S.A. for 3,709,178 new shares of Zeltia, S.A. The exchange equation was 22 shares of Zeltia for 1 share of PharmaMar at an established price of €4.55 for each Zeltia share, whose par value was €0.28; consequently, the share premium was €4.27 per share.

– July 2000:
Capital increase. 3,000,000 new shares were issued with a par value of €0.28 per share and a final price of €60.50 per share; consequently, the share premium was €60.22 per share.

– August 2000:
The placing companies exercised a green shoe by issuing 650,000 new shares with a par value of €0.28 per share at €60.50 per share; consequently, the share premium was €60.22.

– September 2000:
On 29 August 2000, the Shareholders' Meeting approved a 4-for-1 stock split, which reduced the par value from €0.28 to €0.07 per share, and it reduced the par value of the shares by €0.02 to €0.05 per share by refunding capital to the shareholders.

As at 31 December 2000, there was no record of any shareholder with a holding of over 10% in any of the subsidiaries or in the controlling Company.

The changes of the par value of shares and capital stock during 1999 are shown in the following table:

	Balance as at 01/01/99	January 1999	February 1999	May 1999	July 1999	Balance as at 31/12/99
No. of shares	2,036,475	10,182,375	30,547,125	32,583,600	32,583,600	32,583,600
Par value	€ 4.66	€ 1	€ 0.33	€ 0.33	€ 0.28	€ 0.28
Capital stock	€ 9.48Mn	€ 10.18Mn	€ 10.08Mn	€ 10.75Mn	€ 9.12Mn	€ 9.12Mn

- January 1999:
  Capital increase charged to reserves for adaptation to the euro. The par value became €5 per share and, subsequently, a 5-for-1 stock split was carried out and the par value became €1 per share.

- February 1999:
  Reduction of par value with refund of contributions (€0.01 per share) and, subsequently, a 3-for-1 stock split was carried out and the par value became €0.33 per share.

- May 1999:
  Bonus issue out of reserves consisting of one new share for every 15 old shares; 2,036,475 new shares were issued.

- July 1999:
  Reduction of par value with refund of contributions (€0.05 per share).

All the Company's shares are listed on the four Spanish Stock Exchanges in the Nuevo Mercado segment.

On 19 December 2000, Zeltia commenced a 1-for-4 bonus issue, charged to the issue premium and from then on, the shares and warrants began to trade separately. At 31 December 2000, the market price was €12.45 (Ptas. 2,072) per share while the warrant was trading at €3.08.

At 31 December 1999, the market price was €17.5; excluding the effects of the 4-for-1 split in 2000 and the bonus issue in order to be able to compare the market price at 31 December 2000, the market price would have been €3.5 per share at that date.

In 2000, there was a 4-for-1 stock split.

11.2. Share premium

The share premium may be used for the same purposes as the Company's voluntary reserves, which include converting it into capital stock, and there are no restrictions as to its use.

In line with this criterion, on 29 November 2000 the Shareholders' Meeting resolved to carry out a bonus issue of one new share per 15 old shares, charged to the share premium.

11.3. Legal reserve

The Company must transfer 10% of income for each year to the legal reserve until it represents at least 20% of capital stock. This reserve is not available for distribution to shareholders and may only be used to offset losses in the event of no other sufficient reserves being available. Also, under certain conditions the legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

As at December 31, 2000 and 1999 the Company had recorded a reserve for the 20% legally stipulated limit.

11.4. Reserve for own shares

As at December 31, 2000 and 1999 the Company had recorded a reserve equal to the net book value of its own shares. This reserve is not available for distribution and must be maintained until the shares are either sold or redeemed.

The detail of the number of own shares held by the Company as at 31 December, and their book value and average cost, is as follows:

	No. of shares (*)	Book value (Thousands of Pesetas)	Average price per share (Pts)	Average price per share (€)	% of capital stock
2000	3,117,713	7,350,759	2,357	14.17	1.95
1999	291,835	400,567	1,373	8.25	0.90

(*) During 2000, the Company carried out a 4-for-1 stock split.

As at 31 December 2000, the Company has 2,513,496 warrants with an average closing price of €2.90.

The movements in own shares during 2000 and 1999 are summarized below:

	No. of shares	Thousands of Euros
Balance as at 31.12.98	**313.24**	**3,502.18**
Acquisitions	795.01	1,851.86
Effect of bonus issue	95.06	-
Sales	(2,629.57)	(2,946.58)
Adjustment for stock split	3,179.94	-
Balance as at 31.12.99	**1,753.68**	**2,407.46**
Acquisitions	3,142.48	29,951.44
Sales	(1,457.69)	(3,818.85)
Balance before 4-for-1 stock split	3,438.47	28,540.05
Adjustment for stock split	13,755.00	-
Acquisitions after stock split	7,440.16	20,737.86
Sales after stock split	(2,457.33)	(5,098.96)
Balance as at 31.12.00	**18,737.83**	**44,178.95**

A net gain of €13.06 million was obtained on the disposal of own shares in 2000 (€6.27 million in 1999).

12. Provisions for contingencies and expenses

The movements in the accounts included under provisions for contingencies and expenses were as follows:

Thousands of Euros	Balances at 31/12/99	Applications	Balances at 31/12/00
Provision for pensions	234.86	(49.31)	185.56
Provisions for contingencies and expenses	6.36	-	6.36
	241.22	**(49.31)**	**191.92**

Thousands of Euros	Balances at 31/12/98	Applications	Balances at 31/12/99
Provision for pensions	284.39	(49.53)	234.86
Provisions for contingencies and expenses	29.95	(23.59)	6.36
	314.34	**(73.12)**	**241.22**

The Company is required to pay benefits in addition to social security pensions to a former Director by virtue of a resolution of the Board of Directors. In accordance with the actuarial valuation made on 31 December 1998 using the GRM valuation tables adjusted by two years and at an interest rate of 4%, the actuarial present value of this benefit at said date is €284,390. In 2000 and 1999, €49.31 million of said provision were used to pay the pensions for those years.

13. Bank loans

The following tables show the detail of the short and long-term bank loans and credits as at 31 December 2000 and 1999.

The part of the balance drawn down which matures at short term is separated from that which matures in subsequent years.

Short-term interest on bank loans includes the financial expenses which have accrued but are not claimable as at 31 December each year.

Thousands of Euros 2000 Type	Collateral	Limit	Amount drawn down Long term	Short term
Credit lines	Secured	3,455.82	2,854.81	601.01
Sundry credit lines	Unsecured	23,439.47	345.44	
Sundry credit lines	Unsecured	9,315.69		1,141.50
		36,210.98	**3,200.25**	**1,742.51**

Thousands of Euros 1999 Type	Collateral	Limit	Amount drawn down Long term	Short term
Credit lines	Secured	3,906.58	3,455.10	450.76
Sundry credit lines	Unsecured	19,382.64	9,900.27	
Sundry credit lines	Unsecured	6,611.13		3,319.70
		29,900.35	**13,355.37**	**3,770.46**
Short-term interest on bank loans			-	34,35
		29.900,35	**13.355,37**	**3.804,81**

The detail, by due date, of the long-term bank loans as at 31 December 2000 and 1999 is as follows:

Thousands of Euros Year due	2000	1999
2001	-	9,041.90
2002	775.37	916.59
2003	1,295.34	1,348.06
2004	1,051.77	1,051.06
2005	77.77	997.76
2006	-	-
	3,200.25	**13,355.37**

The interest rates on long-term financing obtained from credit entities were between 5.47% and 5.85%. The interest rates on short-term financing were between 5.5% and 6% as at 31 December 2000 (between 3.63% and 4.38% as at 31 December 1999).

14. Current liabilities – Other creditors

The detail of the "Current liabilities - Other creditors" account as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Taxes and social security contributions	7,967.13	1,702.16
Other creditors	587.54	345.92
Accrued wages and salaries	315.29	62.27
	8,869.96	**2,110.35**

The taxes and social security contributions payable as at 31 December 2000 and 1999 are as follows:

Thousands of Euros	2000	1999
Taxes payable		
Withholdings	150.91	214.22
VAT		42.73
Corporate income tax	1,767.99	1,431.68
Deferred corporate income tax (Note 22)	6,032.26	
Social security taxes payable	15.97	13.53
	7,967.13	**1,702.16**

15. Net sales

The distribution of the net sales in the Company's ordinary activity in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Provision of services		
Lease of offices	3,127.46	2,884.97
Administration and management services	49.87	51.60
Other	-	0.18
	3,177.33	**2,936.75**

All sales were made in pesetas and mainly in Spain.

The sales or services provided to group and associated undertakings are detailed in Note 17.

16. Gain on disposal of fixed assets

The detail of the gain on the disposal of fixed assets in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Sale of holdings in control portfolio (Note 8)	18,169.34	0.66
Sale of tangible fixed assets (Note 7)	189.74	45.48
Transactions with own shares	13,062.71	6,275.01
	31,421.79	**6,321.15**

The detail of the losses on the disposal of fixed assets in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Sale of tangible fixed assets (Note 7)	-	2.34
Sale of holdings in control portfolio (Note 8)	19.29	-
	19.29	**2.34**

17. Transactions with group undertakings

The transactions with group undertakings as at 31 December 2000 and 1999 are as follows (see Notes 15 and 20):

Thousands of Euros 2000 Group undertakings	Financial expenses	Short-term interest revenues	Board share and dividends	Revenues from provision of services
PharmaMar, S.A.	150.88	102.17	-	-
Pharma Gen, S.A.	-	24.46	-	70.05
N.V. Zeltia Belgique	-	27.41	-	-
Zelnova, S.A.	-	-	2,422.08	39.29
Cooper Zeltia Veterinaria, S.A.	-	11.70	-	-
Protección de Maderas, S.A.	14.31	-	-	-
La Patrulla Verde, S.A.	-	-	-	-
CZ Veterinaria, S.L.	-	-	-	10.58
Itto.de Inmunología y Alergia, S.A.	-	-	-	17.04
Xylazel, S.A.	-	-	2,760.42	10.57
Neuropharma, S.A.	-	5.55	-	-
Total	**165.19**	**171.29**	**5,182.50**	**147.53**

14. Current liabilities – Other creditors

The detail of the "Current liabilities - Other creditors" account as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Taxes and social security contributions	7,967.13	1,702.16
Other creditors	587.54	345.92
Accrued wages and salaries	315.29	62.27
	8,869.96	**2,110.35**

The taxes and social security contributions payable as at 31 December 2000 and 1999 are as follows:

Thousands of Euros	2000	1999
Taxes payable		
Withholdings	150.91	214.22
VAT		42.73
Corporate income tax	1,767.99	1,431.68
Deferred corporate income tax (Note 22)	6,032.26	
Social security taxes payable	15.97	13.53
	7,967.13	**1,702.16**

15. Net sales

The distribution of the net sales in the Company's ordinary activity in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Provision of services		
Lease of offices	3,127.46	2,884.97
Administration and management services	49.87	51.60
Other	-	0.18
	3,177.33	**2,936.75**

All sales were made in pesetas and mainly in Spain.

The sales or services provided to group and associated undertakings are detailed in Note 17.

16. *Gain on disposal of fixed assets*

The detail of the gain on the disposal of fixed assets in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Sale of holdings in control portfolio (Note 8)	18,169.34	0.66
Sale of tangible fixed assets (Note 7)	189.74	45.48
Transactions with own shares	13,062.71	6,275.01
	31,421.79	**6,321.15**

The detail of the losses on the disposal of fixed assets in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Sale of tangible fixed assets (Note 7)	-	2.34
Sale of holdings in control portfolio (Note 8)	19.29	-
	19.29	**2.34**

17. *Transactions with group undertakings*

The transactions with group undertakings as at 31 December 2000 and 1999 are as follows (see Notes 15 and 20):

Thousands of Euros 2000 Group undertakings	Financial expenses	Short-term interest revenues	Board share and dividends	Revenues from provision of services
PharmaMar, S.A.	150.88	102.17	-	-
Pharma Gen, S.A.	-	24.46	-	70.05
N.V. Zeltia Belgique	-	27.41	-	-
Zelnova, S.A.	-	-	2,422.08	39.29
Cooper Zeltia Veterinaria, S.A.	-	11.70	-	-
Protección de Maderas, S.A.	14.31	-	-	-
La Patrulla Verde, S.A.	-	-	-	-
CZ Veterinaria, S.L.	-	-	-	10.58
Itto.de Inmunología y Alergia, S.A.	-	-	-	17.04
Xylazel, S.A.	-	-	2,760.42	10.57
Neuropharma, S.A.	-	5.55	-	-
Total	**165.19**	**171.29**	**5,182.50**	**147.53**

Thousands of Euros 1999 Group undertakings	Financial expenses	Short-term interest revenues	Board share and dividends	Revenues from provision of services
PharmaMar, S.A.	212.42	-	-	-
Pharma Gen, S.A.	-	20.36	-	51.47
N.V. Zeltia Belgique	65.66	1.22	3,751.94	-
Zelnova, S.A.	-	-	1,529.58	39.29
Cooper Zeltia Veterinaria, S.A.	-	4.36	-	-
Protección de Maderas, S.A.	8.93	-	-	-
La Patrulla Verde, S.A.	-	2.67	-	-
CZ Veterinaria, S.L.	-	-	-	12.31
Xylazel, S.A.	-	-	1, 077.04	9.74
Total	**287.01**	**28.61**	**6,358.56**	**112.81**

During 2000 the Company obtained €0.24 million of financial revenues from short-term financial investments (€0.26 million in 1999).

As at 31 December 2000, the Company had been granted credit totaling €0.16 million (€5.11 million in 1999) from financial institutions which have holdings in its capital stock (see Note 14). The interest accrued on these operations during 2000 amounted to approximately €0.12 million (€0.04 million in 1999).

18. Personnel expenses

The detail of personnel expenses in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Wages, salaries and similar remuneration	1,364.93	1,004.18
Employee welfare expenses	234.09	206.43
	1,599.02	**1,210.61**

In 1997, executive retirement insurance was arranged. The contributions for 2000, which amounted to €54,091 (€54,091 in 1999), are included in the "Employee welfare expenses" caption.

The average number of employees, distributed by category, as at 31 December 2000 and 1999 was as follows:

	Average number of employees	
Professional category	2000	1999
Senior management	6	6
Graduates	4	3
Administrative	4	4
Other	6	6
	20	**19**

19. *Other operating expenses*

The detail of the other operating expenses in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Leases	272.59	191.84
Utilities	190.95	202.57
Repairs and maintenance	90.63	135.77
Work performed by other companies	930.88	709.19
Taxes other than income tax	100.01	77.63
Other	794.13	495.13
	2,379.19	**1,812.13**

20. *Financial and similar expenses*

The detail of financial and similar expenses in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
On debts to group undertakings (Note 17)	165.19	287.01
On loans and credits from third parties	552.80	724.12
Losses on financial investments	0.68	292.31
	718.67	**1,303.44**

21. Directors' remuneration and balances with the members of the Board of Directors

During 2000 the Directors received €91,350 (€93,160 in 1999), gross, for meeting attendance fees.

Also, during 2000, Directors were paid a net amount of €175,500 in wages and salaries, which were recorded as personnel expenses since they are Company employees (€181,510 in 1999), and €151,090 for services received because they are professionals or external consultants who, in addition to their status as directors, provide other services to the company (€116,600 in 1999).

In accordance with the provisions of the Company's bylaws, the bylaw allowances which accrued in 2000 and were outstanding as at 31 December 2000 amounted to €330,560 (€99,170 in 1999).

The pension commitments to former members of the Board of Directors arise exclusively from their status as employees and the remuneration in this connection amounted to €49,280 in 2000 (€49,280 in 1999).

The advances and loans granted by the Company to all the members of the Board of Directors in 2000 amounted to €45,080 (€45,080 in 1999) on which interest is not earned in accordance with the transitory provisions of the Personal Income Tax law.

22. Tax matters

In 2000 the Company filed a consolidated corporate income tax return with certain group undertakings. Zeltia, S.A. has been filing consolidated returns with Protección de Maderas, S.A. since 1993; with Cooper Zeltia Veterinaria, S.A. and Pharmagen, S.A. since 1996; with La Patrulla Verde, S.A. and Zelnova, S.A. since 1998; and with Instituto de Inmunología y Alergia, S.A. since 1999.

Because certain transactions are treated differently for tax and financial reporting purposes, the tax base differs from the income reported in these accounts.

The reconciliation between reported income and the individual taxable income of Zeltia, S.A. is set out below:

Thousands of Euros Reconciliation between reported income and taxable income	2000	1999
BOOK INCOME FOR THE YEAR (before taxes)	4,977.50	3,198.94
Permanent differences	66.11	66.11
Permanent differences in consolidation	(5,144.66)	(1,502.53)
ADJUSTED INCOME PER BOOKS	(101.05)	1,762.52
Timing differences		
Arising in the year	9,019.52	6,578.06
Reversed in prior years	(49.30)	(49.53)
TAXABLE INCOME	**8,869.17**	**8,291.05**
Calculation of the corporate income tax charge*		
CORPORATE INCOME TAX PAYABLE FOR THE YEAR (taxable income x 0.35)	3,104.21	2,901.86
Tax credit for double taxation of dividends	(42.78)	(1,729.85)
Investment tax credit	(1.35)	(0.32)
NET TAX PAYABLE (REFUNDABLE)	3,060.08	1,171.69
Withholdings and prepayments	(2,354.26)	(340.61)
TAX (REFUNDABLE) PAYABLE (Notes 9 and 14)	**705.82**	**831.08**

The corporate income tax expense for 2000 and 1999 is calculated as follows:

Thousands of Euros	2000	1999
35% of income per books	(35.37)	616.88
Tax deductions and relief	(44.13)	(1,730.17)
Expense for the year	**(79.50)**	**(1,113.29)**

The tax credit for double taxation on dividends relates to dividends received from group undertakings that are not included in the consolidated tax returns.

21. Directors' remuneration and balances with the members of the Board of Directors

During 2000 the Directors received €91,350 (€93,160 in 1999), gross, for meeting attendance fees.

Also, during 2000, Directors were paid a net amount of €175,500 in wages and salaries, which were recorded as personnel expenses since they are Company employees (€181,510 in 1999), and €151,090 for services received because they are professionals or external consultants who, in addition to their status as directors, provide other services to the company (€116,600 in 1999).

In accordance with the provisions of the Company's bylaws, the bylaw allowances which accrued in 2000 and were outstanding as at 31 December 2000 amounted to €330,560 (€99,170 in 1999).

The pension commitments to former members of the Board of Directors arise exclusively from their status as employees and the remuneration in this connection amounted to €49,280 in 2000 (€49,280 in 1999).

The advances and loans granted by the Company to all the members of the Board of Directors in 2000 amounted to €45,080 (€45,080 in 1999) on which interest is not earned in accordance with the transitory provisions of the Personal Income Tax law.

22. Tax matters

In 2000 the Company filed a consolidated corporate income tax return with certain group undertakings. Zeltia, S.A. has been filing consolidated returns with Protección de Maderas, S.A. since 1993; with Cooper Zeltia Veterinaria, S.A. and Pharmagen, S.A. since 1996; with La Patrulla Verde, S.A. and Zelnova, S.A. since 1998; and with Instituto de Inmunología y Alergia, S.A. since 1999.

Because certain transactions are treated differently for tax and financial reporting purposes, the tax base differs from the income reported in these accounts.

The reconciliation between reported income and the individual taxable income of Zeltia, S.A. is set out below:

Thousands of Euros **Reconciliation between reported income and taxable income**	**2000**	**1999**
BOOK INCOME FOR THE YEAR (before taxes)	4,977.50	3,198.94
Permanent differences	66.11	66.11
Permanent differences in consolidation	(5,144.66)	(1,502.53)
ADJUSTED INCOME PER BOOKS	(101.05)	1,762.52
Timing differences		
Arising in the year	9,019.52	6,578.06
Reversed in prior years	(49.30)	(49.53)
TAXABLE INCOME	**8,869.17**	**8,291.05**
Calculation of the corporate income tax charge		
CORPORATE INCOME TAX PAYABLE FOR THE YEAR (taxable income x 0.35)	3,104.21	2,901.86
Tax credit for double taxation of dividends	(42.78)	(1,729.85)
Investment tax credit	(1.35)	(0.32)
NET TAX PAYABLE (REFUNDABLE)	3,060.08	1,171.69
Withholdings and prepayments	(2,354.26)	(340.61)
TAX (REFUNDABLE) PAYABLE (Notes 9 and 14)	**705.82**	**831.08**

The corporate income tax expense for 2000 and 1999 is calculated as follows:

Thousands of Euros	2000	1999
35% of income per books	(35.37)	616.88
Tax deductions and relief	(44.13)	(1,730.17)
Expense for the year	**(79.50)**	**(1,113.29)**

The tax credit for double taxation on dividends relates to dividends received from group undertakings that are not included in the consolidated tax returns.

The detail of the movement in the timing differences for the last two years relating to the Company's prepaid taxes is as follows:

Thousands of Euros	1999		Changes in 2000		2000	
Prepaid taxes	**Timing difference**	**Tax effect**	**Timing difference**	**Tax effect**	**Timing difference**	**Tax effect**
Provision for financial investment PharmaMar, S.A.	10,417.36	3,646.08	26,254.56	9,189.10	36,671.93	12,835.17
Provision for financial investment La Patrulla Verde, S.A.	54.09	18.93	0.00	0.00	54.09	18.93
Provision for contingencies and expenses	619.41	216.79	(49.30)	(17.26)	570.11	199.54
TOTAL	**11,090.86**	**3,881.80**	**26,205.26**	**9,171.84**	**37,296.13**	**13,053.64**

The detail of the movement in the timing differences for the last two years relating to the Company's deferred taxes is as follows:

Thousands of Euros	1999		Changes in 2000		2000	
Deferred taxes	**Timing difference**	**Tax effect**	**Timing difference**	**Tax effect**	**Timing difference**	**Tax effect**
Intergroup share transfer (Note 8.1)	-	-	17,235.04	6,032.26	17,235.04	6,032.26
TOTAL	**-**	**-**	**17,235.04**	**6,032.26**	**17,235.04**	**6,032.26**

All the Company's returns for the last five years for the principal taxes to which it is subject are open to inspection by the tax authorities.

As a result, amongst other things, of the different interpretations to which Spanish tax legislation lends itself, additional tax assessments may be raised in the event of a tax inspection. The Directors consider, however, that any additional assessments that might be made would not significantly affect these accounts.

The Company has undertaken to maintain €2.1 million of buildings in its tangible fixed assets since they are covered by reinvestment tax credits.

23. *Statement of source and application of funds*

The funds obtained from (applied in) operations during 2000 and 1999, respectively, are as follows:

Thousands of Euros	2000	1999
Funds obtained from and applied in operations		
Income for the year	5,056.99	4,312.23
Period depreciation and amortization	2,021.60	748.05
Deferred expenses	0.54	14.81
Period provision for financial investments	31,939.30	7,763.72
Deferred revenues		(12.46)
(Gain) loss on disposal of tangible fixed assets	(189.74)	(43.15)
(Gain) loss on disposal of financial investments	19.29	(0.66)
Period provision for contingencies and expenses	(49.30)	(73.12)
TOTAL	**38,798.68**	**12,709.42**

Thousands of Euros	2000		1999	
Changes in working capital	**Increases**	**Decreases**	**Increases**	**Decreases**
Accounts receivable	10,336.94	-	1,492.72	-
Current liabilities	2,537.85	-	-	10,232.24
Short-term financial investments	117,957.21	-	-	1,073.87
Own shares held at short term	41,771.50	-	-	1, 094.73
Cash	952.36	-	-	0.64
Asset accrual accounts	-	2.81	2.81	-
Liability accrual accounts	83.52	-	-	1.54
Total change	**173,639.38**	**2.81**	**1,495.53**	**12,403.02**
Changes in working capital		**173,636.57**	**10,907.49**	
TOTAL	**173,639.38**	**173,639.38**	**12,403.02**	**12,403.02**

The statement of source and application of funds for 2000 and 1999 is as follows:

Thousands of Euros Funds applied	2000	1999
Funds used in operations		
Formation expenses	11,595.01	37.35
Fixed asset acquisitions		
Intangible assets	0.67	21.87
Tangible fixed assets	1,293.50	212.03
Financial investments	86,226.17	30,383.34
Capital reduction	3,195.43	1,731.01
Repayment or transfer to short-term of long-term debts	10,073.30	5,889.54
Total funds applied	**112,384.08**	**38,275.14**
Increase in working capital	**173,636.57**	**0.00**
TOTAL	**286.020,65**	**38.275,14**

Thousands of Euros Funds obtained	2000	1999
Funds from operations	38,798.69	12,709.42
Capital increase	237,701.76	
Long-term debt	13.34	14,424.06
Fixed asset disposals		
Tangible fixed assets	254.68	157.72
Financial investments	9,252.20	76.45
Total funds obtained	**286,020.67**	**27,367.65**
Decrease in working capital	**0,00**	**10,907.49**
TOTAL	**286,020.67**	**38,275.14**

24. Introduction of the euro

Zeltia has analyzed the implication of the introduction of the euro for its general structure. In this regard, it has prepared an action plan to be undertaken in order to comply with the key dates for the launch of the euro. The projected costs of the action to be undertaken and the investments and expenses to be incurred as a result of the introduction of the euro are not material.

25. Subsequent events

– Bonus issue. On 29 November 2000, the Shareholders' Meeting resolved to perform a capital increase (see Note 11), which commenced on 19 December 2000 and ended on 2 January 2001. These shares started to trade on the electronic market in the four Spanish stock exchanges on 26 January 2001. The capital stock increased to €9,986,000 (Ptas. 1,661,480,000), represented by 199,713,890 shares.

– Capital increase at PharmaMar, S.A. On 21 December 2000, the Shareholders' Meeting of this company resolved to perform a capital increase by issuing 580,741 new shares with a par value of €60.10 each and an issue premium of €42.07 per share. This capital increase will increment PharmaMar's equity by €59.34 million.

– Incentive Plan: On 29 November 2000, the Shareholders' Meeting resolved to implement an Incentive Plan. Any employee, whether an executive or not, of the companies that comprise the Zeltia group who has a permanent employment contract and receives variable annual remuneration can apply for this plan; in the case of Xylazel and Zelnova, the plan is exclusively aimed at executives who receive variable annual remuneration. New employees joining the group during the term of the plan can also participate. Conversely, the directors of Zeltia, even if they occupy an executive post at any of the group subsidiaries, are excluded from this Incentive Plan.

The beneficiaries of the plan are offered the opportunity of buying shares in Zeltia for an amount of at most double the net variable remuneration they receive. Half of the total purchase price is paid by the beneficiary, and the other half is financed by the group company which is the beneficiary's employer via an interest-free loan. This loan is condoned if the employee remains in the company for at least three years from the date of the share purchase. The plan is applicable to the variable annual remuneration that the beneficiaries will receive in 2001, 2002 and 2003.

The number of shares which Zeltia will sell to the beneficiaries of the Incentive Plan will not, under any circumstances, exceed 300,000 shares, which is currently 0.15% of the company's capital stock. If that number of shares is insufficient to cater for the Plan's Beneficiaries, the Board of Directors will request the Shareholders' Meeting of the Company for authorization to increase the aforementioned limit.

PRICEWATERHOUSECOOPERS

Paseo de la Castellana, 43
28046 Madrid
Tel. +34 915 684 400
Fax +34 913 083 566

A free translation of the report on the annual accounts originally issued in Spanish, established in thousand of pesetas and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish language version prevails

REPORT OF THE AUDITORS

To the shareholders of
Zeltia, S.A.

1. We have audited the accounts of Zeltia, S.A., consisting of the balance sheet as at 31 December 2000, the profit and loss account and the notes to the accounts for the year then ended, the preparation of which is the responsibility of the Directors of the Company. Our responsibility is to express an opinion on the accounts taken as a whole, based on the work carried out in accordance with auditing standards generally accepted in Spain, which require the examination, on a test basis, of evidence supporting the accounts and an evaluation of their overall presentation, the accounting principles applied and the estimates made.

2. In accordance with Spanish commercial legislation, the Company's Management has included the figures for 1999 relating to each item in the 2000 balance sheet, profit and loss account and statement of source and application of funds, for purposes of comparison. Our opinion refers solely to the 2000 accounts. On 16 March 2000 we issued our audit report on the 1999 accounts in which we expressed an unqualified opinion.

3. The Company is the parent of a group of companies in accordance with Royal Decree 1815/1991 of 20 December 1991. The presentation of consolidated annual accounts is necessary in accordance with accounting principles generally accepted in Spain in order to present a true and fair view of the Groups financial situation and the results of its operations. The Directors have prepared the consolidated financial statements separately.

4. As is indicated in Note 8 of the Notes to the accounts, as at 31 December 2000 the Company maintained an investment in Pharma Mar, S.A., which is essentially engaged in the development of bio-active principles and has not yet placed any product on the market.

5. In our opinion, the accompanying accounts for 2000 give, in all material respects, a true and fair view of the state of affairs of Zeltia, S.A. as at 31 December 2000 and the results of its operations and source and application of funds for the year then ended and contain sufficient information for an adequate understanding and have been prepared in accordance with accounting principles generally accepted in Spain applied on a consistent basis.

6. The accompanying Directors' Report for the year 2000 contains such explanations on the state of the Company's affairs, the development of the business and other matters as the Directors consider appropriate and does not form part of the accounts. We have checked that the financial information contained in the Directors' Report agrees with the accompanying accounts for 2000. The scope of our work as auditors is limited to checking the Directors' Report to the extent set out in this paragraph and does not include the verification of information not derived from the Company's accounting records.

PricewaterhouseCoopers Auditores, S.L.

Original in Spanish signed by
Bernard D. de Spéville

28 March 2001

PricewaterhouseCoopers Auditores, S. L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79031290

PwC-059


zeltia

Consolidated Financial Statements

31 December 2000

ZELTIA, S.A. AND SUBSIDIARY COMPANIES

As at 31 December 2000 and 1999 (Thousands of Euros)

Assets

	2000	1999
Fixed assets		
Formation expenses (Note 4)	11,067.55	910.41
Intangible assets (Note 5)	67,279.40	47,731.24
Tangible fixed assets (Note 6)	25,677.68	22,603.39
Financial investments (Note 7)	47,671.13	11,291.28
Total fixed assets	**151,695.76**	**82,536.32**
Goodwill in consolidation (Note 8)	**9,406.84**	**8,254.17**
Deferred expenses	**539.24**	**391.50**
Current assets		
Inventories (Note 9)	6,138.92	4,776.06
Accounts receivable (Note 10)	21,627.72	18,959.99
Short-term financial investments (Note 11)	113,188.37	5,571.60
Controlling company shares held at short term (Note 12)	44,178.95	2,688.87
Cash at bank and in hand	7,513.69	4,254.28
Accrual accounts	470.69	125.31
Total current assets	**193,118.34**	**36,376.11**
Total assets	**354,760.18**	**127,558.10**

AS AT 31 DECEMBER 2000 AND 1999 (THOUSANDS OF EUROS)

Liabilities

	2000	1999
Capital and reserves (Note 12)		
Share capital	7,988.56	9,123.41
Share premium account	221,891.88	14,594.96
Reserves at controlling company	66,364.60	28,686.54
Reserves at consolidated companies	5,134.06	5,275.14
Reserves at equity-accounted affiliates	2,080.39	2,115.27
Income for the year attributable to the controlling company	12,709.83	9,673.17
Total capital and reserves	**316,169.32**	**69,468.49**
Minority interest (Note 13)	**383.91**	**18,154.69**
Negative difference in consolidation (Note 8)	**449.14**	**449.14**
Deferred revenues (Note 14)	**559.67**	**734.42**
Provisions for contingencies and expenses (Note 15)	**926.51**	**961.96**
Long-term debt		
Bank loans (Note 16)	9,921.04	19,054.86
Other creditors	138,25	104.83
Total long-term debt	**10,059.29**	**19,159.69**
Current liabilities		
Bank loans (Note 16)	3,960.16	6,496.51
Trade creditors	16,387.89	7,598.10
Other creditors (Note 17)	5,713.87	4,442.93
Trade provisions	141.77	-
Accrual accounts	8.65	92.17
Total current liabilities	**26,212.34**	**18,629.71**
Total liabilities	**354,760.18**	**127,558.10**

Consolidated Statements of Income

Expenses

ZELTIA, S.A. AND SUBSIDIARY COMPANIES

FOR THE YEARS ENDED 31 DECEMBER 2000 AND 1999 (THOUSANDS OF EUROS)

	2000	1999
Operating expenses		
Reduction in finished product and products in process inventories	77.48	-
Consumables and other external expenses (Note 9)	26,094.85	26,060.77
Personnel expenses (Note 20)	14,330.50	11,912.53
Fixed asset depreciation	3,489.30	2,016.66
Changes in trade provisions	330.45	125.98
Other operating expenses (Note 21)	27,766.48	14,995.93
Total operating expenses	**72,089.06**	**55,111.87**
Operating income	**5,468.11**	**6,804.74**
Financial expenses		
Financial expenses (Note 22)	1,275.05	1,488.56
Changes in financial investment provisions	(517.76)	502.95
Losses on short-term financial investments	0.68	292.31
Exchange losses	131.30	174.67
Total financial expenses	**889.27**	**2,458.49**
Net financial income	**3,032.48**	**-**
Amortisation of goodwill in consolidation (Note 8)	**1,403.41**	**1,275.88**
Income from ordinary activities	**7,941.81**	**4,340.81**
Extraordinary losses and expenses		
Loss on fixed assets (Note 23)	31.76	13.83
Changes in control portfolio provisions (Notes 7 & 12)	4,302.71	(3.98)
Losses on transactions involving the controlling company's shares and group financial liabilities	152.39	-
Extraordinary expenses and losses (Note 24)	85.13	626.34
Total extraordinary expenses	**4,571.99**	**636.19**
Net extraordinary income	**9,387.34**	**6,190.73**
Consolidated income before taxes	**17,329.15**	**10,531.54**
Corporate income tax (Note 26)	**4,625.38**	**1,443.91**
Consolidated income for the year	**12,703.77**	**9,087.63**
Income attributed to controlling company	**12,709.83**	**9,673.18**

FOR THE YEARS ENDED 31 DECEMBER 2000 AND 1999 (THOUSANDS OF EUROS)

Revenues

	2000	1999
Operating revenues		
Net sales (Note 18)	55,712.78	47,927.07
Increase in finished product and product-in-process inventories	1,156.11	341.64
Capitalised in-house work on fixed assets (Notes 5 & 19)	20,099.73	13,387.69
Other operating revenues	588.55	260.21
Total operating revenues	**77,557.17**	**61,916.61**
Financial revenues		
Revenues from shareholdings	55.11	33.22
Other financial revenues	2,997.30	167.95
Gain on short-term financial investments	759.44	288.71
Exchange gains	109.90	55.74
Total financial revenues	**3,921.75**	**545.62**
Financial loss	**-**	**1,912.87**
Equity in income of equity-accounted affiliates	**844.63**	**724.82**
Loss from ordinary activities	**-**	**-**
Extraordinary income and revenues		
Gain on disposal of fixed assets (Note 23)	514.76	53.27
Gain on operations with shares of the controlling company	13,086.91	6,480.53
Capital subsidies transferred to income for the year (Note 14)	159.89	192.00
Extraordinary revenues (Note 24)	197.77	101.12
Total extraordinary income	**13,959.33**	**6,826.92**
Loss attributed to minority interest (Note 12)	**6.06**	**585.55**

1. Description and Principal activities

Zeltia, S.A. (hereinafter Zeltia or the Company) was incorporated as a corporation in Spain on 3 August 1939 for an indefinite period of time.

Its corporate purpose and principal activity since incorporation comprise the management, support and promotion of its investees, essentially in the chemical-pharmaceutical sector, and the acquisition and refurbishment of real estate for lease.

The subsidiary companies of Zeltia (hereinafter the Group) which comprise the consolidable group as at 31 December 2000 are as follows:

	Percentage of ownership			
	Direct	Indirect	Total	Registered offices
Fully consolidated				
PharmaMar, S.A. (1)	77.81	21.58	99.39	Calera, 3 - Tres Cantos - Madrid
Pharma Gen, S.A. (2)	96.87	-	96.87	Alcarria, 7 - Coslada - Madrid
N.V. Zeltia Belgique (3)	100.00	-	100.00	Excelsiorlaan, 36 1930 Zaventem-Belgium
Zelnova, S.A. (1)	100.00	-	100.00	Torneiros - Porriño - Pontevedra
Cooper Zeltia Veterinaria, S.A. (2)	100.00	-	100.00	Torneiros - Porriño - Pontevedra
Protección de Maderas, S.A. (2)	100.00	-	100.00	José Abascal, 2 Madrid
La Patrulla Verde, S.A. (2)	100.00	-	100.00	Tomás A. Alonso, 132 - Vigo
Inst. Inmunología y Alergia, S.A. (4)	-	96.87	96.87	Calera, 3. Tres Cantos. Madrid
Xylazel, S.A. (1)	100.00	-	100.00	Las Gándaras - Porriño - Pontevedra
Neuropharma, S.A. (4)	100.00	-	100.00	José Abascal, 2. Madrid
Genómica, S.A. (4)	100.00	-	100.00	José Abascal, 2. Madrid
Equity accounted				
Banco Guipuzcoano, S.A. (1)	3.01	-	3.01	Libertad, 21 - San Sebastián
Not consolidated				
PharmaMar USA	-	99.39	99.39	Cambridge - Massachusetts - U.S.A.
Oxaco, S.A.	-	99.39	99.39	BA de Faucingny - Fribourg - Switzerland
CZ Veterinaria, S.L.	-	10.00	10.00	Torneiros - Porriño - Pontevedra

(1) Audited by PriceWaterhouseCoopers.
(2) Audited by Audinvest
(3) Audited by KPMG
(4) Not legally obliged to perform an audit

The subsidiary companies of Zeltia which comprised the consolidable group as at 31 December 1999 were as follows:

	Percentage of ownership			
	Direct	Indirect	Total	Registered offices
Fully consolidated				
PharmaMar, S.A. (1)	58.44	10.40	68.84	Calera, 3 - Tres Cantos - Madrid
Pharma Gen, S.A. (2)	96.87	-	96.87	Alcarria, 7 - Coslada - Madrid
N.V. Zeltia Belgique (3)	100.00	-	100.00	Excelsiorlaan, 36 1930 Zaventem-Belgium
Zelnova, S.A. (1)	100.00	-	100.00	Torneiros - Porriño - Pontevedra
Cooper Zeltia Veterinaria, S.A. (2)	100.00	-	100.00	Torneiros - Porriño - Pontevedra
Protección de Maderas, S.A. (2)	100.00	-	100.00	José Abascal, 2 Madrid
La Patrulla Verde, S.A. (2)	100.00	-	100.00	Tomás A. Alonso, 132 - Vigo
Inst. Inmunología y Alergia, S.A. (4)	-	96.87	96.87	Calera, 3. Tres Cantos. Madrid
Xylazel, S.A.	100.00	-	100.00	Las Gándaras - Porriño - Pontevedra
Equity accounted				
Banco Guipuzcoano, S.A.	3.00	-	3.00	Libertad, 21 - San Sebastián
Not consolidated				
PharmaMar USA	-	68.84	68.84	Cambridge - Massachusetts - U.S.A.
Oxaco, S.A.	-	68.84	68.84	BA de Faucingny - Fribourg - Switzerland
CZ Veterinaria, S.L.	-	10.00	10.00	Torneiros - Porriño - Pontevedra

(1) Audited by PriceWaterhouseCoopers.
(2) Audited by Audinvest
(3) Audited by KPMG
(4) Not legally obliged to perform an audit

The main activities of each of these companies as at 31 December 2000 and 1999 are as follows:

- PharmaMar, S.A.: Research, production and marketing of all sorts of bioactive products for application in human medicine. The company is currently developing a number of active principles; none of its products are on the market yet.

- Pharma Gen, S.A.: Development of biotechnology applications, diagnosis and related services.

- N.V. Zeltia Belgique: Acquisition and management of holdings in other companies and provision of consulting about their administration and management.

- Zelnova, S.A.: Manufacture and marketing of insecticides for household and industrial use.

- Cooper-Zeltia Veterinaria, S.A.: This Company was inactive in 1999 and 2000.

- Protección de Maderas, S.A.: Provision of services for the treatment and protection of wood and the repair and upkeep of structures.

- La Patrulla Verde, S.A.: Provision of insect extermination, disinfection and rat extermination services and other treatments involving the application of chemical products.

- Instituto de Inmunología y Alergia, S.A.: Manufacture and sale of vaccines.

- Xylazel, S.A.: Manufacture and sale of products to protect and decorate wood and metals.

- Neuropharma, S.A.: Research, production and marketing of all sorts of bioactive products of natural origin or obtained via synthesis for application in human and animal medicine. This company, which was incorporated in 2000, had not started to operate as at 31 December 2000.

- Genómica, S.A.: Research, development, production and marketing of all sorts of diagnosis and identification techniques, systems and equipment and for human and animal therapeutics based on the identification of nucleic acids. This Company, which was incorporated in 2000, had not started to operate as at 31 December 2000.

- Banco Guipuzcoano: Banking.

- PharmaMar USA: Pharmaceuticals research.

- Oxaco: Pharmaceuticals research.

- CZ Veterinaria, S.L.: Manufacture and sale of veterinary products.

Two newly-incorporated companies were added to the consolidated group in 2000: Neuropharma, S.A. and Genómica, S.A.

2. *Basis of presentation and Consolidation principles*

These consolidated financial statements have been prepared by the Directors of Zeltia in compliance with current legislation so as to provide a true and fair view of the consolidated net worth, consolidated financial position and consolidated results of the group in 2000 and 1999.

The Group's consolidated financial statements were obtained by full consolidation of the financial statements of the dependent companies in which Zeltia has a majority of the voting rights or has appointed the majority of the members of the governing body; the equity method was applied for other consolidated companies. Companies in which the stake is not significant are not consolidated. These exclusions do not have a material effect on the Group's consolidated financial statements.

The financial statements of Zeltia and of its subsidiary companies will be submitted to the respective Shareholders' Meeting before the established deadlines. The Directors of Zeltia consider that those accounts will be approved without any material changes. As required by accounting regulations, the

consolidated balance sheet and consolidated statement of income for 2000 include, for purposes of comparison, the figures for the previous year which formed part of the 1999 consolidated financial statements which were approved by the Shareholders' Meeting of Zeltia on 8 May 2000.

In compliance with article 86 of the Spanish Companies Law, as amended, Zeltia has presented the required notifications to the companies in which it has a direct or indirect holding of 10% or more and those listed companies which it owns 3% or more.

All material balances and transactions between the consolidated companies were eliminated in the consolidation process.

Third parties' interest in the capital stock, reserves and results of the fully consolidated companies are shown in the "Minority Interest" caption in the consolidated balance sheet.

Differences between the acquisition price of holdings in consolidated companies and their underlying book value at the date of first consolidation were assigned as follows:

- Positive differences. Included on the asset side of the accompanying consolidated balance sheets as "Goodwill in consolidation."

- Negative differences. Included on the liabilities side of the accompanying consolidated balance sheets as "Negative difference in consolidation."

The balance of goods, rights and obligations of foreign companies included in consolidation are translated to pesetas at the year-end closing exchange rate; regarding the equity accounts, capital stock is consolidated at the historical exchange rate, reserves at the exchange rate of the year in which they arose, and income for the year at the average exchange rate for the year. The result of the translation differences arising from the application of these exchange rates is carried under "Reserves at consolidated companies."

All the companies' financial year coincides with the calendar year, and they are consolidated on the basis of each company's individual financial statements as at 31 December.

3. *Principal accounting principles and Valuation standards*

The accompanying consolidated financial statements were prepared in accordance with the accounting principles and valuation standards contained in the Spanish General Accounting Plan and with the rules for the preparation of consolidated financial statements.

The main accounting principles and valuation standards are as follows:

A.- Formation expenses

Formation expenses, which comprise basically capital increase expenses, are recorded at cost net of accumulated amortization, which is calculated on a straight-line basis over a period of five years.

B.- Intangible assets

Intangible assets are carried at acquisition cost or direct applied production cost, as appropriate, and are presented net of the accumulated amortization, as follows:

Intangibles are carried at acquisition or production cost. Amortization is taken on a straight-line basis.

Development project expenses are capitalized from the year in which they meet the following conditions and while those conditions subsist:

– There is a specific itemized project for each development activity.

– Criteria are established for assignment, allocation and recognition of the costs of each project.

– There are sound reasons for expecting technical and economic-commercial success of the project.

– Finance is assured to complete each project.

Development projects are stated at acquisition cost, if outsourced, or at production cost, if carried out in-house. The production cost comprises personnel, material and services expenses pertaining directly to the projects plus the portion of indirect costs which is reasonably allocable to them.

If the circumstances under which a development project was capitalized undergo variation, the unamortized portion is transferred to income for the year.

Capitalizable expenses on development projects are recorded as research and development expenses until completion of the project. Finished projects that give rise to industrial property rights are recorded as such; otherwise, as development expenses.

Capitalized development expenses are amortized according to a specific systematic plan for each project, commencing in the year in which the project is completed and extending over the period in which it generates revenues, but not more than five years.

Computer software is amortized on a straight-line basis over a period of five years in which its use is envisaged. Computer software maintenance costs are expensed as incurred.

The usage rights and purchase option arising from the use of tangible assets obtained under financial leases are recorded at the cash value of the good at the time of acquisition. These rights are amortized on a straight-line basis over the useful life of the leased asset. The total debt for lease payments plus the amount of the purchase option is recorded as a liability. The initial difference between the total debt and the cash value, which is equivalent to the interest expenses on the transaction, is recorded as a deferred expense and is charged to income following the interest method over the duration of the contract. When the purchase option is exercised, the cost and accumulated depreciation of the assets are transferred to the appropriate tangible fixed asset caption.

C.- Tangible fixed assets

Tangible fixed assets are stated at cost plus legally approved revaluations until 1983, and, in the case of the tangible fixed assets of Xylazel, S.A., plus the revaluation established by Royal Decree Law 7/1996, dated 7 June, on balance sheet revaluation. The appropriate accumulated depreciation is netted off the acquisition cost.

Depreciation of tangible fixed assets is taken on the cost value on a straight-line basis over the following years of estimated useful life:

	Years of useful life	
	New	Used
Structures	33-50	17-25
Machinery and installations	5-17	-
Tools and equipment	3-10	-
Furniture and fixtures	3-16	-
Transport equipment	4-15	-
Computer hardware	4-7	-
Other tangible assets	6-13	-

The costs of repairs and maintenance that do not improve the utilization of tangible fixed assets or extend their useful life are expensed in the year in which they are incurred.

When tangible fixed assets are retired or disposed of, the cost of the asset and the related accumulated depreciation are retired from the accounting records.

D.- Financial investments

Holdings in which Zeltia does not exercise control of the companies via their governing bodies are carried by the equity method at the underlying book value of the holding.

Non-material holdings that are not consolidated and marketable fixed-income and equity securities are carried at cost including the inherent expenses and the cost of any subscription rights. If the subscription rights are sold, the cost allocable to the rights sold is retired. Dividends and explicit interest which have accrued but not matured at the time of purchase are excluded from the acquisition cost. The appropriate provisions are recorded for the depreciation of marketable securities when so warranted by circumstances which are of sufficient importance and are clearly evident.

Non-trade accounts receivable are stated at the amount delivered. The difference between this amount and the nominal amount of the debt claim is booked as interest income in the period in which it accrues, using the interest method. Accrued interest on non-trade accounts receivable is recorded under credit accounts.

E.- Goodwill in consolidation

Goodwill arising in the consolidation process is amortized on a straight-line basis over a period of between five and ten years, depending on the expected period for recovery of the investment made. From 1999, some of the goodwill generated in consolidation, specifically that arising as a result of the increase in the holding in the subsidiary PharmaMar, is amortized over 10 years since this is considered more suitable for an R&D company which has not reported profits to date and will not report any profits until one of its drugs, all which are at the development stage, is launched. The parent company takes a long-term view of obtaining income from this investment and, consequently, in order to adjust the amortization of the goodwill in consolidation to the period when the parent company will obtain income, it is appropriate to extend the amortization period of said goodwill.

F.- Inventories

Inventories are stated at the lower of cost or market value. Market value is taken to be the net realizable value of finished and semi-finished products and products in process, and the replacement cost of raw materials and other supplies. The cost price is obtained as follows:

– Commercial inventories, raw materials and other supplies: weighted average cost price.

– Finished and semi-finished products and products in process: weighted average cost of the raw and ancillary materials used, plus the applicable amount of direct labor and general manufacturing expenses.

Provisions for depreciation are recorded for inventories whose cost exceeds market value or where there are doubts as to its recoverability.

G.- Customer accounts and commercial bills receivable

In line with standard commercial practice, part of the sales by the group companies is instrumented in the form of commercial bills or certifications, accepted by the customers or otherwise. In the accompanying consolidated balance sheets, the balances of customer accounts and commercial drafts receivable include the bills and certifications which have been discounted but had not yet matured at 31 December, and the same amount is recorded as a contra-item under bank loans.

Bill discounting expenses are recognized in the consolidated statement of income when they are incurred and they are not deferred until maturity of the respective bills and certifications because such deferral would not have a material impact on the determination of the income for each year.

The Group records provisions for bad debts to cover balances over a certain age or where circumstances enable them to be classified reasonably as doubtful.

H.- Short-term financial investments

Short-term financial investments are stated at acquisition cost or the amount disbursed.

I.- Shares of the controlling company held at short term

Own shares held by the Company are stated at acquisition cost. The appropriate restricted reserve is recorded to cover the amount of own shares held at year-end.

J.- Foreign currency transactions

Foreign currency transactions are recorded at their peseta value using the exchange rates ruling on the transaction dates. Exchange gains or losses arising on cancellation of balances arising from foreign currency transactions are recognized in the consolidated statement of income at the transaction date.

Accounts receivable and payable denominated in foreign currency are valued in pesetas at exchange rates similar to those ruling at year-end, unrealized net exchange losses determined for groups of currencies with a similar maturity and market behavior are recognized as expenses, and unrealized net exchange gains, similarly determined, are deferred until maturity.

From 1 January 1999, foreign currency means any currency other than the euro and the national currencies of the member states of the Economic and Monetary Union which have adopted the euro as their official currency.

K.- Classification of items

Receivables and payables maturing in 12 months or less from year-end are classified as current and those maturing at over 12 months as long-term.

L.- Severance payments

Except in the event of a justified cause, companies must make indemnity payments to their employees when they are dismissed.

In view of the lack of any foreseeable need for abnormal terminations, and given that employees who retire or resign do not receive indemnity payments, when severance payments arise they are expensed in the year in which the related decision is taken.

M.- Corporate income tax

The corporate income tax expense of each year is calculated on the basis of reported income before taxes, distinguishing the permanent or temporary differences between reported income before taxes and taxable income (the tax base), for the purposes of determining the corporate income tax accrued in the year.

Differences between the corporate income tax payable and the corporate income tax expense are recorded as prepaid or deferred income tax, as appropriate.

Double taxation tax credits, tax relief and investment tax credits to which the Company is entitled are also included in the calculation of the corporate income tax charge accrued in the year. Losses available for carryforward are recognized as prepaid taxes in the year that they arise provided that there is assurance that they will be offset with the taxable income that is expected to be obtained during the period in which the Company is entitled to offset them.

Zeltia, S.A. and other undertakings in its group which it owns at least 90% file consolidated tax returns by permission of the Ministry of Economy and Finance. Consequently, the Company settles its taxes using the consolidated taxation system.

It is consolidated Group policy to record the tax expense at individual undertakings in accordance with the resolution of the ICAC (Spanish Accounting and Audit Institute) dated 9 October 1997.

N.- Capital grants

Non-refundable capital grants are recorded on the liability side of the consolidated balance sheet at the amount granted and are recognized in the statement of income on a straight-line basis over a period of time equivalent to the useful life of the assets financed with the grants.

Ñ.- Provisions for pensions and similar commitments

Certain Group companies have granted supplementary retirement pensions to certain retired employees as provided in the Chemical Industry Wage Agreement which was in force until 1978.

These supplementary pensions are covered, on the basis of the commitments assumed, by one of the following methods:

- As provided in the rules for adaptation to the new mercantile legislation, the actuarial estimate of the pension commitments accrued to retired employees but not provisioned as at 31 December 1990 is funded on a straight-line basis over seven years from that year.
- Coverage via a system of insurance premiums arranged with an insurance company. The annual payment to the insurance company is recorded as a period expense.
- Provisions to a fund on the basis of a plan established in the regulation governing the fund. Contributions to the fund are treated as a period expense.

O.- Recognition of revenues and expenses

Revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and possible losses arising in the year or in a previous year are recorded as soon as they become known.

4. Formation expenses

The detail of, and variations in, the Group's formation expenses accounts during 2000 and 1999 were as follows:

Thousands of Euros	Balance at 31/12/99	Additions	Amortization	Balance at 31/12/00
Capital increase expenses	910.41	11,595.01	(1,438.83)	11,067.07
Incorporation expenses	-	1.20	(0.24)	0.48
	910.41	**11,596.21**	**(1,439.07)**	**11,067.55**

Capital increase expenses principally comprise lawyers', notaries' and registry fees, taxes, advertising, management fees and other security appraisal expenses, etc. resulting from the capital increases undertaken by Zeltia, S.A. in 1998 and 2000.

Thousands of Euros	Balance at 31/12/98	Additions	Amortization	Balance at 31/12/99
Capital increase expenses	806.56	379.02	(275.17)	910.41
	806.56	**379.02**	**(275.17)**	**910.41**

5. Intangible assets

The breakdown of, and variations in, the Group's intangible asset accounts during 2000 and 1999 are as follows:

Thousands of Euros	Balance at 31/12/99	Additions	Retirements	Balance at 31/12/00
Current research & development expenses	45,899.85	20,099.73	(94.76)	65,904.82
Administrative concessions, patents & trade marks	1,132.02	9.06	-	1,141.08
Computer software	320.11	40.12	-	360.23
Rights on leased assets	2,882.87	-	(72.37)	2,810.50
	50,234.85	**20,148.91**	**(167.13)**	**70,216.63**
Less accumulated amortization	(2,503.61)	(472.28)	38.65	(2,937.23)
	47,731.24	**19,676.63**	**(128.48)**	**67,279.40**

Thousands of Euros	Balance at 31/12/98	Additions	Retirements	Balance at 31/12/99
Current research & development expenses	32,743.01	13,387.69	(230.85)	45,899.85
Administrative concessions, patents & trade marks	1,131.71	0.31	-	1,132.02
Computer software	178.11	142.00	-	320,11
Rights on leased assets	2,498.70	384.18	-	2,882.87
	36,551.53	**13,914.18**	**(230,85)**	**50,234.85**
Less accumulated amortization	(2,070.46)	(433.16)		(2,503.61)
	34,481.07	**13,481.02**	**(230,85)**	**47,731.24**

As at 31 December 2000, the balance of current research and development expenses includes an amount of €64.42 million (€44.40 million in 1999) relating to projects to develop new pharmaceuticals of marine origin by PharmaMar, S.A. Of that amount, €20.02 million relate to costs incurred that were capitalized in 2000 (€13.29 million in 1999) (see Note 19). The company has not begun to amortize any of the open lines of development since the projects have not concluded; nevertheless, all the lines of activity meet the requirements set out in Note 3.B. To date, the Company has not completed development of any product and, therefore, it has no product in the market.

At 31 December 2000 and 1999, the balance of rights on leased assets includes principally a lease-back transaction arranged by PharmaMar, S.A. in 1995 on its facilities located at calle de la Calera 3 in the Tres Cantos industrial park.

The principal features of this financial lease contract are as follows:

Cost	2,289.86
Financial expenses	1,362.64
Payments made in prior years	(1,789.15)
Payments made in 2000	(239.22)
Adjustment to financial expenses	(176.09)
Outstanding at December 2000	1,448.04

6. *Tangible fixed assets*

The detail of, and variations in, the Group's tangible assets for 2000 and 1999 are as follows:

Thousands of Euros	Balance at 31/12/99	Additions	Retirements	Transfers	Balance at 31/12/00
Land and structures	24,130.71	1,621.98	(110.40)	-	25,642.29
Technical installations & machinery	5,049.65	774.14	(34.78)	-	5,789.01
Other installations, tools & furniture	2,809.92	2,084.08	(12.02)	58.00	4,939.98
Advances & construction in progress	28.27	6.29	-	(28.27)	6.29
Other assets	1,865.16	225.45	(31.76)	14.38	2,073.23
	33,883.71	**4,711.94**	**(118.96)**	**44.11**	**38,450.80**
Less accumulated depreciation	(11,280.32)	(1,483.50)	6.91	(16.21)	(12,773.12)
	22,603.39	**3,228.44**	**(112.05)**	**27.90**	**25,677.68**

Thousands of Euros	Balance at 31/12/98	Additions	Retirements	Change in Consolidation Method	Balance at 31/12/99
Land and structures	23,723.74	3.79	(8,146.52)	549.69	24,130.71
Technical installations & machinery	4,054.29	806.17	(9.48)	198.67	5,049.65
Other installations, tools & furniture	1,967.94	839.07	(56.43)	59.34	2,809.92
Advances & construction in progress		28.27	-	-	28.27
Other assets	1,305.73	205.18	(55.27)	409.52	1,865.16
	31,051.70	**1,882.48**	**(267.70)**	**1,217.22**	**33,883.71**
Less accumulated depreciation	(9,602.18)	(1,271.98)	138.11	(544.26)	(11,280.32)
	21,449.52	**610.50**	**(129.59)**	**672.96**	**22,603.39**

Certain assets of Zeltia, S.A. included in these captions were revalued in accordance with the 1983 Budget Law. Since the vast majority of assets were acquired after that year and the revaluation rates used at that time were very low, the effect of the revaluation is not material.

Xylazel, S.A. revalued its tangible assets in accordance with Royal Decree 2.607/1996, dated 20 December, which approved the rules for balance sheet revaluation regulated in article five of Royal Decree Law 7/1996, dated 7 June, by applying the maximum coefficients established in that Royal Decree. The resulting net capital gain forms part of Xylazel, S.A.'s equity and amounts to €0.29 million after deduction from the revalued amount (€0.29 million) of the flat revaluation charge of €0.01 million.

In accordance with article 8 of Royal Decree 2.607/1996, the financing coefficient applied by Xylazel, S.A. on the gross capital gain resulting from the revaluation was 0%.

The effect on depreciation of tangible assets arising from the revaluation was an increase in period depreciation in the Group's statement of income by approximately €0.06 million in 2000 and 1999.

At 31 December 2000 and 1999 no Group company had mortgaged real estate.

The company's property for rental are located primarily in Madrid. According to the Company's latest valuation, the market value of its structures or their capitalized rental income exceeds the net book value as at 31 December 2000 and 1999.

The Group companies have arranged insurance policies to cover the possible risks that might affect their tangible assets.

7. Financial investments

The detail of, and variations in, the group's financial investment accounts during 2000 and 1999 are as follows:

Thousands of Euros	Balance at 31/12/99	Additions	Retirements and adjustments	Balance at 31/12/00
Holdings in equity-accounted affiliates	7,214.38	837.01	(508.98)	7,542.40
Long-term securities	645.87	39,565.38	(161.56)	40,049.69
Other credits	3,849.29	1,218.52	(326.45)	4,741.37
Long-term deposits and guarantees	165.77	86.83	(28.19)	224.41
	11,875.31	**41,707.74**	**(1,025.18)**	**52,557.87**
Less provisions	(584.03)	(4,317.40)	14.69	(4,886.74)
	11,291.28	**37,390.34**	**(1,010.49)**	**47,671.13**

Thousands of Euros	Balance at 31/12/98	Additions	Retirements and adjustments	Change in method	Balance at 31/12/99
Holdings in equity-accounted affiliates	6,740.28	474.09	-		7,214.38
Long-term securities	486.21	165.54	(5.88)	-	645.87
Other credits	2,909.46	1,176.78	(236.94)	-	3,849.29
Long-term deposits and guarantees	151.76	12.10	(3.61)	5.51	165.77
	10,287.71	**1,828.51**	**(246.43)**		**11,875.31**
Less provisions	(291.72)	(292.31)	-	-	(584.03)
	9,995.99	**1,536.20**	**(246.43)**		**11,291.28**

a.- Holdings in equity-accounted affiliates

The variation in the holdings in equity-accounted affiliates during 2000 and 1999 was as follows:

Thousands of Euros	Balance at 31/12/99	Recognized in income in 2000	Additions	Adjustments	Balance at 31/12/00
Banco Guipuzcoano	7,214.38	600.18	236.82	(508.98)	7,542.40
	7,214.38	**600.18**	**236.82**	**(508.98)**	**7,542.40**

Thousands of Euros	Balance at 31/12/98	Recognized in income in 1999	Additions	Other	Balance at 31/12/99
Banco Guipuzcoano	6,740.28	474.09	-	-	7,214.38
	6,740.28	**474.09**	**-**	**-**	**7,214.38**

b.- Long-term securities

The detail of the long-term securities as at 31 December 2000 and 1999 is as follows:

Thousands of Euros Investee	Held through	2000	1999
Oxaco, S.A.	PharmaMar, S.A.	161.61	161.61
CZ Veterinaria, S.L.	Cooper Zeltia Veterinaria, S.A.	201.44	201.44
Instituto Boomer, S.A.	PharmaMar, S.A.	90.15	81.14
Various	Zeltia, S.A.	39,569.92	160.07
Various	Various	26.56	41.60
		40,049.68	**645.86**

The detail of the accounts included in Zeltia's investments as long-term securities is as follows:

Thousands of Euros	2000	1999
Time deposits	13,898.40	-
Mutual funds	24,087.16	-
Financial investments	1,584.36	160.08
	39,569.92	**160.08**

c.- Other credits

The detail of the accounts included in the Group's investments as other credits as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Tax receivables	4,229.28	3,087.09
Long-term receivables		
On sale of shareholdings	292.31	292.31
Employee loans	68.85	56.83
Other	150.93	413.06
	4,741.37	**3,849.29**

The balance of long-term tax receivables includes the tax credits recognized by the group companies for tax losses incurred up to 31 December 2000 which have not yet been used. These tax credits have been capitalized since the Directors of the controlling Company consider that they will be recovered in the legally-established time periods. The detail and expiration of these balances as at 31 December 2000 are as follows:

Thousands of Euros Expiring in	PharmaMar, S.A.	Pharma Gen, S.A.	Total
2004	-	145.91	145.91
2005	342.70	-	342.70
2006	356.08	-	356.08
2007	807.72	-	807.72
2008	584.79	-	584.79
2009	785.58	-	785.58
2010	1,206.50	-	1,206.50
	4,083.37	**145.91**	**4,229.28**

The detail and expiration of these balances as at 31 December 1999 were as follows:

Thousands of Euros Expiring in	PharmaMar, S.A.	Pharma Gen, S.A.	Total
2004	-	210.23	210.23
2005	342.70	-	342.70
2006	356.08	-	356.08
2007	807.72	-	807.72
2008	584.79	-	584.79
2009	785.58	-	785.58
	2,876.87	**210.23**	**3,087.10**

The amounts of accounts receivable maturing at long term as at 31 December 2000 and 1999 are as follows:

Thousands of Euros	Maturing in	2000	1999
	2001	-	349.13
	2002	361.15	-
		361.15	**349.13**

d.- Provisions for the depreciation of financial investments

The provisions for depreciation of investments represent mainly those made in 2000 to adjust to market value the book value of certain investments made by the controlling Company in 2000, which amounted to €4.32 million.

As at 31 December 1999, the provisions related to the holdings in Oxaco, S.A. and PharmaMar U.S.A. plus the provision of €0.29 million recorded for accounts receivable maturing at more than one year.

8. Goodwill and negative difference in consolidation

The variations during 2000 and 1999 in the goodwill in consolidation and negative difference in consolidation are as follows:

Thousands of Euros	Balance at 31/12/99	Additions	Balance at 31/12/00
Goodwill in consolidation	11,042.18	2,556.08	13,598.26
Less amortization	(2,788.01)	(1,403.41)	(4,191.42)
	8,254.17	**1,152.67**	**9,406.84**
Negative difference in consolidation	**449.14**	-	**449.14**

Thousands of Euros	Balance at 31/12/98	Additions	Balance at 31/12/99
Goodwill in consolidation	4,521.94	6,520.24	11,042.18
Less amortization	(1,512.13)	(1,275.88)	(2,788.01)
	3,009.81	**5,244.36**	**8,254.17**
Negative difference in consolidation	**449.14**	-	**449.14**

The addition to goodwill in 2000 was due to the acquisition of shares of PharmaMar at above their underlying book value, thus increasing the percentage of ownership of that company.

In 1999, the addition was due to the acquisition of shares of PharmaMar and Xylazel.

The detail as at 31 December 2000 and 1999 of the goodwill and negative difference in consolidation is as follows:

Thousands of Euros	2000		1999	
	Goodwill	Negative diff. in consolidation	Goodwill	Negative diff. in consolidation
Fully consolidated companies				
Zelnova, S.A.	-	436.49	-	436.49
PharmaMar, S.A.	7,704.64	-	6,130.62	
Pharma Gen, S.A.	-	1.24	-	1.24
Instituto de Inmunología y Alergia, S.A.	-	11.41	-	11.41
Cooper Zeltia Veterinaria, S.A.	31.61	-	63.20	-
Zeltia Servicios Des, S.A.	5.49	-	10.97	-
Xylazel, S.A.	1,665.10	-	2,049.37	-
	9,406.84	**449.14**	**8,254.16**	**449.14**

9. Inventories

The detail of inventories as at 31 December is as follows:

Thousands of Euros	2000	1999
Trade inventories	530.04	97.29
Raw materials and other supplies	2,328.56	1,834.81
Semi-finished products and products in process	257.97	156.52
Finished products	3,017.37	2,687.44
Advances	4.98	
	6,138.92	**4,776.06**

The inventory purchase expenses in 2000 and 1999 were as follows:

Thousands of Euros	2000	1999
Net purchases	27,021.35	26,574.97
Variation in inventories (commercial and raw materials)	(926.50)	(514.20)
	26,094.85	**26,060.77**

Purchases in foreign currency by Group companies in 2000 and 1999 were not material.

10. Accounts receivable

The detail of accounts receivable as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Customer receivables	13,253.81	11,511.84
Sundry debtors	2,489.53	3,262.16
Receivable from public authorities	6,575.57	4,855.64
Loans to employees	180.04	183.61
	22,498.95	**19,813.25**
Less provisions for bad debts	(871.23)	(853.26)
	21,627.72	**18,959.99**

The customer receivables balance includes €0.85 million in bills and certifications discounted at banks and not yet matured as at 31 December 2000 (€1.26 million in 1999) (see Note 16).

The detail of the receivables from public authorities accounts as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Tax receivables		
VAT	1,145.63	267.68
Corporate income tax	88.23	65.43
Prepaid corporate income tax (Note 26)	5,178.92	4,355.52
Other	162.80	167.01
	6,575.58	**4,855.64**

The variation in the provision for bad debts in 2000 and 1999 was as follows:

Thousands of Euros	2000	1999
Beginning balance	853.26	548.80
Provisions	193.10	186.70
Applications	(175.13)	(44.89)
Change in consolidation method	-	162.66
Balance at 31 December	**871.23**	**853.27**

11. Short-term financial investments

The detail of the short-term financial investments as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Short-term securities portfolio	13,170.72	5,542.53
Deposits and guarantees	6.45	2.44
Other credits	11.20	44.01
	13,188.37	**5,588.98**
(Provisions)	-	(17.38)
	113,188.37	**5,571.60**

As at 31 December 2000, the short-term securities portfolio consisted primarily of deposits made by the controlling Company in eurodeposits, investments in government bonds and commercial paper at market interest rates (€108.90 million), plus the holding of the parent company in Pescanova (€2.76 million). In 1999, the portfolio comprised the investments made by PharmaMar, S.A. in government bonds (€3.70 million) plus the Company's holding in Pescanova, S.A. (€1.35 million). Even though the holding in Pescanova, S.A. amounted to 3.01% as at 31 December 2000, it was not consolidated because this percentage was maintained over a very short period of time and, therefore, it did not comply with the requirement of a lasting relationship in order to add a company to consolidation. Pescanova was audited by Ernst & Young in 2000 and 1999.

12. *Capital and reserves*

The detail of the variations in the equity accounts of Zeltia as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	Balance at 31/12/99	Distribution of income	Transfer	Capital reduction	Capital increase	Other variations	Internal dividend	Income for 2000	Balance at 31/12/00
Subscribed capital stock	9,123.41	-	-	(3,195.42)	2,060.57	-	-	-	7,988.56
Share premium account	14,594.96	-	(28,344.27)	-	235,641.19	-	-	-	221,891.88
Legal reserve	1,824.68	-	(226.98)	-	-	-	-	-	1,597.71
Reserve for own shares	2,407.46	-	41,771.50	-	-	-	-	-	44,178.95
Voluntary reserve	24,454.40	4,195.50	(13,200.25)	-	-	(6.36)	5,144.66	-	20,587.95
Reserves at cons. companies	5,275.14	5,003.58	-	-	-	-	(5,144.66)	-	5,134.06
Reserves at equity-acc. affiliates	2,115.27	474.09	-	-	-	(508.98)	-	-	2,080.39
Income attrib. controlling co.	9,673.17	(9,673.17)	-	-	-	-	-	12,709.83	12,709.83
	69,468.49	**-**	**-**	**(3,195.42)**	**237,701.76**	**(515.34)**	**-**	**12,709.83**	**316,169.33**

Thousands of Euros	Balance at 31/12/98	Distribution of income	Transfer	Capital reduction	Capital increase	Other variations	Internal dividend	Income for 1999	Balance at 31/12/99
Subscribed capital stock	9,485.58	-		(1,731.01)	1,368.83	-	-	-	9,123.41
Share premium account	15,267.00	-		-	(672.04)	-	-	-	14,594.96
Legal reserve	1,897.12	-	(72.43)	-	-	-	-	-	1,824.68
Reserve for own shares	3,502.18	-	(1,094.73)	-	-	-	-	-	2,407.46
Voluntary reserve	18,283.77	(611.97)	1,167.16		(696.79)	-	6,312.23	-	24,454.40
Reserves at cons. companies	8,383.96	3,690.41	-	-	-	(487.00)	(6,312.23)	-	5,275.14
Reserves at equity-acc. affiliates	2,357.93	430.51	-	-	-	(673.16)	-	-	2,115.27
Income attrib. controlling co.	3,508.95	(3,508.95)						9,673.17	9,673.17
	62,686.49	**-**	**-**	**(1,731.01)**	**-**	**(1,160.16)**	**-**	**9,673.17**	**69,468.49**

a.- Capital stock

As at 31 December 2000, Zeltia's capital stock consists of 159,771,112 fully subscribed and paid bearer shares with a par value of €0.05 each; as at 31 December 1999, it consisted of 32,583,600 fully subscribed and paid bearer shares with a par value of €0.28 each. All the shares have the same voting and dividend rights.

The number and par value of the shares and the capital stock in 2000 are shown in the next table (capital stock in millions of euros):
June 2000:

	Balance at 01/01/00	August 2000	September 2000	December 2000	Balance at 31/12/00
No. of shares	32,583,600	39,942,778	159,771,112	159,771,112	159,771,112
Par value	€0.28	€0.28	€0.07	€0.05	€0.05
Capital stock (€)	9.12	11.18	11.18	7.99	7.99

Capital increase. An exchange of 168,559 shares of PharmaMar, S.A. for 3,709,178 new shares of Zeltia, S.A. The exchange equation was 22 shares of Zeltia for 1 share of PharmaMar at an established price of €4.55 for each Zeltia share, whose par value was €0.28; consequently, the share premium was €4.27 per share.

July 2000:
Capital increase. 3,000,000 new shares were issued with a par value of €0.28 per share and a final price of €60.50 per share; consequently, the share premium was €60.22 per share.

August 2000:
The placing companies exercised a green shoe option, involving the issuance of 650,000 new shares with a par value of €0.28 per share at €60.50 per share; consequently, the share premium was €60.22.

September 2000:
On 29 August 2000, the Shareholders' Meeting approved a 4-for-1 stock split, which reduced the par value from €0.28 to €0.07 per share, and it reduced the par value of the shares by €0.02 to €0.05 per share by refunding capital to the shareholders.

The shares' par value and the capital stock in 1999 are shown in the next table:

	Balance at 01/01/99	January 1999 1. Capital increase charged to Reserves 2. Adaptation to Euro 3. 5-for-1 split	February 1999 1. Capital decrease with refund to shareholders. (€ 0.01) 2. 3-for-1 split	May 1999 1-for-15 bonus issue charged to reserves	July 1999 Decrease in par value with refund (€ 0.05 per share)	Balance at 31/12/99
No. of shares	2,036,475	10,182,375	30,547,125	32,583,600	32,583,600	32,583,600
Par value	775 Pesetas	1 Euro	0.33 Euro	0.33 Euro	0.28 Euro	0.28 Euro
Capital stock	9,485,582.47 (Euros)	10,182,375 (Euros)	10,080,551.25 (Euros)	10,752,588 (Euros)	9,123,408 (Euros)	9,123,408 (Euros)
	1,578,268 (Pts. '000)	1,694,205 (Pts. '000)	1,677,263 (Pts. '000)	1,789,080 (Pts. '000)	1,518,007 (Pts. '000)	1,518,007 (Pts. '000)

All the Company's shares are listed on the four Spanish Stock Exchanges in the Nuevo Mercado segment. On 19 December 2000, Zeltia commenced a 1-for-4 bonus issue, charged to the issue premium and, from then on, the shares and warrants began to trade separately. At 31 December 2000, the market price was €12.45 (Ptas. 2,072) per share while the warrant was trading at €3.08. At 31 December 1999, the market price was €17.5; excluding the effects of the 4-for-1 split in 2000 and the bonus issue in order to be able to compare the market price at 31 December 2000, the market price would have been €3.5 per share at that date.
In 2000, there was a 4-for-1 stock split.

In December 2000, there was no record of any shareholder with a holding of over 10% in any of the subsidiaries or in the controlling Company.

b.- Share premium

The share premium may be used for the same purposes as the Company's voluntary reserves, which include converting it into capital stock, and there are no restrictions as to its use.

c.- Legal reserve

Companies must transfer 10% of income for each year to the legal reserve until it represents at least 20% of capital stock. This reserve is not available for distribution to shareholders and may only be used to offset losses in the event of no other sufficient reserves being available. Also, under certain conditions the legal reserve can be used to increase capital.

As at 31 December 2000 and 1999 the Company had recorded a reserve for the 20% legally-stipulated limit.

d.- Reserve for Own Shares

As at 31 December 2000 and 1999 the Company had own shares as follows:

Thousands of Euros Year	Number of shares	Book value	Average acquisition price	Percentage of capital stock
2000	3,117,713	44,178.95	€14.17 (Pts. 2,357)	1.95
1999	291,835	2,407.46	€8.25 (Pts. 1,373)	0.90

The variations in own shares are summarized below:

	No. of shares	Thousands of Euros
Balance at 31/12/98	**52,119**	**3,502.18**
Acquisitions	132,279	1,851.86
Adjustment for stock splits	544,960	-
Sales	(437,523)	(2,946.58)
Balance at 31/12/99	**291,835**	**2,407.46**
Acquisitions before stock splits	522,865	29,951.44
Sales before stock splits	(242,540)	(3,818.85)
Adjustment for stock splits	2,288,640	-
Acquisitions after stock splits	1,237,938	20,737.86
Sales after stock splits	(408,865)	(5,098.96)
Balance at 31/12/00	**3,117,713**	**44,178.95**

Net gains of €13.06 million were obtained on the disposal of own shares in 2000 (€6.27 million in 1999).

As at 31 December 2000 and 1999, the Company had recorded a reserve for an amount equal to that of the own shares. This reserve is restricted until such time as these shares are disposed of or redeemed by the company.

e.- Reserves at consolidated companies

The detail of consolidated reserves as at 31 December 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Reserves at fully consolidated companies		
PharmaMar, S.A.	(914.93)	398.14
Pharma Gen, S.A.	429.53	232.41
N.V. Zeltia Belgique	1,506.60	1,510.01
Zelnova, S.A.	3,955.67	3,065.89
Cooper Zeltia Veterinaria, S.A.	221.51	331.30
Protección de Maderas, S.A.	558.48	486.54
La Patrulla Verde, S.A.	(683.80)	(720.09)
Instituto Inmunología y Alergia, S.A.	5.13	(82.56)
Xylazel, S.A.	55.86	53.49
	5,134.05	**5,275.13**
Reserves at equity-accounted affiliates		
Banco Guipuzcoano, S.A.	2,080.39	2,115.27
	2,080.39	**2,115.27**

f.- Income for the year

The detail of consolidated Group profits, by company, is as follows:

Thousands of Euros	2000		1999	
	Group	Minority interest	Group	Minority interest
PharmaMar, S.A.	(1,334.73)	(11.94)	(1,313.60)	(594.68)
Pharma Gen, S.A.	135.84	4.39	197.13	6.38
N.V. Zeltia Belgique	125.21	-	(0.16)	-
Zelnova, S.A.	4,057.94	-	3,293.83	-
Cooper Zeltia Veterinaria, S.A.	(20.04)	-	(109.80)	-
Protección de Maderas, S.A.	73.15	-	71.94	-
La Patrulla Verde, S.A.	-	-	36.30	-
Zeltia, S.A.	6,032.46	-	4,195.50	-
Instituto de Inmunología y Alergia, S.A.	45.69	1.48	84.92	2.75
Xylazel, S.A.	3,011.95	-	2,743.02	-
Neuropharma, S.A.	(0.36)	-	-	-
Genómica, S.A.	(17.47)	-	-	-
	12,109.64	**(6.07)**	**9,199.08**	**(585.55)**
Banco Guipuzcoano	600.18	-	474.09	-
	600.18		**474.09**	
	12,709.82	**(6.07)**	**9,673.17**	**(585.55)**

13. *Minority interest*

The detail of, and variations in, minority interest accounts in 2000 is as follows:

Thousands of Euros	Balance at 31/12/99	Income for the year 2000	Change in % of ownership	Balance at 31/12/00
PharmaMar, S.A.	18,115.77	(11.49)	(17,764.72)	339.12
Pharma Gen, S.A.	35.89	4.39	-	40.28
N.V. Zeltia Belgique	0.45	-		0.45
Inst. Inmunología y Alergia, S.A.	2.58	1.48		4.06
	18,154.69	**(5.62)**	**(17,764.72)**	**383.91**

The detail and variations in minority interest accounts in 1999 is as follows:

Thousands of Euros	Balance at 31/12/98	Income for the year 1999	Capital increase	Change in % of ownership	Balance at 31/12/99
PharmaMar, S.A.	10,124.31	(594.68)	9,421.54	(835.40)	18,115.77
Pharma Gen, S.A.	29.51	6.38	-	-	35.89
N.V. Zeltia Belgique	0.45	-	-	-	0.45
Inst. Inmunología y Alergia, S.A.	(0.16)	2.75	-	-	2.58
	10,154.11	**(603.81)**	**9,421.54**	**(835.40)**	**18,154.69**

14. Deferred revenues

The detail of deferred revenues as of 31 December is as follows:

Thousands of Euros	2000	1999
Capital grants	548.05	722.80
Exchange and other gains	11.62	11.62
	559.67	**734.42**

The variation in capital grants in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Subsidies granted at beginning of year	722.80	611.13
New subsidies granted	28.73	283.12
Retirements	(43.58)	-
Change in consolidation method	-	20.54
	707.95	**914.79**
Less subsidies recognized in income	(159.89)	(192.00)
	548.06	**722.79**

The grants were from government agencies and were used to finance tangible asset items.

15. Provisions for contingencies and expenses

The detail of the provisions for contingencies and expenses as at 31 December is as follows:

Thousands of Euros	2000	1999
Provisions for pensions and similar commitments	920.97	961.96
Other provisions	5.54	-
	926.51	**961.96**

The provisions for pensions relate practically in full to Zelnova and Xylazel. The management of both companies considers that the pensions will be externalized shortly before the deadline.

16. Bank loans

The detail of bank loans as at 31 December is as follows:

Thousands of Euros 2000	Long term	Short term	Total
Government agencies	3,346.95	31.87	3,378.82
Bank loans	4,681.45	1,575.69	6,257.14
Bank credit	656.08	1,479.66	2,135.74
Unmatured discounted bills and certifications	-	847.29	847.29
Financial lease creditors	1,236.56	25.37	1,261.93
	9,921.04	**3,959.88**	**13,880.92**
Short-term unmatured interest accrued	-	0.28	0.28
	9,921.04	**3,960.16**	**13,881.20**

Thousands of Euros 1999	Long term	Short term	Total
Government agencies	3,598.55	109.87	3,708.42
Bank loans	3,783.15	586.57	4,369.72
Bank credit	10,143.96	4,027.51	14,171.47
Unmatured discounted bills and certifications	-	1,264.04	1,264.04
Financial lease creditors	1,529.20	462.56	1,991.76
	19,054.86	**6,450.55**	**25,505.41**
Short-term unmatured interest accrued	-	45.96	45.96
	19,054.86	**6,496.51**	**25,551.37**

The long-term loans from government agencies relate to loans from the Centro para el Desarrollo Técnico e Industrial (CDTI) of the Ministry of Industry and Energy and the loan from the Comisión Interministerial de Ciencia y Tecnología (CICYT) to Group companies to finance research and development projects. The main conditions of the loan granted to PharmaMar, S.A. by the CDTI, amounting to €3.35 million as at 31 December 2000 and 1999, are as follows:

- Annual repayment of 30% of the funds from operations in the prior year from the research and development projects financed with this loan. Consequently, this loan had no defined maturity as at 31 December 2000 and 1999.

- The interest rate during the repayment period is 3%, payable half-yearly, plus supplementary interest equal to the higher of the average return on equity or 7%, payable on repayment of the loan.

The due dates of the long-term bank loans as at 31 December are as follows:

Thousands of Euros	Year due	2000	1999
	2001	-	9,723.15
	2002	2,517.34	1,554.63
	2003	1,796.30	1,869.16
	2004	1,444.33	1,268.25
	2005	780.06	1,292.72
	2006 and thereafter	36.06	-
	Loan granted to PharmaMar, S.A. by CDTI	346.95	3,346.95
		9,921.04	**19,054.86**

The interest rates on financing obtained from credit entities are market rates.

17. Current liabilities – Other creditors

The detail of the "Long-term debt – Other creditors" account as at 31 December is as follows:

Thousands of Euros	2000	1999
Public authorities	3,210.38	3,089.93
Other creditors	1,053.63	355.85
Accrued wages and salaries	1,449.86	997.17
	5,713.87	**4,442.95**

The taxes and social security contributions payable as at 31 December are as follows:

Thousands of Euros	2000	1999
Taxes payable		
Personal income tax withholdings	734.64	568.02
VAT	77.85	115.97
Corporate income tax	1767.99	1,935.33
Social security contributions payable	243.06	201.69
Deferred corporate income tax (Note 26)	265.59	192.61
Other	121.25	76.31
	3,210.38	**3,089.93**

18. Net sales

The distribution of the net sales in the Group's ordinary activity is as follows:

Thousands of Euros	2000	1999
Sales	51,286.36	43,718.82
Provision of services		
Lease of offices and premises	3,065.19	2,831.44
Other	1,361.23	1,376.81
	55,712.78	**47,927.07**

All sales were made in pesetas and mainly in Spain.

19. Capitalized in-house work on assets

The capitalized in-house work on assets in 2000 and 1999 relates principally to capitalized costs at PharmaMar, S.A., which are allocable to studies in the ongoing development of pharmaceuticals of marine origin (Note 5).

20. Personnel expenses

The detail of the group's personnel expenses in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Wages, salaries and similar remuneration	11,311.01	9,490.01
Employee welfare expenses	3,019.49	2,422.52
	14,330.50	**11,912.53**

The average number of employees, distributed by category, as at 31 December was as follows:

	2000	1999
Management	27	24
Technical professionals	94	65
Clerical personnel	64	60
Commercial personnel	50	57
Other employees	125	114
	360	**320**

21. Other operating expenses

The detail of the other operating expenses in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Leases	1,337.83	889.25
Utilities	540.55	375.69
Repairs and maintenance	683.40	527.95
Work performed by other companies	8,574.54	1,597.67
Taxes other than income tax	711.20	579.43
Transport and freight	2,011.79	1,974.69
Advertising	7,972.10	6,408.38
Other	5,935.07	2,642.87
	27,766.48	**14,995.93**

22. Financial expenses

The detail of the profits on the disposal of fixed assets in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
On loans and credits from third parties	1,275.05	1,488.56
	1,275.05	**1,488.56**

23. Results from the disposal of fixed assets

The detail of the profits on the disposal of fixed assets in 2000 and 1999 is as follows:

Thousands of Euros	2000	1999
Portfolio sales	316.28	-
Other sales of tangible fixed assets	198.48	53.27
	514.76	**53.27**

The detail of the losses on the disposal of fixed assets in 1999 and 1998 is as follows:

Thousands of Euros	2000	1999
Control portfolio	19.29	
Other sales of tangible fixed assets	12.47	13.83
	31.76	**13.83**

24. Extraordinary expenses and revenues

The detail of extraordinary expenses and revenues in 2000 and 1999 is as follows:

Thousands of Euros	2000		1999	
	Expenses	Revenues	Expenses	Revenues
Other extraordinary results	20.56	24.77	141.23	101.12
From prior years	64.57	173.00	481.13	-
	85.13	**197.77**	**622.36**	**101.12**

25. *Directors' remuneration and balances with the members of the Board of Directors of the Controlling Company*

During 2000, the Directors of the controlling Company received €91,350 (€93,160 in 1999) for meeting attendance fees. Also, during 2000 Directors were paid a net amount of €175,500 in wages and salaries, which were recorded as personnel expenses since they are Company employees (€181,510 in 1999), and €150,850 for services received because they are professionals or external consultants who, in addition to their status as Directors, provide other services to the company (€116,600 in 1999).

In accordance with the provisions of the Company bylaws, the bylaw allowances which accrued in 2000 and were outstanding as at 31 December 2000 amounted to €330,560 (€99,170 in 1999).

The pension commitments to former members of the Board of Directors arise exclusively from their status as employees and the payments in this connection amounted to €49,280 in 2000 (€49,280 in 1999).

The advances and loans granted by the Group to all the members of the Board of Directors in 2000 amounted to €45,080 (€45,080 in 1999) on which interest is not earned in accordance with the transitory provisions of the Personal Income Tax Law.

26. *Tax matters*

In 2000, Zeltia filed a consolidated corporate income tax return with certain group undertakings. Zeltia, S.A. has been filing consolidated returns with Protección de Maderas, S.A. since 1993, with Cooper Zeltia Veterinaria, S.A. and Pharma Gen, S.A. since 1996, with Zeltia Servicios Des, S.A. and Zelnova, S.A. since 1998 and with Instituto de Inmunología y Alergia, S.A. since 1999. In 2000, the two newly-incorporated companies, Genómica, S.A. and Neuropharma, S.A., were added to the Group.

Because certain transactions are treated differently for tax and financial reporting purposes, the tax base differs from the income reported in these accounts.

The reconciliation between the 2000 reported income and individual taxable income of the companies that file consolidated tax returns is set out below:

Thousands of Euros	
Book income for the year before taxes	1,995.61
Permanent differences	(5,078.55)
Adjusted Income per books	**16,917.06**
Timing differences	
Arising in the year	2,545.12
Arising in prior years	(87.65)
Tax losses available for carryforward	(222.43)
Taxable income	**19,152.10**
Corporate income tax payable (taxable income x 35%)	6,703.24
Tax credit for double taxation and dividends	(42.78)
Net tax payable	6,660.46
Other credits	(106.67)
Withholdings and prepayments	(4,785.80)
TAX (REFUNDABLE) PAYABLE	**1,767.99**

The corporate income tax expense for 2000 for the Group Companies that file consolidated returns is calculated as follows:

Thousands of Euros	
35% of income per books	5,920.97
Tax deductions and relief	(149.45)
Expense for the year	**5,771.52**

The detail as at 31 December 2000 and 1999 of the timing differences at all the companies comprising the consolidable group due to recognition of expenses and revenues for accounting and tax purposes, and the corresponding tax effect, is as follows:

Thousands of Euros	2000		1999	
	Timing difference	Tax effect	Timing difference	Tax effect
Prepaid taxes (Note 10)	14,796.94	5,178.92	12,444.33	4,355.52
Deferred taxes (Note 17)	758.84	265.59	550.30	192.61

The detail of variations in timing differences in 2000 corresponding to the prepaid taxes of the consolidated group companies is as follows:

Thousands of Euros	Balance 1998	Changes 1999	Balance 1999	Changes 2000	Balance 2000
PharmaMar lease-back	349.61	(58.26)	291.35	(58.26)	233.09
Provision for financial investments	3,893.39	6,956.24	10,849.63	2,555.30	13,404.93
Provision for pensions	178.21	190.91	369.12	(95.13)	273.98
Other	693.00	-	693.00	-	693.00
Provision for contingencies	290.76	(49.52)	241.23	(49.30)	191.93
	5,404.97	**7,039.37**	**12,444.33**	**2,352.61**	**14,796.93**

In 2000 and 1999, pre-paid taxes arose due to the acquisition by Zeltia in these years of several blocks of shares of PharmaMar (see Note 1) at above their underlying book value, as a result of which the accounting provision recorded by the buyer under accounting regulations is not a deductible expense for the year under corporate income tax regulations.

The pre-paid taxes relating to the lease-back arise from the capital gain obtained for the difference between the disposal value and the net book of the building which was the object of the lease-back transaction by PharmaMar, S.A.

All the Company's returns for the last five years for the principal taxes to which it is subject are open to inspection by the tax authorities.

As a result, amongst other things, of the different interpretations to which Spanish tax legislation lends itself, additional tax assessments may be raised in the event of a tax inspection. The Directors consider, however, that any additional assessments that might be made would not significantly affect these accounts.

In 1997, the tax authorities reviewed the tax situation of PharmaMar, S.A. for 1991, 1992, 1993, 1994 and 1995, and issued tax assessments for €0.05 million, which were accepted, and for €1.63 million, which the company disputed. During 1998, the tax authorities reconsidered the content and amount of the disputed assessments, and the related amount currently stands at €0.71 million.

No provision has been recorded in these financial statements for the disputed tax assessments since the controlling Company's Directors consider, on the advice of independent experts, that the appeals which they have presented will be successful and that there will be no loss for the Group.

The Company has undertaken to maintain part of two buildings, for a value of €2.10 million, in its tangible fixed assets since they are covered by reinvestment tax credits.

27. Guarantees provided to third parties and contingent liabilities

As at 31 December 2000 and 1999, none of the Group companies had provided guarantees to third parties.

28. Introduction of the euro

Zeltia has analyzed the implications of the introduction of the euro for its general structure. In this regard, it has prepared an action plan to be undertaken in order to comply with the key dates for the launch of the euro. The projected costs of the action to be undertaken and the investments and expenses to be incurred as a result of the introduction of the euro are not material.

29. Subsequent events

- Bonus issue. On 29 November 2000, the Shareholders' Meeting resolved to perform a capital increase (see Note 11), which commenced on 19 December 2000 and ended on 2 January 2001. These shares started to trade on the electronic market in the four Spanish stock exchanges on 26 January 2001. The capital stock increased to €9,986,000 (Ptas. 1,661,480,000), represented by 199,713,890 shares.

- Capital increase at PharmaMar, S.A. On 21 December 2000, the Shareholders' Meeting of this company resolved to perform a capital increase by issuing 580,741 new shares with a par value of €60.10 each and an issue premium of €42.07 per share. This capital increase will increment PharmaMar's equity by €59.34 million.

- Incentive Plan: On 29 November 2000, the Shareholders' Meeting resolved to implement an Incentive Plan. Any employee, whether an executive or not, of the companies that comprise the Zeltia group who has a permanent employment contract and receives variable annual remuneration can apply for this plan; in the case of Xylazel and Zelnova, the plan is exclusively aimed at executives who receive variable annual remuneration. New employees joining the group during the term of the plan can also participate. Conversely, the directors of Zeltia, even if they occupy an executive post at any of the group subsidiaries, are excluded from this Incentive Plan.

The beneficiaries of the plan are offered the opportunity of buying shares in Zeltia for an amount of at most double the net variable remuneration they receive. Half of the total purchase price is paid by the beneficiary, and the other half is financed by the group company which is the beneficiary's employer via an interest-free loan. This loan is condoned if the employee

remains in the company for at least three years from the date of the share purchase. The plan is applicable to the variable annual remuneration that the beneficiaries will receive in 2001, 2002 and 2003.

The number of shares which Zeltia will sell to the beneficiaries of the Incentive Plan will not under any circumstances exceed 300,000 shares, which is currently 0.15% of the company's capital stock. If that number of shares is insufficient to cater for the Plan's Beneficiaries, the Board of Directors will request the Shareholders' Meeting of the Company for authorization to increase the aforementioned limit.

PRICEWATERHOUSECOOPERS

Paseo de la Castellana, 43
28046 Madrid
Tel. +34 915 684 400
Fax +34 913 083 566

A free translation of the report on the annual accounts originally issued in Spanish, established in thousand of pesetas and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish language version prevails

REPORT OF THE AUDITORS

To the shareholders of
Zeltia, S.A.

1. We have audited the accounts of Zeltia, S.A., consisting of the balance sheet as at 31 December 2000, the profit and loss account and the notes to the accounts for the year then ended, the preparation of which is the responsibility of the Directors of the Company. Our responsibility is to express an opinion on the accounts taken as a whole, based on the work carried out in accordance with auditing standards generally accepted in Spain, which require the examination, on a test basis, of evidence supporting the accounts and an evaluation of their overall presentation, the accounting principles applied and the estimates made.

2. In accordance with Spanish commercial legislation, the Company's Management has included the figures for 1999 relating to each item in the 2000 balance sheet, profit and loss account and statement of source and application of funds, for purposes of comparison. Our opinion refers solely to the 2000 accounts. On 16 March 2000 we issued our audit report on the 1999 accounts in which we expressed an unqualified opinion.

3. The Company is the parent of a group of companies in accordance with Royal Decree 1815/1991 of 20 December 1991. The presentation of consolidated annual accounts is necessary in accordance with accounting principles generally accepted in Spain in order to present a true and fair view of the Groups financial situation and the results of its operations. The Directors have prepared the consolidated financial statements separately.

4. As is indicated in Note 8 of the Notes to the accounts, as at 31 December 2000 the Company maintained an investment in Pharma Mar, S.A., which is essentially engaged in the development of bio-active principles and has not yet placed any product on the market.

5. In our opinion, the accompanying accounts for 2000 give, in all material respects, a true and fair view of the state of affairs of Zeltia, S.A. as at 31 December 2000 and the results of its operations and source and application of funds for the year then ended and contain sufficient information for an adequate understanding and have been prepared in accordance with accounting principles generally accepted in Spain applied on a consistent basis.

6. The accompanying Directors' Report for the year 2000 contains such explanations on the state of the Company's affairs, the development of the business and other matters as the Directors consider appropriate and does not form part of the accounts. We have checked that the financial information contained in the Directors' Report agrees with the accompanying accounts for 2000. The scope of our work as auditors is limited to checking the Directors' Report to the extent set out in this paragraph and does not include the verification of information not derived from the Company's accounting records.

PricewaterhouseCoopers Auditores, S.L.

Original in Spanish signed by
Bernard D. de Spéville

28 March 2001

PricewaterhouseCoopers Auditores, S. L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79031290


Zeltia

Annexes

1. Information about the rules of governance applied by the company

The reception accorded in Spain to the conclusions of the Cadbury Report, the predecessor of the Code of Good Governance prepared by the Committee of Experts at the Spanish government's request, led to initial moves in line with both reports and the creation of an Audit Commission within our Board in January 1998 which began to meet in March of that year.

Since the Committee of Experts' report ("the Olivencia report"), the Board of Directors has considered how to adapt its mode of operation to this Code. To this end, on 22 March 1999, the Board resolved to form a Remuneration Committee and it drafted a code, entitled "Regulation of the Board of Directors of ZELTIA, S.A.", which the company's Board of Directors formally approved unanimously on 4 May 1999 and notified to the Spanish Securities Market Commission (CNMV) on 12 May 1999. This text can be seen at CNMV's web site and it is available to all the shareholders at the company's offices.

ZELTIA, S.A.'s rules of governance are contained in the company Bylaws, in the Board Regulation and in the code of conduct relating to the Securities Markets that completes the Board Regulation and details all the duties and obligations with respect to actions in organized markets and, in particular, the use of confidential information and transactions with company shares. The aforementioned code of conduct came into force on 1 July 1999 and it replaced the previous one which had been approved in November 1995.

Following the recommendation by the CNMV Board on 28 March 2000, ZELTIA completed and sent to the CNMV the "Report model about the governance of companies listed in the stock markets in 2000" so that all the information about its rules of governance reaches the market uniformly in a form that is comparable and comprehensible to all investors.

2. Specific information about implementing the recommendations of the code of good governance

In accordance with recommendation 23 of the Code of Good Governance and with the CNMV guidelines, set out in its Interpretative Letter dated 27 December 1998, this report explains how the recommendations of the Code have been applied by the Board of Directors of ZELTIA, S.A., following the format suggested by the CNMV itself for this purpose.

Recommendation 1

"The Board of Directors should expressly assume the general supervisory function as its core mission, exercise the corresponding responsibilities exclusively and indelegably and establish a catalogue of the matters which are its exclusive competence."

Recommendation implemented

Articles 5 and 6 of the Board Regulation establish that the Board is the company's maximum decision-making body and representative, with the following functions:

a) Approving the company's general strategies;
b) Establishing the company's policies for information and communication with shareholders, markets and public opinion;
c) Controlling the company's governing systems;
d) Setting its policy on own shares; and
e) Deciding on the disposition of substantial company assets

Article 32 of the Company's Bylaws also establishes that the Board of Administration has full powers to direct, administer and represent the company, with all the powers and faculties not expressly reserved to the Shareholders' Meeting.

Recommendation 2

"The Board of Directors should include a reasonable number of independent directors who are prestigious professionals with no links to the management team or the significant shareholders."

Recommendation implemented

In its current structure of ten directors, four (4) are independent: José Antonio Urquizu Iturrarte, José Félix Pérez-Orive Carceller, Juan Carlos Ameneiro Rivas and Carlos Cuervo-Arango Martínez.

Recommendation 3

"In the composition of the Board of Directors, the non-executive directors (both domanial directors and independent directors) should have an ample majority over executive directors, and the proportion between domanial directors and independent directors should take account of the ratio between the significant holdings in capital and the other shareholders."

Recommendation implemented

The current composition of the Board of Directors complies with the recommendation (eight non-executive and two executive directors). Article 8 of the Regulation establishes the commitment that non-executive directors should outnumber directors who perform management tasks and that the majority group of non-executive directors should include both domanial (currently 4) and independent (4) directors.

The current members of the Board of Directors and their year of appointment are as follows:

- José María Fernández Sousa-Faro, domanial executive director, 1971
- Pedro Fernández Puentes, domanial executive director, 1971

- José Luis Fernández Puentes, domanial non-executive director representing INVERFEM, 1996
- Santiago Fernández Puentes, domanial non-executive director, 1990
- José Antonio Urquizu Iturrarte, independent non-executive director, 1991
- José Félix Pérez-Orive Carceller, independent non-executive director representing JEFPO, 1990
- Fernando Gumuzio Íñiguez de Onzoño, domanial non-executive director, 1999
- Juan Carlos Ameneiro Rivas, independent non-executive director, 1997
- Carlos Cuervo Arango, independent non-executive director, 1999
- Alfredo Lafita Pardo, domanial non-executive director, 1998.

Recommendation 4

"The Board of Directors should adjust its size to achieve more efficiency and participation. In principle, the size could range from five to fifteen members."

Recommendation implemented

Both the Bylaws (Art. 33) and the Board Regulation establish that the maximum number of directors is 12, which is considered to be an appropriate limit based on the company's characteristics. At the present time, there are ten directors.

Recommendation 5

"If the Board chooses to combine the offices of Chairman and CEO in the same person, it should adopt the necessary safeguards to mitigate the risks of concentrating power in a single person."

Recommendation implemented

At the present time, the Chairman performs executive tasks, although article 10.1 of the Regulation provides the possibility of separating the offices of Chairman and CEO.

In any case, there is a Vice-Chairman and three Committees with authority in their own areas of responsibility and this eliminates the risk of concentrating power in a single person. To this end, various committees were formed: the Audit and Compliance Committee, whose tasks include proposing the appointment of auditors and reviewing the company's accounts; the Remuneration Committee, which proposes to the Board the remuneration system and policy for directors and senior management; and the Steering Committee, which proposes to the Board the medium and long-term strategic plans, and appoints and oversees the company's senior management.

Recommendation 6

"The figure of Secretary of the Board should be made more important and given more independence and stability, and his/her function of ensuring the formal and material legality of the Board's actions should be highlighted."

Recommendation implemented

This recommendation is also implemented in article 11 of the Regulation and article 35 of the Company Bylaws, which provide that the position of Secretary can be held by a person not connected with the Company. Both articles establishes the Secretary's basic tasks, which include: (i) assisting the Chairman in his duties; (ii) ensuring the good working of the Board and providing the advice and information needed by directors; (iii) keeping the company records, duly recording the meetings' business in the minutes book and certifying the Board's resolutions; and (iv) ensuring the formal and material legality of the Board's actions and guaranteeing that its governance procedures and regulations are respected and reviewed regularly.

Recommendation 7

"The composition of the Executive Committee, if there is one, should reflect the same balance as in the Board between the various classes of director, and the relations between the two bodies should be inspired by the principle of transparency so that the Board of Directors has full knowledge of the matters discussed and the decisions made in the Executive Committee."

There is no Executive Committee.

Recommendation 8

"The Board of Directors should create sub-Committees for control purposes, composed exclusively of non-executive directors, to deal with matters of accounting information and control (Audit Committee), the selection of directors and senior executives, the determination and review of remuneration.policies (Remuneration Committee) and the evaluation of the governance system (Compliance Committee)."

Recommendation partially implemented

ZELTIA, S.A. currently has three Committees: the Audit, Remuneration and Steering Committees. The majority are non-executive directors and, of this group, the majority are independent.

Regarding the proposal for an Appointment Committee, it is considered more practical, plural and objective for the proposal to appoint a director to be made within the Board of Directors itself, considering its composition and with its majority of non-executive directors as a guarantee, where the situation can be considered and analyzed far better than in a restricted Committee.

The functions, composition and number of meetings of the various committees are as follows:

AUDIT AND COMPLIANCE COMMITTEE

Its main function is to support the Board of Directors in its duties of oversight by periodically reviewing the economic and financial reporting process and ensuring observance of the code of conduct relating to the Securities Market and the Board of Directors Regulation. This Committee's

duties also include proposing the appointment of auditors, liasing between the auditors and the Board, and reviewing the Company accounts.

Its composition is as follows:

Chairman:	Pedro Fernández Puentes (Domanial executive director)
Directors:	Fernando Gumuzio Iñiguez de Onzoño (Domanial non-executive director)
	Carlos Cuervo-Arango Martínez (Independent director)
Secretary:	Iñigo Zurita Goñi (Legal counsel)

This Committee held three (3) meetings in 2000.

REMUNERATION COMMITTEE

The Remuneration Committee's main duties are to propose to the Board the annual remuneration system and amount for directors and general managers and to report on transactions that imply or could imply conflicts of interest.

The composition of this Committee is as follows:

Chairman:	José Antonio de Urquizu Iturrarte (Independent director)
Directors:	Santiago Fernández Puentes (Domanial non-executive director)
	Carlos Cuervo-Arango Martínez (Independent director)
Secretary:	Pilar de la Huerta Martínez (Business development manager)

This Committee held four (4) meetings in 2000.

STEERING COMMITTEE

Its main duties are to make proposals to the Board about the Company's medium- and long-term strategic plans, analyze the investment proposals made by the Group companies, propose major corporate transactions to the Board of Directors, oversee management and activities and, if appropriate, evaluate and dismiss senior executives of the Company.

Its composition is as follows

Chairman:	José Mª Fernández Sousa-Faro (Domanial executive director)
Directors:	Pedro Fernández Puentes (Domanial executive director)
	José Feliz Pérez-Orive Carceller (Independent director)
Secretary:	Iñigo Zurita Goñi (Legal counsel)

This Committee meets periodically as needed; at least six meetings are held every year.

Recommendation 9

"The necessary measures should be adopted to ensure that directors have sufficient specifically-prepared and oriented information sufficiently in advance to prepare for Board meetings, and the importance or confidentiality of the information may not justify breaches of this recommendation except in exceptional circumstances."

Recommendation implemented

This recommendation is included in article 16, which establishes a procedure for convening meetings which guarantees that all members have the necessary information ten days before the ordinary meetings. The Board's extraordinary meetings can be announced by telephone and the time period and requirements of prior information are not applicable when the Chairman deems that circumstances so warrant.

Art. 20 of the Regulation acknowledges that directors have full powers to enquire about any aspect of the company and this right to information also extends to the subsidiaries

Recommendation 10

"To ensure the good working of the Board, it should meet as often as necessary to fulfil its mission; the Chairman should encourage all directors to participate and take positions; particular care should be taken in drafting the minutes; and the quality and efficiency of the Board's work should be evaluated at least once per year."

Recommendation implemented

According to the Board Regulation, one ordinary meeting must be held every quarter in order to assure adequate monitoring of Company performance. During 2000, the Board met on nine occasions. Also, articles 17 ("The Chairman shall organize the debate, encouraging and ensuring that all directors participate in the deliberations.") and 11.2 of the Regulation ("The Secretary shall assist the Chairman in his tasks [...] especially by [...] duly recording the meetings' business in the minutes book and certifying the Board's resolutions") express all the duties of the Chairman and Secretary of the Board in response to the Olivencia Report recommendations.

Recommendation 11

"The Board's participation in the selection and re-election of its members should conform to a formal, transparent procedure based on reasoned proposals from the Nomination Committee."

Recommendation partially implemented

Although the Regulation does not provide that the Board's nominations must be based on proposals from an Appointments Committee, the system established in the Spanish Corporations law of requiring plenary Board of Directors approval guarantees a formal and transparent procedure; this

guarantee is reinforced by the very composition of the Board, where the majority are non-executive directors and 40% are independent directors. The Board of Directors believes that this formula is more transparent, formal and enriching than if appointments were based on proposals from a more restricted Committee.

Recommendation 12.

"Companies should establish in their regulations the obligation for directors to resign where they may have a detrimental impact on the working of the Board of Directors or on the company's prestige and reputation."

Recommendation implemented

Article 19.2 of the Board Regulation establishes the causes of obligatory resignation by Board members, expressly establishing that they must "tender their resignation to the Board of Directors and, if the Board of Directors deems it necessary, resign...c) when their continuance on the Board might jeopardize the company's interests or when the reasons for their appointment cease to exist (e.g., when a domanial director divests his stake in the company)".

Art. 19.3 provides that any of the existing Committees of the Company can propose the dismissal of directors to the Board of Directors, for submission to the Shareholders' Meeting, when their behavior adversely affects the functioning of the Board or the Company's standing or reputation.

Recommendation 13

"An age limit should be established for the position of director, which could be sixty-five to seventy for executive directors and the Chairman and somewhat more flexible for other members."

Recommendation partially implemented

Article 19.2.a of the Regulation addresses this matter, but it increases the age to seventy-five ("Directors must tender their resignation to the Board of Directors and, if the Board of Directors deems it necessary, resign, in the following cases: a) On reaching the age of 75...").

Recommendation 14

"The right of every director to request and obtain the necessary information and advice to enable him to fulfil his supervisory functions should be formally recognized, and the appropriate channels for exercising this right should be established, including the possibility of engaging external experts in special circumstances."

Recommendation implemented

In addition to the guarantees regarding information established by the formal procedure of

convening the Board of Directors established in article 16.2 of the Regulation, article 20 of the Regulation expressly acknowledges every director's right to receive the necessary information shall be the company in order to discharge his duties ("1. Directors have full powers to enquire about any aspect of the company. The right to information also extends to the subsidiaries. 2. So as not to perturb the company's day-to-day management, the exercise of the right to information shall be channeled via the Chairman or the Secretary of the Board of Directors, who shall satisfy the director's inquiries by directly providing the information, by offering him the appropriate interlocutors in the organization's structure, or by taking the measures in order for him to carry out the desired examination and inspection proceedings on-site.").

Recommendation 15

"The director remuneration policy, whose proposal, evaluation and review should be assigned to the Remuneration Committee, should conform to criteria of moderation, be commensurate with the company's performance and be disclosed in detail on an individual basis."

Recommendation partially implemented

The Remuneration Committee has been entrusted with setting the Board's remuneration policy (Art. 14 of the Regulation) within the framework established by the Bylaws.

In accordance with article 38 of the Bylaws, the Board receives annual gross per diems totaling twelve million five hundred thousand pesetas, updated in line with the Consumer Price Index. If the Company generates profits, each Board member receives a fixed annual gross amount of at least five million five hundred thousand pesetas or ten per cent of the Company's net profit, subject to the limits established in article 130 of the Spanish Corporations Law, distributed among all the Board members, provided that the latter remuneration does not in any case exceed ten per cent of the gross dividends approved by the Company at the Shareholders' Meeting that reviews the year to which the remuneration in question relates. The remuneration paid for membership of the Board of Directors is compatible with other professional or employment remuneration that directors receive for other executive or consulting duties they perform in the Company.

The transparency in the Notes to the Financial Statements regarding Board remuneration is generally in line with that of other IBEX-35 companies; the total amounts are stated but individual amounts are not. Nevertheless, Article 38 of the Bylaws regulates Directors' remuneration exhaustively and in detail, which guarantees a high degree of transparency in Directors' remuneration, in line with Recommendation 23 of the Code of Good Governance.

Recommendation 16

"The company's internal regulations should detail the obligations arising from the directors' general duties of diligence and loyalty, with particular attention being given to conflicts of interest, the duty of confidentiality and the use of the company's business opportunities and assets."

Recommendation implemented

The recommendation is implemented in articles 22 to 29 of the Regulation, which cover, amongst other aspects, directors' duties of confidentiality and information, situations of conflicts of interest with the company and the directors' use of company assets, non-public information, business opportunities and indirect operations.

Recommendation 17

"The Board of Directors should foster the adoption of appropriate measures to extend the duties of loyalty to the significant shareholders and, in particular, establish safeguards covering transactions between significant shareholders and the company."

Recommendation implemented

The Olivencia Code recommendation is implemented in Article 30 "Transactions with significant shareholders," which provides that the Board of Directors shall make all possible efforts "to obtain information about any transactions between the company and a significant shareholder" and that the transaction shall not be authorized under any circumstances "if the transaction breaches the principle of equal treatment of shareholders and if it clearly departs from market conditions."

Recommendation 18

"Measures should be taken to provide greater transparency in the mechanism of proxies and to promote communication between the company and its shareholders, particularly institutional investors."

Recommendation implemented

The Board considers that the provisions and measures contained in articles 106 to 108 of the Spanish Corporations Law and article 20 of its Bylaws provide sufficient transparency in the mechanism of proxies.

Article 5.3.d of the Regulation establishes that one of the Board's main responsibilities is to promote communication with shareholders, directly charging the Board with "establishing the company's policies for information and communication with shareholders, markets and public opinion."

Article 31 of the Regulation regulates in detail the relations between the Board and the Shareholders' Meeting, and it contains the rules to apply regarding information, inspired by the maximum transparency, in order to provide shareholders not only with all the legally-required information but also with that relating to the items on the agenda. Under no circumstances shall relations between the Board of Directors and the institutional shareholders lead to the delivery to the latter of information which might place them in a position of privilege or provide them with an advantage over the other shareholders with respect to investments and transactions.

ZELTIA, S.A. also has a shareholder relations department with its own telephone number for any queries (902101900).

Recommendation 19

"The Board of Directors should go beyond the reporting requirements of the current legislation and undertake to provide the markets with fast, accurate and reliable information, particularly with regard to the shareholder structure, substantial modifications in the rules of governance, related-party transactions of particular importance and transactions with own shares."

Recommendation implemented

As stated above, the Board of Directors has already adopted a code of conduct relating to the Securities Markets which broadly implements the legal obligations regarding the disclosure of significant events, and it is subject to the obligations established in article 32 of the Regulation, which imposes strict reporting requirements upon the Board with regard to the markets, with specific reference to significant events that can substantially influence share prices, the company's shareholder structure, the ownership of significant holdings, the existence of syndication agreements, the policies about own shares, and any modifications in the company's rules of governance.

Recommendation 20

"All the periodical financial information, in addition to the annual report, which is released to the markets should be drafted under the same professional principles and practices as the annual accounts and should be verified by the Audit Committee before release."

Recommendation implemented

Periodic financial information is drafted and prepared in accordance with the same principles and rules as the annual information, and it is reviewed and examined before being disclosed to the market by the Board of Directors and the Audit Committee (Article 32.2 of the Regulation).

Recommendation 21

"The Board of Directors and the Audit Committee should monitor situations which might jeopardize the independence of the company's external auditors and, specifically, they should verify the percentage of the audit firm's total revenues represented by the fees paid to it under all headings, and professional services other than auditing should be publicly disclosed."

Recommendation implemented

ZELTIA, S.A. has appointed PRICEWATERHOUSE COOPERS, an internationally-renowned firm, as the external auditor of its individual and consolidated financial statements; this dispels any doubts

as to the independent nature of its actions. Notwithstanding the foregoing, and to ensure this independence as much as possible, Article 33 of the Board Regulation obliges the Board to abstain from engaging an audit firm where the projected fees to be paid under all headings exceed five per cent of its total revenues in the previous year. The article also obliges the Board to publicly disclose the total fees paid by the company to the audit firm for services other than auditing.

Recommendation 22

"The Board of Directors should endeavor to ensure that the accounts drafted by it and submitted to the Shareholders' Meeting should be free of audit qualifications and, where this is not possible, both the Board and the auditors should clearly explain the content and scope of the discrepancies to the shareholders and the markets."

Recommendation implemented

This recommendation is included in article 33.4 of the Regulation. The auditors' reports of the previous five years do not contain any qualified opinions.

Recommendation 23

"The Board of Directors should include information about its rules of governance in the annual report, and justify any departures from the recommendations of this Code."

Recommendation implemented

This recommendation is implemented by including this section in the annual report, as has been done since 1998, whose annual report was the first to comply with this recommendation.

As it did last year, and in line with the CNMV Board's recommendation dated 28 March 2000, ZELTIA has complied with the disclosure to the CNMV of the "Standard report regarding the governance of companies listed in the stock exchanges in 2000." This text can be viewed at the CNMV's web site (www.cnmv.es).

31 OF DECEMBER OF 2000 AND 1999 (Thousands of euros)

Analytical consolidated statements of income

	2000		1999	
	Amount	%	Amount	%
Net sales, provision of services and other operating revenues	56,301.33	72.67	48,187.28	77.83
Variation in finished product and product-in-process inventories	1,078.63	1.39	341.64	0.55
Capitalized in-house work on fixed assets	20,099.73	25.94	13,387.69	21.62
VALUE OF OUTPUT	**77,479.69**	**100**	**61,916.60**	**100**
Net purchases	(27,021.35)	(34.88)	(26,574.97)	(42.92)
Variation in inventories of merchandise, raw materials and other consumables	926.50	1.20	514.20	0.83
External and operating expenses	(26,163.43)	(33.77)	(14,003.93)	(22.62)
ECONOMIC VALUE ADDED	**25,221.41**	**32.55**	**21,851.90**	**35.29**
Other expenses	(1,603.06)	(2.07)	(992.00)	(1.60)
Personnel expenses	(14,330.50)	(18.50)	(11,912.53)	(19.24)
GROSS OPERATING INCOME	**9,287.85**	**11.99%**	**8,947.37**	**14.45**
Period depreciation	(3,489.30)	(4.50)	(2,016.66)	(3.26)
Bad debt provisions and change in operating provisions	(330.45)	(0.43)	(125.98)	(0.20)
NET OPERATING INCOME	**5,468.10**	**7.06**	**6,804.73**	**10.99**
Financial revenues	4,766.37	6.15	1,270.44	2.05
Financial expenses	(889.28)	(1.15)	(2,458.49)	(3.97)
Period amortization and financial provisions	(1,403.41)	(1.81)	(1,275.88)	(2.06)
INCOME FROM ORDINARY ACTIVITIES	**7,941.80**	**10.25**	**4,340.79**	**7.01**
Gain on fixed assets and extraordinary revenues	13,959.34	18.02	6,826.91	11.03
Loss on fixed assets and extraordinary expenses	(4,572.00)	(5.90)	(640.17)	(1.03)
Variation in provisions for tangible fixed assets and control portfolio	–	–	3.98	0.01
INCOME BEFORE TAXES	**17,329.14**	**22.37**	**10,531.52**	**17.01**
Corporate income tax	4,625.38	5.97	1,443.91	2.33
INCOME AFTER TAXES	**12,703.76**	**16.40**	**9,087.62**	**14.68**
Income attributed to outside shareholders	(6.06)	(0.01)	(585.55)	(0.95)
INCOME ATTRIBUTED TO CONTROLLING COMPANY	**12,709.82**	**16.40**	**9,673.17**	**15.62**

Content:
Zeltia, s.a.

Design and layout:
Pharma-Consult Services, s.a.

English translation:
Versalia Traducción, s.l.



José Abascal 2
28003 Madrid

www.zeltia.com

zeltia

ANNUAL REPORT 1999



Zeltia

Zeltia



Chairman:	D. José Mª Fernández Sousa-Faro
Vicechairman:	D. Pedro Fernández Puentes
Directors:	**INVERFEM, S.A.** (Represented by D. José Luis Fernández Puentes) D. Santiago Fernández Puentes D. Fernando de Gumuzio Iñiguez de Onzoño D. José Antonio de Urquizu Iturrarte **JEFPO, S.L.** (represented by D. José Félix Pérez-Orive Carceller) D. Juan Carlos Ameneiro Rivas D. Carlos Cuervo-Arango Martínez
Honorary directors:	D. Alfonso Álvarez de Miranda D. Dositeo Barreiro Mourenza
Secretary:	D. Miguel Ángel Casado García-Sampedro

Consolidated figures at year-end
Millions of euros

	1996	1997	1998	1999
Net turnover	32,45	35,83	38,59	47,92
Total operating income	37,44	40,87	45,45	61,92
Ordinary profit	1,98	1,78	3,83	4,34
Consolidated profit before taxes	1,74	1,84	4,12	10,53
Profit atributed to the controlling company	1,11	1,85	3,51	9,67
Net assets	95,04	91,85	98,57	127,55
Equity	40,77	43,14	62,68	69,47
Capital stock	9,79	9,79	9,48	9,12
R & D expenditure	3,81	3,16	6,42	13,39

Average daily trading volume (shares)


200,000
160,000
120,000
80,000
40,000
0
1998
1999

Liquidity


50
45
40
35
30
25
20
15
10
5
0
1998
1999

Average daily trading volume(Euros)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
925
6,804
5,064
1,868
1,417
966
693
688
1,782
1,470
6,105
1,770
2,472
january
march
may
july
september
november
year average

Average daily trading volume (Nº of shares)


500,000
400,000
300,000
200,000
100,000
0
110,879
445,386
301,417
115,742
85,624
60,407
50,618
50,618
113,857
92,578
341,127
103,423
155,833
january
march
may
july
september
november
year average



Zeltia receives the "Bolsa 2000" award for ranking first in share performance



Dear shareholder:

Once again, I am pleased to present to you Zeltia's individual and group annual reports.

1999 was a key year for us and our position was considerably reinforced in our two business areas: consumer chemicals and biotechnology.

In consumer chemicals, the company acquired 100% of Xylazel, S.A., Spain's leading company in wood protection products, and Zelnova, S.A. continues to be the leader in insecticides and household fresheners, surpassing the multinationals.

Because of their sound market position and excellent results year after year, these two companies are indisputably a tower of strength within the group.

Our greatest successes in 1999 came in our other area of business: biotechnology. Subsidiary Pharma Mar proceeded smoothly to Phase II clinical trials of its compound ET-743, which has already been tested on 194 patients and evidences a good profile for treating certain tumors. Nearly 90 patients were treated in 1999 with a second compound, Aplidine (Phase I clinical trials commenced in January), and the results showed very good tolerance by patients. Two other compounds, Kahalalide F and ES-285, ended the year at a very advanced stage of the Pre-clinical Phase; we

hope that at least one of the two can enter Clinical Phase I during 2000.

The oncologists from different countries taking part in the trials presented the results of Pharma Mar's compounds at many oncology conferences throughout the world, where Pharma Mar is already well-known not only because of its promising compounds but also because of its sound research and scientific rigor.

Pharma Mar increased capital by a total of Euros 31 million in May, subscribed by pre-existing shareholders.

Pharma Gen's results were also very satisfactory. The company continued with the development of new diagnostic kits for infectious and hereditary diseases and other genetic analyses.

The parent company, Zeltia, S.A., had an intense year of activity in which it tried to ensure that all the events occurring at its subsidiaries were translated into higher shareholder value, and it also performed the following transactions:

Two stock splits: one in January (5-for-1) and another one in February (3-for-1), which increased the stock's liquidity by more than 200% with respect to 1998.

A bonus issue in June, in which shareholders received one new share for every 15 pre-existing shares.

One month later, the par value of shares was reduced by means of a refund of the shareholders' contributions.

All these moves had the desired effect, and Zeltia proved to be the most profitable investment in the Madrid stock exchange in 1999, gaining 199% in the year.

Zeltia closed 1999 in an excellent position and this enables us to look to the future with confidence and with the capacity to face new challenges.

I would like to express my gratitude to the members of the Board of Directors and to all the people who work in the Zeltia Group for their enthusiasm and professionalism. They are the Group's backbone and it is thanks to their commitment that we can present these good results and enjoy no less favorable future prospects.

José María Fernández Sousa-Faro
Chairman



ZELTIA, S.A.
AND DEPENDENT COMPANIES

MANAGEMENT REPORT





The Spanish economy had a good year in 1999, and it maintained a good rate of growth (GDP up 3.7%). Strong growth in employment (up 3.4% in 1999) and lower interest rates stimulated internal demand – both consumption and capital expenditure. The latest inflation figures (2.9% in 1999) were slightly higher than government predictions and exports increased by 8.8%. All the macroeconomic aggregates indicate that Spain was the EU's best economic performer in 1999.

It was also a favorable year for Zeltia and its corporate group.

Consolidated net revenues grew by 24% in 1999. Our subsidiary Pharma Mar, S.A. increased R&D spending by 108% in 1999.

Although Zeltia's financial expenses decreased by 22%, the goodwill amortization charge increased by 48% due to new investments in 1999 which increased the balance of goodwill.

These results, together with the extraordinary gains arising mainly from the sale of shares of the controlling company, increased consolidated earnings before taxes by 155%.


Pharma Mar

Pharma Mar, S.A.

PharmaMar was created 13 years ago with the main objective of investigating, developing and marketing drugs derived from marine organisms in order to treat tumors. At the time, little research was being carried out on marine products; now there are more companies searching for sea-related drugs, but we can safely say that Pharma Mar is the world leader in R&D relating to pharmaceuticals of marine origin.

Ahead of its time, Pharma Mar now has a collection of marine samples numbering nearly 22,000 organisms. Only 1 out of every 10,000 samples of land organisms generate new pharmaceutical activity, whereas 150 out of every 10,000 marine organisms tested generate potential new activity. The land has been exhaustively explored and only covers one quarter of the earth's surface whereas the sea, which represents the other three quarters, is a much more hostile environment and is less accessible; the 1.8 million species that live in the sea are exposed to radically different conditions than on land (temperature, pressure, salinity, light, etc.). As a result, they produce different molecules and have developed chemical products for defense which, in many cases, are more powerful than those of land organisms in order to counteract dilution by the surrounding water.

Since the late 1980s, we have focused our research on cancer therapeutics, stimulated by the idea of finding molecules with new action mechanisms. Since then, we have discovered over 350 new compounds, nearly 40 of which have been chosen for further research.

Phase I clinical trials of Pharma Mar's first compound, Ecteinascidin-743, commenced in 1996. However, it was not the only compound; two years later, Phase I trials of the second compound, Aplidine, commenced. A third compound, Kahalalide-F, is expected to be included in the clinical research program at the end of 2000.


APLIDINA

sarcomas, although the indications are expected to be extended during 2000.

Three Parisian hospitals were included in the trials in 1999, involving 64 patients with sarcoma, breast cancer, melanoma and renal cancer.

In addition to the 167 patients treated in Phase II at the various hospitals, 27 other patients were also included for compassionate reasons, i.e. at the request of a doctor, based on humanitarian ethical and medical reasons outside the scope of a clinical trial.

The distribution of patients treated, is as follows:

Most significant events in 1999:


Patiens
500
450
400
350
300
250
200
150
100
50
0
1996
1997
1998
1999
27
77
160
381
87
ET-743
Aplidina

ET-743: It is an potent anti-tumor of marine origin from the ascidia *Ecteinascidia turbinata*, which was detected for the first time in samples from the Caribbean.

Phase I clinical trials, involving 187 patients, concluded in June 1999, and Phase II clinical trials commenced in February.

The EORTC (European Organisation for Research and Treatment of Cancer) co-ordinates the trials carried out at hospitals in Paris, Lyon, London, Rotterdam, Louvain, Amsterdam, Sheffield and Manchester, where 62 patients were treated during the year. This study is dedicated exclusively to treating soft-tissue sarcomas that are resistant to conventional treatments.

In the US, trials were carried out on 41 patients at Boston's Dana Farber Hospital and Massachusetts General Hospital. These studies also focused on soft-tissue

Researchers from the University of Milan, the Mario Negri Institute of Milan, the University of Valencia and New York's Memorial Sloan-Kettering Cancer Center also published very interesting data about ET-743's action mechanisms: the mechanism is unique as it affects both in vitro and in vivo transcription of MDR-1 resistant genes, mediated at least by transcrip-

tion factor NF-y. This opens up a number of possibilities of testing a combination of ET-743 with other anti-tumor drugs.

Aplidine: This is a compound of marine origin from the Mediterranean ascidia *Aplidium albicans*, which evidenced considerable capacity to combat different types of tumors – lymphoma, gliomas, bladder, pancreas, stomach, colon, renal, prostate and other cancers – both in vitro and in vivo. Phase I clinical trials commenced in January treating 90 patients at hospitals in Spain, the United Kingdom, France and Canada. The optimum dose and administration pattern are very close to being determined. In this phase, Aplidine has demonstrated a high tolerance level and few secondary effects compared to other anti-tumor drugs available in the marketplace.

It is notable that this compound also showed signs of activity against various types of tumors in the Phase I patients.

With respect to its action mechanism, it is quite likely to be an angiogenesis inhibitor, as it seems to affect genes that regulate the vascular endothelial growth factor (vEGF) and its receptor-1 (vEGF Receptor 1), which means that Aplidine is a very interesting molecule because of all the implications that an anti-angiogenic compound would have.







Kahalalido-F



Kahalalide-F: This is a novel peptide type compound derived from a marine alga of the genus Bryopsis sp. and from the Elysia rufescens mollusk, both found in Hawaiian waters, which exhibits great activity and selectivity in fighting prostate cancer.

This compound is currently at an advanced pre-clinical stage and the clinical phase is expected to commence in the fourth quarter of 2000. The compound apparently has a completely new anti-tumor action mechanism (according to data from the US National Cancer Institute's COMPARE program) and is being developed as an injectable.

Pre-clinical trials: Several of Pharma Mar's compounds of marine origin are at an advanced stage of pre-clinical development. These include Thiocoraline, ES-285 and Isohomohalichondrin B, which have produced encouraging results in tests with animals and exhibit completely new action mechanisms. We expect that at least one of these compounds will enter Phase I clinical trials in 2001.

Synthesis processes: From the strategic point of view, it is fundamental to obtain synthetic methods for future product manufacturing, which is why programs relating to derivatives of the main compounds are under way with the aim of studying the correlation between the structure and activity of these complex molecules.

ET-743: The compound's synthesis has been scaled up to the industrial phase by outsourcing a number of the steps to a specialized company, which systematically supplies hundreds of grams of a highly-sophisticated molecule, which is then transformed into ET-743 at Pharma Mar's laboratories.

Aplidine: In 1999, a sufficient quantity of Aplidine was manufactured to complete phase I clinical trials, and a totally synthetic compound was prepared for phase II clinical trials. This synthesis process is carried out in combination with companies specialized in peptide synthesis and has been scaled up considerably, providing a sound basis for the remainder of the clinical trials.

Construction of a pilot plant: In 1999, Pharma Mar built a pilot synthesis plant adapted to the current processes of its main compounds, enabling it to have sufficient supplies of product.

The facilities were designed by a group of engineers specialized in building plants for the pharmaceutical industry and they fulfil all the requisites for manufacturing active principles in accordance with Good Manufacturing Practices. The plant has various rooms for synthesizing, purifying and storing products. It also has a room for handling cytotoxic products, enabling workers to handle the active principle without any health risks, and a Quality Control laboratory. There are centralized sources of purified water, coolant and heating fluid, vacuum, air and inert gas, all of which are needed in the various stages of the synthesis processes.



Sea and water farming: *Ecteinascidia turbinata* was discovered for the first time in the Caribbean waters and supplies had been gathered there in previous years. Later it was discovered in the Mediterranean and ambitious sea farming projects were established. In 1999, *Ecteinascidia turbinata* was grown in the Mediterranean and in the Caribbean taking advantage of many innovations in the farming methods. A total of 45 tonnes were farmed in 1999.

Patents: Pharma Mar continued its research activity in 1999: 223 patent applications were filed to protect 28 inventions and discoveries, including new compounds, new synthesis processes and new therapeutic uses.

Also, in 1999 5 patents were granted which had been applied for in previous years in a number countries (US, Japan and European Patent).

Pharma Mar's on-going scientific and research activity has resulted in 594 patents covering 71 are inventions and

discoveries, with a wide geographical scope.

Capital increase: The capital was increased by Euros 31 million in May with the issue of 102,484 new shares of Euros 60 par value, plus a 400% issue premium.

The increase was totally subscribed and paid and, following this and subsequent acquisitions, Zeltia owned 68.84% of the company (directly and indirectly).






ZELNOVA, S.A.

ZELNOVA, S.A.

Wholly owned by Zeltia, Zelnova manufactures and markets insecticides and household fresheners, in the "Home mass market" and "Environmental hygiene" markets where it has established leading brands.

Zelnova attained record-high figures in 1999: net revenues increased by 5% to Euros 25,6 million (Euros 24,4 million in 1998) and net profits by 3% to Euros 3,3 million (Euros 3,2 million in 1998).

Zelnova continues to lead the Spanish market with its own brands; it has a 23.8% market share in household insecticide; it also manufactures 82% of retailer-brand insecticides that are sold in Spain.

Although practically 90% of Zelnova's sales are in Spain, exports increased by 23% with respect to 1998.



XYLAZEL, S.A.

This company has been wholly owned by Zeltia since April 1999; previously it owned 50%. Xylazel manufactures and sells products to wood treatment and decoration products and special paints in Spain. Xylazel is present in both the professional decorating and DIY segments in Spain, where it is the leader, with a market share of close to 60%.


xylazel, s.a.

Xylazel's net revenues increased 10% in 1999 and the profits after tax improved by 29% Euros 2,7 million (1998: Euros 2,1 million).




Consolan
Xyladecor
Xylamon
Xylatop



PHARMA GEN, S.A.

PharmaGen is a biotechnology company and leads the Spanish market in using DNA analysis techniques to identify genes. The company has three business areas: human identification, applied to paternity and forensic cases; veterinary identification, applied to monitoring pedigrees and authenticating semen doses and embryo transplants; and development and marketing of clinical diagnostic kits, applied to detecting bacterial and viral pathogens, chromosome translocations which cause leukemia and lymphoma, and certain genetic markers, for classifying molecular tumors.

In 1999, PharmaGen made a major qualitative improve in infrastructure with the inauguration of new facilities at Coslada, and in Quality Assurance, by attaining ISO 9002 certification. It also entered the market of clinical diagnostic kits for detecting the Hepatitis Delta virus, chromosome translocation t(15;17) and rifampicin resistance in M. tuberculosis and it expanded its forensic analysis capacity to include mitochondrial DNA analysis.







Apart from Pharma Mar's R&D activities stated above, other group companies also focus on R&D, in particular Pharma Gen, which develops rapid diagnostic kits based on its own research.

Zelnova and Xylazel constantly invest in improving their products and in developing new ones to complete their product ranges.






STOCK EXCHANGE

Zeltia came into its own on the stock market in 1999.

A number of moves were made to raise the profile of Zeltia which, from 1968 to late 1998, had been traded on the open outcry market, a setting not associated with the biotechnology sector, in which Zeltia is a player due to its close to 70% stake in Pharma Mar, S.A. (a company focusing on R&D of anti-tumor drugs from marine organisms – a field in which it is the acknowledged world leader).

These initiatives proved successful.

1.- Zeltia provided the greatest shareholder return in 1999, appreciating by 199% in the full year.
2.- The volume of trading increased to a daily average of 155,833 shares (250 trading days in the year), which means an average of Euros 2.7 Mn. In 1998, the daily traded average was 80,460 shares (after adjusting for the two stock splits in 1999); this represents a daily average of Euros 266 thousand on the 226 days on which the share was traded.

   The stock's liquidity increased by 207% in 1999, from 0.14% in 1998 to 0.43% in 1999; the average liquidity of the IBEX-35 companies is 0.35%.

   Zeltia is ranked sixth in liquidity among Europe's 15 largest listed biotechnology companies.
3.- Zeltia is the only biotechnology company to be included in the new sector –NEW TECHNOLOGIES– formed in 1999 that will begin to operate in 2000.

Zeltia closed 1999 at 17.50 Euros per share, compared with 93,76 Euros per share at 1998 year-end (6,2 Euros

per share, after adjusting for the two stock splits in 1999).

In 1999, Zeltia acquired a total of 132,279 own shares and disposed of 437,523 own shares. At 1999 year-end, the company owned 291,835 own shares (52,119 at 1998 year-end), i.e. 0.90% of the company's share capital (2.56% at 1998 year-end).

Zeltia S.A.: share performance 1998/1999



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14,00
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8,00
6,00
4,00
2,00
0,00
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mar-98
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jul-98
sep-98
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nov-99

ZELTIA, S.A.

ANNUAL ACCOUNTS

DECEMBER 31, 1999

AS AT DECEMBER 31, 1999 AND 1998 (THOUSANDS OF EUROS)

Assets

	1999	*1998*
Fixed assets	**64,753**	**42,802**
Formation expenses (Note 5)	511	641
Intangible assets (Note 6)	35	20
Tangible assets (Note 7)	15,150	15,628
Investments (note 8)	49,057	26,514
Deferred expenses	**1**	**16**
Current assets	**15,352**	**16,026**
Debtors (note 9)	6,361	4,868
Current asset investments (Note 10)	6,555	7,629
Own shares held at short term (Note 11)	2,407	3,502
Cash at bank and in hand	26	26
Prepayments and accrued income	3	0
TOTAL ASSETS	**80,106**	**58,844**

The accompanying notes are an integral part of the annual accounts.

AS AT DECEMBER 31, 1999 AND 1998 (THOUSANDS OF EUROS)

Liabilities	*1999*	*1998*
Capital and reserves (note 11)	**48,525**	**45,944**
Share capital	9,123	9,486
Share premium account	14,595	15,267
Reserves	20,494	17,742
Profit for the year	4,312	3,449
Deferred income (note 12)	**0**	**12**
Provisions for liabilities and charges (note 13)	**241**	**314**
Creditors: amounts falling due after more than one year	**13,460**	**4,926**
Bank loans (Note 14)	13,355	4,825
Other creditors	105	101
Creditors: amounts falling due in less than one year	**17,880**	**7,647**
Banks loans (Note 14)	3,805	2,316
Amounts owed to group and associated undertakings (Note 8)	11,714	4,202
Trade creditors	158	138
Other creditors (Note 15)	2,110	901
Accruals and deferred income	92	91
TOTAL LIABILITIES	**80,106**	**58,844**

The accompanying notes are an integral part of the annual accounts.

FOR THE YEARS ENDED

31 DECEMBER 1999 AND 1998 (IN THOUSANDS OF EUROS)

Debit	1999	1998
Operating expenses		
Personnel expenses (Note 19)	1,211	1,164
Fixed asset depreciation	748	745
Changes in trade provisions (Note 9)	60	11
Other operating charges (Note 20)	1,812	1,635
Total operating expenses	**3,831**	**3,556**
Financial expenses		
Financial and similar expenses (Note 21)	1,303	1,257
Total financial expenses	**1,303**	**1,257**
Net financial income	**5,404**	**5,485**
Profit from ordinary activities	**4,510**	**4,864**
Extraordinary losses and expenses		
Changes in intangible asset, tangible fixed asset and control portfolio provisions (Note 8)	7,471	2,482
Changes in current asset provisions	17	–
Loss on intangible and tangible assets and the control portfolio	2	181
Loss on operations with own shares (Note 11)	–	10
Extraordinary expenses	1	615
Prior years' expenses and losses	171	158
Total extraordinary expenses	**7,662**	**3,446**
Profit before taxes	**3,199**	**2,793**
Corporate income tax (note 23)	**(1,113)**	**(656)**
PROFIT FOR THE YEAR	4,312	3,449

The accompanying notes are an integral part of the annual accounts.

FOR THE YEARS ENDED

31 DECEMBER 1999 AND 1998 (IN THOUSANDS OF EUROS)

Credit	*1999*	*1998*
Operating income		
Net turnover (Note 16)	2,937	2,934
Total operating income	**2,937**	**2,934**
Operating loss	**(894)**	**(622)**
Financial income		
Income from shareholdings (Note 18)	6,625	5,356
Income from marketable securities and real estate loans	37	17
Other interest and similar income	46	1,244
Changes in provisions for investments	–	125
Total financial income	**6,708**	**6,742**
Extraordinary profit and income		
Profit on disposal of fixed assets (Note 17)	46	141
Profit on operations with own shares (Note 11)	6,275	1,233
Extraordinary income	2	–
Prior years' income and profits	28	1
Total extraordinary income	**6,351**	**1,375**
Net extraordinary loss	**1,311**	**2,071**

The accompanying notes are an integral part of the annual accounts.

1. Nature and principal activities

Zeltia, S.A. (hereinafter "Zeltia" or "the Company") was incorporated as a corporation in Spain on 3 August 1939 for an indefinite period of time and its corporate name has not changed since its incorporation. Its registered offices are located in Calle Tomás A. Alonso, 132, Vigo (Pontevedra).

Its corporate purpose and principal activity comprise the management, support and promotion of its investees, essentially in the chemical-pharmaceutical sector, and the acquisition and refurbishment of real estate for lease.

2. Basis of presentation of the annual accounts

The annual accounts of Zeltia, S.A. have been prepared on the basis of the Company's accounting records and are presented by its directors in compliance with the accounting principles, methods and policies established in the Companies Law approved by Legislative Royal Decree 1564/1989, dated 22 December, and implemented in the Spanish General Accounting Plan approved by Royal Decree 1643/1990, dated 20 December 1990, and the specific applicable regulations so as to provide a true and fair view of the Company's net worth, its financial situation, its results and the changes therein in 1999 and 1998 and the proposed distribution of profit.

The directors of Zeltia consider that the accounts for 1999 will be approved by the Shareholders' Meeting without any material changes. As required by accounting regulations, the balance sheet and profit and loss account for 1999 include, for purposes of comparison, the figures for the previous year which formed part of the 1998 annual accounts which were approved by the Shareholders' Meeting on 30 June 1999.

At the close of 1999, the Company owned the financial holdings indicated in Note 8 of the notes to annual accounts and, in accordance with Royal Decree 1815/1991, dated 20 December, which approved the standards for the preparation of consolidated annual accounts, the Company must present these accounts and the consolidated directors' report. The Company has met this requirement by presenting the related consolidated annual accounts separately.

3. Proposed distribution of profit

The Board of Directors will submit the following distribution of profits for the year ended 31 December 1999 to the Shareholders Meeting for approval:

Thousands of Euros

Distributable profit	
Profit for the year	4,312
Distribution to	
Dividends	1,629
Voluntary reserves	2,683

The distribution during 1998 of profits relating to the year ended 31 December 1997 is presented in Note 11.

4. *Principal Accounting Principles and Valuation Standards Used*

The accompanying annual accounts were prepared in accordance with the accounting principles and valuation standards contained in the Spanish General Accounting Plan.

The principal accounting principles and valuation standards are as follows:

A.- FORMATION EXPENSES

Formation expenses comprise capital increase expenses and are recorded at cost net of the accumulated amortization, which is calculated on a straight-line basis over a period of five years.

B.- INTANGIBLE ASSETS

1. Concessions, patents and trademarks are recorded at the acquisition cost of the patent rights. They are amortized on a straight-line basis over a period of five years.
2. Computer software is recorded at cost. It includes the amounts paid for the ownership of, or the right to use, the software programs. It is amortized on a straight-line basis over a period of four years.
3. The rights under financial lease contracts are recorded as an intangible asset at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. They are amortized on the basis of the useful life of the leased asset. The difference between the cash value and the final price, which represents the interest expenses on the transaction, is recorded as a deferred expense and is charged to profit and loss by the interest method

C.- TANGIBLE ASSETS

Tangible assets are stated at cost plus legally approved revaluations until 1983, net of the related accumulated depreciation.

The costs of refurbishing, modernizing, enlarging or improving tangible assets are capitalized solely when they increase the tangible assets' capacity, productivity or efficiency or extend their useful life.

Repairs which do not extend the useful life of tangible assets and maintenance and upkeep costs are expensed in the year in which they are incurred.

When tangible assets are retired or disposed of, the cost of the asset and the related accumulated depreciation are eliminated from the accounting records.

The cost of tangible assets is depreciated on a straight-line basis over the following periods of estimated useful life:

	Years of Useful Life		
	New	*Used*	%
Structures	50	25	2-4
Other installations, tools and furniture	3-10	–	10-33
Transport equipment	7	–	14
Computer hardware	4-7	–	14-25
Other tangible assets	10	–	10

The part of the value of buildings which relates to land is not depreciated

D.- INVESTMENTS

For the purposes of preparing the Company's individual accounts, investments in Group and associated undertakings are not consolidated and are stated at cost.

Marketable securities included in fixed-income and equity investments are carried at cost including the inherent expenses and, if appropriate, the cost of the subscription rights. If the subscription rights are sold, the cost allocable to the rights sold is retired. Dividends and explicit interest which have accrued but not matured at the time of purchase are excluded from the acquisition cost.

Holdings in foreign companies are valued at the exchange rates ruling on the date of payment of the investment.

The appropriate provisions are recorded for the depreciation of marketable securities when the following circumstances occur:

a.- When the market value of listed securities is lower than their cost. Market value is taken to be the lower of average market price in the last quarter or market price at year-end.

b.- For other securities, when sufficiently significant and clearly noticeable circumstances arise. In the case of shareholdings, a provision is recorded for the amount by which cost exceeds the underlying book value of the holdings per the latest available balance sheet, adjusted by the amount of the unrealized capital gains acquired and still existing at year-end.

As the latest available balance sheet we have considered the annual accounts prepared by each investee's board of directors, even if they have not been approved by its Shareholders' Meeting, provided that it has been sent to Zeltia prior to the preparation of the latter's annual accounts and that it will foreseeably be approved subsequently. If another balance sheet is finally approved which differs from that used for the calculation of the provision, the variation in the provision will be adjusted in the year in which the Shareholders' Meeting is held.

When the annual accounts of an investee are not available at the date of preparation of Zeltia's annual accounts but the investee is expected to incur losses, a provision is recorded for the projected losses of the investee, applying a criterion of maximum prudence.

Non-trade creditor accounts are stated at the amount delivered. The difference between this amount and the nominal amount of the debt claim is booked as interest income in the period in which it accrues, using the interest method.

Accrued interest on non-trade creditor accounts is recorded under credit accounts.

E.- CUSTOMER ACCOUNTS AND COMMERCIAL DRAFTS RECEIVABLE

The Company records provisions for bad debts to cover balances of a certain age or when circumstances allow those balances to be reasonably described as doubtful receivables.

F.- OWN SHARES

Own shares held by the Company are stated at the lower of cost of acquisition, subscription, purchase or market value. The appropriate restricted reserve is recorded to cover the amount of the shares existing at each year-end.

G.- PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

The expenses incurred, based on projections made according to actuarial calculations, in order to provide the necessary internal funds to cover legal or contractual obligations, are included in the provisions recorded for pensions and similar commitments.

H.- FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded at their peseta value using the exchange rates ruling on the transaction dates.

Debtor and creditor accounts denominated in foreign currency are valued in pesetas at exchange rates similar to those ruling at year-end, unrealized exchange losses determined for groups of currencies with a similar maturity and market behavior are recognized as expenses and unrealized net exchange gains, similarly determined, are deferred until maturity. From 1 January 1999, foreign currency means any currency other than the euro and the national currencies of the member states of the Economic and Monetary Union which have adopted the euro as their official currency.

I.- CLASSIFICATION OF DEBT

Credits and debts maturing in 12 months or less from year-end are classified as current liabilities and those maturing at over 12 months as long-term debt.

J.- SEVERANCE PAYMENTS

Except in the event of a justified cause, companies must pay indemnity payments to their employees when they are dismissed.

In view of the lack of any foreseeable need for abnormal terminations, and given that employees who retire or resign do not receive indemnity payments, when severance payments arise they are expensed in the year in which the related decision is taken.

K.- CORPORATE INCOME TAX

The corporate income tax expense of each year is calculated on the basis of reported profit before taxes, including the permanent or temporary differences between reported profit before taxes and taxable profits (the tax base), for the purposes of determining the corporate income tax accrued in the year.

Differences between the corporate income tax payable and the corporate income tax expense are recorded as prepaid or deferred income tax, as appropriate.

Double taxation tax credits, tax relief and investment tax credits to which the Company is entitled are also included in the calculation of the corporate income tax charge accrued in the year.

Losses available for carryforward are recognized as prepaid taxes in the year that they arise provided that there is assurance that they will be offset with the taxable profits that are expected to be obtained during the period in which the Company is entitled to offset them.

Zeltia, S.A. and other undertakings in its group which it owns at least 90% file

consolidated tax returns by permission of the Ministry of Economy and Finance. Consequently, the Company settles its taxes using the consolidated taxation system.

It is consolidated Group policy to record the tax expense at individual undertakings in accordance with the resolution of the ICAC (Spanish Accounting and Audit Institute) dated 9 October 1997.

5. Formation expenses

Movements in the accounts included under formation expenses were as follows:

Thousands of Euros	*Balances at 31/12/1998*	*Additions*	*Amortization*	*Balances at 31/12/1999*
Capital increase expenses	641	37	(167)	511
	641	**37**	**(167)**	**511**

Thousands of Euros	*Balances at 31/12/1997*	*Additions*	*Amortization*	*Balances at 31/12/1998*
Capital increase expenses	–	801	(160)	641
	–	**801**	**(160)**	**641**

Capital increase expenses principally comprise lawyers', notary and registry fees, taxes, advertising, management commissions and other security appraisal expenses, etc., resulting from the capital increases undertaken in 1998 by Zeltia, S.A. and the subsequent capital increases in January and May 1999 (see Note 11).

6. Intangible assets

The breakdown of and movements in the intangible asset accounts during 1999 and 1998 are as follows:

Thousands of Euros	Balances at 31/12/98	Additions	Balances at 31/12/99
Cost			
Industrial property	15	–	15
Software	16	22	37
Leased assets	16	–	16
	47	**22**	**69**
Amortization			
Industrial property	15	–	15
Software	8	3	11
Leased assets	4	4	8
	27	**7**	**34**
Net book value	**20**	**15**	**35**

Thousands of Euros	Balances at 31/12/97	Additions	Balances at 31/12/98
Cost			
Industrial property	15	–	15
Software	15	1	16
Leased assets	0	16	16
	30	**17**	**47**
Amortization			
Industrial property	15	–	15
Software	5	3	8
Leased assets	0	4	4
	20	**7**	**27**
Net book value	**10**	**10**	**20**

As at 31 December 1998 and 1997 the amounts of the fully amortized assets are as follows:

Thousands of Euros	Balances at 31/12/98	Balances at 31/12/99
Industrial property	15	15
Software	4	7
	19	**22**

7. Tangible assets

7.1. – The detail of, and movements in, the tangible asset accounts and in the related accumulated depreciation accounts as at 31 December 1999 and 1998 are as follows:

Thousands of Euros	Balances at 31/12/1998	Additions	Retirements	Balances at 31/12/1999
Cost				
Land and natural assets	113	–	–	113
Buildings and other structures	19,534	–	(147)	19,388
Tools, furniture and other installations	652	203	(2)	853
Transport equipment	52	–	(52)	0
Hardware	107	9	–	116
Other assets	8	0	–	8
	20,467	**212**	**(201)**	**20,478**
Amortization				
Buildings and other structures	4,403	476	(40)	4,839
Tools, furniture and other installations	306	82	(2)	387
Transport equipment	38	6	(44)	0
Hardware	86	10	–	96
Other assets	5	1	–	6
	4,839	575	(86)	5,327
Net book value	**15,628**	**(363)**	**(115)**	**15,150**

Thousands of Euros	Balances at 31/12/1997	Additions	Retirements	Balances at 31/12/1998
Cost				
Land and natural assets	113	–	–	113
Buildings and other structures	20,549	–	(1,015)	19,534
Tools, furniture and other installations	569	90	(7)	652
Transport equipment	77	–	(25)	52
Hardware	101	7	–	107
Other assets	7	1	0	8
	21,415	**98**	**(1,046)**	**20,467**
Amortization				
Buildings and other structures	4,124	496	(216)	4,403
Tools, furniture and other installations	252	59	(5)	306
Transport equipment	44	14	(19)	38
Hardware	78	8	–	86
Other assets	4	1	–	5
	4,501	**578**	**(240)**	**4,839**
Net book value	**16,913**	**(480)**	**(806)**	**15,628**

7.2. – The decrease in the "Buildings and Other Structures" caption is due to the sale of a floor of offices and the garage of the building located in Avda. del Cid 2, in Valencia, on which a profit of _34.86 thousand arose (see Note 17).

7.3. – The assets included in these captions were revalued in accordance with the 1983 Budget Law. Since the vast majority of assets were acquired after that year and the revaluation rates used at that time were very low, the effect of the revaluation is not material.

7.4. – None of the buildings and other structures of the Company are mortgaged as a guarantee for the repayment of certain credit operations obtained from financial institutions (one was mortgaged in 1998). During 1999 the loan secured by mortgages on the building located in Bravo Murillo, 38 (Madrid) was repaid. The detail of the mortgaged assets (net book value) and their relationship with the credit operations as at 31 December 1999 and 1998, is as follows:

Location of building	Thousands of Euros Net Book Value 1999	1998	Tipe of Operation	Thousands of Euros Amount of loan/credit 1999	1998	Final Maturity of Loan/credit
Bravo Murillo , 38. Madrid	5,508	5,752	Loan	0	5,409	July – 2003 (**)
Conde de la Cimera, 6. Madrid	2,668	2,739	Credit line	0	0	October – 1998
Alcarria, 7. Coslada (Madrid)	6,373	6,531	Loan	0	0	May – 2004 (*)
	14,549	**15,022**		**0**	**5,409**	

(*) The loan secured by a mortgage on the building located in Calle de Alcarria, 7 (Coslada, Madrid) was repaid early on 19 November 1998.

(**)The loan secured by a mortgage on the building located in Bravo Murillo, 38 (Madrid) was repaid early on 5 April 1999.

7.5. – According to the Company's latest valuation, the market value of its structures or their capitalized rental income exceeds the net book value as at 31 December 1999 and 1998.

7.6. – Zeltia, S.A. has taken out insurance policies to cover the possible risks that might affect its tangible assets.

7.7. – As at 31 December 1999 the amounts of the fully depreciated assets are as follows:

Thousands of Euros	Balances at 31/12/1998	Balances at 31/12/1999
Tools, furniture and other installations	14	166
Hardware	69	73
	83	**239**

8. Investments

The detail of, and movements in, the investment accounts during 1999 and 1998 are as follows:

Thousands of Euros	Balances at 31/12/98	Additions	Retirements	Transfers	Balances at 31/12/99
Holdings in group undertakings	30,070	30,247	–	817	61,134
Holdings in associated undertakings	817	–	–	(817)	0
Long-term securities portfolio	63	103	(6)	–	160
Other credits	385	–	(36)	–	349
Long-term deposits and guarantees	115	33	(35)	–	113
	31,450	**30,383**	**(77)**	–	**61,756**
Less provisions	(4,936)	(7,986)	222		(12,700)
	26,514	**22,397**	**145**	–	**49,057**

Thousands of Euros	Balances at 31/12/98	Additions	Retirements	Transfers	Balances at 31/12/99
Holdings in group undertakings	21,551	8,522	(3)	–	30,070
Holdings in associated undertakings	817	–	–	–	817
Long-term securities portfolio	57	6	–	–	63
Other credits	1,299	–	(914)	–	385
Long-term deposits and guarantees	114	21	(20)	–	115
	23,838	**8,548**	**(936)**	–	**31,450**
Less provisions	(2,076)	(2,596)	114	(378)	(4,936)
	21,762	**5,953**	**(823)**	**(378)**	**26,514**

8.1.- Holdings in Group and associated undertakings

The detail of holdings in Group and associated undertakings as at 31 December 1999 and 1998 and their equity according to audited and unaudited annual accounts for 1999 and 1998 are as follows:

1999	Equity of group undertakings					% of ownership		
Figures in thousands of Pesetas Group undertakings	Subscribed capital stock	Share premium and reserves	1999 Profit (Loss)	Interim Dividend	Total Equity	Direct	Indirect	Total
Pharma Mar, S.A.	34,903	25,138	(1,908)	–	58,133	58.45%	10.39%	68.84%
Pharma Gen, S.A.	741	202	204	–	1,146	96.87%	–	96.87%
N.V. Zeltia Belgique	3,027	4,715	109	(3,752)	4,099	100.00%	–	100.00%
Zelnova, S.A.	3,035	6,650	3,294	(1,503)	11,477	100.00%	–	100.00%
Cooper Zeltia Veterinaria, S.A.	1,232	91	88	–	1,412	100.00%	–	100.00%
Protección de Maderas, S.A.	721	(180)	72	–	613	100.00%	–	100.00%
La Patrulla Verde, S.A.	60	0	36	–	96	100.00%	–	100.00%
Xylazel, S.A.	811	933	2,743	–	4,488	100.00%	–	100.00%
TOTAL GROUP UNDERTAKINGS	**44,530**	**37,550**	**4,638**	**(5,254)**	**81,464**			

1999	Valuation of holdings in group undertakings			
Figures in thousands of pesetas Group undertakings	Gross Book Value	Provision for Depreciation	Net Book Value	Underlying Book Value
Pharma Mar, S.A.	45,512	(11,533)	33,979	33,980
Pharma Gen, S.A.	1,252	(142)	1,110	1,110
N.V. Zeltia Belgique	3,027	–	3,027	4,099
Zelnova, S.A.	4,385	–	4,385	11,477
Cooper Zeltia Veterinaria, S.A.	1,348	–	1,348	1,412
Protección de Maderas, S.A.	55	–	55	613
Zeltia Servicios Des, S.A.	832	(733)	99	96
Xylazel, S.A.	4,725	–	4,725	4,488
TOTAL GROUP UNDERTAKINGS	**61,134**	**(12,408)**	**48,727**	**57,276**

1998	Equity of group undertakings					% of ownership		
Figures in thousands of Pesetas Group undertakings	Subscribed capital stock	Share premium and reserves	1999 Profit (Loss)	Interim Dividend	Total Equity	Direct	Indirect	Total
Pharma Mar, S.A.	28,744	1,605	(1,105)	–	29,244	52.77%	12.61%	65.38%
Pharma Gen, S.A.	741	85	117	–	942	96.87%	–	96.87%
N.V. Zeltia Belgique	3,027	6,372	277	(3,005)	6,670	100.00%	–	100.00%
Zelnova, S.A.	3,035	4,722	3,190	(1,262)	9,686	100.00%	–	100.00%
Cooper Zeltia Veterinaria, S.A.	1,232	264	(173)	–	1,323	100.00%	–	100.00%
Protección de Maderas, S.A.	721	(287)	107	–	541	100.00%	–	100.00%
Zeltia Servicios Des, S.A.	60	0	(150)	–	-90	100.00%	–	100.00%
TOTAL GROUP UNDERTAKINGS	**37,560**	**12,763**	**2,262**	**(4,267)**	**48,317**			
Associated undertakings								
Xylazel, S.A.	811	930	2,119	–	3,860	50.00%	–	50.00%
TOTAL ASSOCIATED UNDERTAKINGS	**811**	**930**	**2,119**	–	**3,860**			

1998

Figures in thousands of pesetas	Valuation of holdings in group undertakings			
Group undertakings	*Gross Book Value*	*Provision for Depreciation*	*Net Book Value*	*Underlying Book Value*
Pharma Mar, S.A.	19,325	(3,893)	15,432	15,432
Pharma Gen, S.A.	1,252	(339)	913	913
N.V. Zeltia Belgique	3,027	–	3,027	6,670
Zelnova, S.A.	4,385	–	4,385	9,686
Cooper Zeltia Veterinaria, S.A.	1,348	(25)	1,323	1,323
Protección de Maderas, S.A.	55	–	55	541
Zeltia Servicios Des, S.A.	679	(679)	0	-90
TOTAL GROUP UNDERTAKINGS	**30,070**	**(4,936)**	**25,134**	**34,475**
Associated undertakings				
Xylazel, S.A.	817	–	817	1,930
TOTAL	**30,888**	**(4,936)**	**25,952**	**36,405**

The underlying book value of the holdings in Group and associated undertakings was calculated according to the audited annual accounts of 1999 and 1998, respectively, with the following exceptions:

– **Instituto Inmunología y Alergia, S.A.:** Not legally obliged to perform an audit.

The Company periodically receives economic and financial information from all its investees.

In accordance with the provisions of Article 86 of the Spanish Company Law, as amended, the Company has presented the required notifications of its direct and indirect holdings of more than 10% and of its holdings of more than 3% in listed companies.

No changes occurred in 1999 in Zeltia S.A.'s shareholdings in comparison with its shareholdings as at 31 December 1998.

The detail of the movements in the holdings in Group and associated undertakings during 1999 and 1998 is as follows:

1999

Thousands of Euros

Group undertakings	*Balances at 31/12/1998*	*Additions*	*Balances at 31/12/1999*
Pharma Mar, S.A.	19,325	26,187	45,512
Pharma Gen, S.A.	1,252	–	1,252
N.V. Zeltia Belgique	3,027	–	3,027
Zelnova, S.A.	4,385	–	4,385
Cooper Zeltia Veterinaria, S.A.	1,348	–	1,348
Protección de Maderas, S.A.	55	–	55
Zeltia Servicios Des, S.A.	679	153	832
Xylazel, S.A.	817	3,907	4,725
TOTAL GROUP UNDERTAKINGS	**30,888**	**30,247**	**61,134**

1998

Thousands of Euros

Group undertakings	*Balances at 31/12/1997*	*Additions*	*Retirements*	*Balances at 31/12/1998*
Pharma Mar, S.A.	11,184	8,144	(3)	19,325
Pharma Gen, S.A.	1,252	–	–	1,252
N.V. Zeltia Belgique	3,027	–	–	3,027
Zelnova, S.A.	4,385	–	–	4,385
Cooper Zeltia Veterinaria, S.A.	1,348	–	–	1,348
Protección de Maderas, S.A.	55	–	–	55
Zeltia Servicios Des, S.A.	301	378	–	679
TOTAL GROUP UNDERTAKINGS	**21,551**	**8,522**	**(3)**	**30,070**
Associated undertakings				
Xylazel, S.A.	817	–	–	817
TOTAL ASSOCIATED UNDERTAKINGS	**817**	**–**	**–**	**817**
TOTAL	**22,369**	**8,522**	**(3)**	**30,888**

The most significant changes in the "Holdings in Group and Associated Undertakings" caption during 1999 are due to the following operations:

– In April 1999 **Pharma Mar, S.A.** increased capital by 102,484 new shares of par value €60.1 each, with a share premium of €240.4 per share.

The total amount of the increase was €30.8 million and Zeltia subscribed 71,343 shares for €21.44 million.

Following this capital increase, Zeltia's percentage of direct ownership in Pharma Mar was 55.741%.

In June 1999, Zeltia, S.A. acquired 4,360 shares of Pharma Mar, S.A., which represent 0.75% of the company's capital stock, from third parties outside the group, with the result that Zeltia's direct holding in Pharma Mar increased to 56.49%. The acquisition cost of the above-mentioned holding was €1.33 million.

In July 1999, Zeltia, S.A. acquired 7,400 shares of Pharma Mar, S.A., which represent 1.27% of the company's capital stock, from third parties outside the group, with the result that Zeltia's direct holding in Pharma Mar increased to 57.76%. The acquisition cost of the above-mentioned holding was €2.22 million.

In September 1999, Zeltia, S.A. acquired shares of Pharma Mar, S.A., which represent 0.57% of the company's capital stock, from third parties outside the group, with the result that Zeltia's direct holding in Pharma Mar increased to 58.34%. The acquisition cost of the above-mentioned holding was €1 million.

In October 1999, Zeltia, S.A. acquired shares of Pharma Mar, S.A., which represent 0.01% of the company's capital stock, from third parties outside the group, with the result that Zeltia's direct holding in Pharma Mar increased to 58.35%. The acquisition cost of the above-mentioned holding was €0.02 million.

In December 1999, Zeltia, S.A. acquired shares of Pharma Mar, S.A., which represent 0.1% of the company's capital stock, from third parties outside the group, with the result that Zeltia's direct holding in Pharma Mar increased to 58.45%. The acquisition cost of the above-mentioned holding was €0.18 million.

At the end of 1999, Zeltia's percentage of direct ownership in Pharma Mar was 58.45% (52.77% in 1998).

– **Xylazel, S.A.:** In May 1999 Zeltia acquired 50% of the company's shares from third parties outside the group for €3.91 million, with the result that at the end of 1999 Zeltia owns 100% of the company.

– **Zeltia Servicios Des, S.A.** During 1999 the company increased and reduced capital to restore its net worth balance. As the company's sole shareholder, Zeltia decided to subscribe €0.08 million for all the new shares. Zeltia Servicios Des, S.A. also changed its corporate name to "La Patrulla Verde, S.A.". The shareholder made a contribution to offset losses of €0.07 million. As the company's sole shareholder, Zeltia decided to contribute said amount out of part of a credit which it had granted to Zeltia Servicios Des, S.A., this amount being net, past-due and claimable.

The most significant changes in the "Holdings in Group and Associated Undertakings" caption during 1998 are due to the following operations:

– In March 1998 **Pharma Mar, S.A.** increased capital by 36,789 new shares with a share premium of €88.65 per share.

The total amount of the increase was €5.47 million and Zeltia subscribed 6,928 shares of it for €1.03 million.

Following this capital increase, Zeltia's percentage of direct ownership in Pharma Mar was 38.13%.

In August 1998, Zeltia, S.A. acquired 70,000 shares of Pharma Mar, S.A., which represent 14.64% of the company's capital stock, from third parties outside the group, with the result that Zeltia's direct holding in Pharma Mar increased to 52.77%.

During 1998, 452 shares were purchased from and 19 shares were sold to third parties outside the group.

At the end of 1998, Zeltia's percentage of direct ownership in Pharma Mar was 52.77% (39.64% in 1997).

– **Zeltia Servicios Des, S.A.** During 1998 the shareholder made a contribution to offset losses of €0.38 million in order to restore the company's net worth balance. As the company's sole shareholder, Zeltia decided to contribute part of a credit which it had granted to Zeltia Servicios Des, S.A. in the amount of €378,178.79, this amount being net, past-due and claimable.

The registered offices and line of business of each of Zeltia's investees as at 31 December 1999 and 1998 are summarized below:

Company	*Registered offices*	*Line of businesses*
Pharma Mar, S.A.	Calera, 3. Tres Cantos Madrid	Research, development, production and marketing of all manner of bioactive products for application in human medicine. The company is currently developing a number of active principles, none of which are yet on the market.
Pharma Gen, S.A.	Calera, 3. Tres Cantos Madrid	Research and development of biotechnology applications, diagnosis and services related to these activities.
N.V. Zeltia Belgique, S.A.	Excelsiorlaan 36-38 1930 Zeventem – Brussels Belgium	Acquisition and management of holdings in other companies and provision of consulting about their administration and management.
Zelnova, S.A.	Torneiros – Porriño Pontevedra	Manufacture and marketing of chemical products for domestic, agricultural and industrial use or consumption.
Cooper Zeltia Veterinaria, S.A.	Torneiros – Porriño Pontevedra	Provision of services to other companies, and holding company
Protección de Maderas, S.A.	José Abascal, 2 – Madrid	Provision of services for the treatment and protection of wood and the repair and upkeep of structures.
La Patrulla Verde, S.A. (Zeltia Servicios Des, S.A.)	Tomás A. Alonso, 132 Vigo	Provision of rat extermination, disinfection and insect extermination services and other treatments involving the application of chemical products.
Xylazel, S.A.	Las Gándaras – Porriño (Pontevedra)	Manufacture and sale of products to protect and decorate wood

The balances payable to and receivable from group and associated undertakings as at 31 December 1999 and 1998 are as follows (see Note 9):

1999

Figures in Thousands of Euros *Group undertakings*	*Balances 1999* *Short-term Receivables*	*Short-term Payables*	*Balances 1998* *Short-term Receivables*	*Short-term Payables*
Pharma Mar, S.A.	2	11,287	1	–
Pharma Gen, S.A.	501	85	537	25
N.V. Zeltia Belgique	29	–	0	3,811
Zelnova, S.A.	621	–	491	–
Instituto de Inmunología y Alergia, S.A.	0	–	0	–
Cooper Zeltia Veterinaria, S.A.	853	–	634	–
Protección de Maderas, S.A.	96	259	58	278
La Patrulla Verde, S.A.	–	82	60	82
Xylazel, S.A.	–	0	–	6
TOTAL GROUP UNDERTAKINGS	**2,103**	**11,714**	**1,782**	**4,202**

8.2..-Other credits

The detail of the accounts included in Zeltia's investments as other credits as at 31 December 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
Eurozeltifur, S.L.	292	292
Loans to employees	57	93
	349	**385**

The balance with Eurozeltifur, S.L. as at 31 December 1999 and 1998 represents the account receivable from this company, which was declared insolvent by the courts in 1994. Zeltia, S.A. recorded a provision for this account due to uncertainty about its recovery in the future.

The maturities of the balances included under the "Investments – Other Credits" accounts as at 31 December are as follows:

Thousands of Euros *Maturing in:*	*1999*	*1998*
2000	–	385
2001	349	–
	349	**385**

8.3.- Provisions for the depreciation of investments

As at 31 December 1999 and 1998, this account represents the provision for investments in group and associated undertakings which was recorded by the company, and is detailed by company in section 8.1 of this note.

9. Debtors

The detail of debtors as at 31 December 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
Customer receivables	323	325
Group and associated undertakings (Note 8)	2,103	1,782
Sundry debtors	123	1,198
Tax receivables	3,882	1,614
Loans to employees	155	113
Less provisions for bad debts	(224)	(164)
	6,361	**4,868**

The detail of the tax receivable accounts as at 31 December 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
Tax receivables		
1997 corporate income tax	–	150
Prepaid income tax (Note 23)	3,882	1,464
	3,882	**1,614**

10. Current asset investments

As at 31 December 1999 and 1998, most of the current asset investments represented listed shares owned by the Company in Banco Guipuzcoano, S.A. and Pescanova, S.A.

During 1999 Zeltia's holding in Banco Guipuzcoano remained the same, it exercised its preferential subscription right in the capital increase performed by Banco Guipuzcoano in July 1999 and acquired 84,109 new shares for a total cost of €0.67

million. Zeltia's holding in Pescanova, S.A., remained the same at 1.7 %.

During 1998, Zeltia's holding in Banco Guipuzcoano remained the same; Zeltia reduced its stake in Pescanova, S.A. by approximately 2.23% in comparison with 1997, obtaining a profit of €1.13 million.

Other current asset investments include the deposits made by the Company in Eurodeposits and repos at market interest rates, which were cancelled by Zeltia in 1999.

Thousands of Euros	*Balance for 1998*	*Additions*	*Retirements*	*Provisions*	*Balance for 1999*
Bco. Guipuzcoano	3,952	673	–	–	4,625
Pescanova	1,371	–	–	(17)	1,353
Other current asset investments	2,305	–	(2,305)	–	0
Short-term interest on fixed income securities	2	–	(2)	–	0
Loans to Group undertakings	0	577	–	–	577
	7,629	**1,250**	**(2,306)**	**(17)**	**6,555**

Thousands of Euros	*Balance for 1997*	*Additions*	*Retirements*	*Provisions*	*Balance for 1997*
Bco. Guipuzcoano	3,952	–	–	–	3,952
Pescanova	3,007	265	(2,018)	116	1,371
Other current asset investments	0	2,305	–	–	2,305
Short-term interest on fixed income securities	0	2	–	–	2
Other credits	553	–	(553)	–	0
	7,512	**2,572**	**(2,571)**	**116**	**7,629**

11. Capital and reserves

The detail of the movement in the equity accounts of Zeltia during 1999 and 1998 was as follows:

Thousands of Euros	Subscribed capital stock	Share premium	Legal reserves	Reserve for owm shares	Voluntary reserves	Profit (loss)	Total
Balance as at 1 January 1999	**9,486**	**15,267**	**1,897**	**3,502**	**12,342**	**3,449**	**45,944**
Capital increases	1,369	(672)	(72)	-	(624)	-	0
Capital reductions	(1,731)	-	-	-	-	-	(1,731)
Reversal of reserve for own shares	-	-	-	(1,095)	1,095	-	0
Voluntary reserves	-	-	-		3,449	(3,449)	-
Profit for the year	-	-	-	-	-	4,312	4,312
Balance as at 31 December 1999	**9,123**	**14,595**	**1,825**	**2,407**	**16,262**	**4,312**	**48,525**

Thousands of Euros	Subscribed capital stock	Share premium	Legal reserves	Reserve for owm shares	Voluntary reserves	Profit (loss)	Total
Balance as at 1 January 1998	**9,792**	**2**	**1,958**	**684**	**12,990**	**2,110**	**27,535**
Capital reduction	(1,360)	-	(272)	-	272	-	(1,360)
Capital increase	1,054	15,265	211	-	(211)	-	16,319
Voluntary reserves	-	-	-	-	2,110	(2,110)	-
Reversal of reserve for own shares	-	-	-	2,819	(2,819)	-	-
Profit for the year	-	-	-	-	-	3,449	3,449
Balance as at 31 December 1998	**9,486**	**15,267**	**1,897**	**3,502**	**12,342**	**3,449**	**45,944**

11.1.- Capital stock

As at 31 December 1999, Zeltia's capital stock consists of 32,583,600 fully subscribed and paid bearer shares with a par value of €0.28 each, whereas as at 31 December 1998, it consisted of 2,036,475 fully subscribed and paid bearer shares with a par value of €4.66 each. All the shares have the same voting and dividend rights.

On 30 June 1999, the Shareholders' Meeting approved the reduction of the Company's capital and the refund of contributions to shareholders, which was performed in July 1999 for an amount of €0.05 per share, reducing the par value of the shares from €0.33/share to €0.28/share.

The changes of the par value of shares and capital stock during 1999 are shown in the following table:

	Balance as at 01-01-99	January 1999	February 1999	May 1999	July 1999	Balance as at 31-12-99
No. of shares	2,036,475	10,182,375	30,547,125	32,583,600	32,583,600	32,583,600
Par value	€4.66	€1	€0.33	€0.33	€0.28	€0.28
Capital stock	€9.48 m.	€10.18 m.	€10.08 m.	€10.75 m.	€9.12 m.	€9.12 m.

January 1999:

1. Capital increase charged to reserves.
2. Adaptation of par value to the euro.
3. 5-for-1 stock split.

February 1999:

1. Reduction of par value with refund of contributions (€0.01).
2. 3-for-1 stock split.

May 1999:

– Bonus issue out of reserves (one new share for every 15 old shares).

July 1999:

– Reduction of par value with refund of contributions (€0.05 per share).

On 25 August 1998, the board of directors of Zeltia, S.A. used the power conferred on it by the Shareholders' Meeting on 21 June 1995 and resolved to increase capital by an overall amount of €16,329.28 thousand, which entailed the issue and entry into circulation of 226,275 new ordinary shares with a par value of €4.66 each and a share premium of €67.46/share. This capital increase was fully subscribed and paid on 15 October 1998.

Thousands of Pesetas

Capital increase			
No. of new shares	Par Value	Share Premium	Total Capital Increase
226,275	1,053,95	15,265,33	16,319,28

All the Company's shares are listed on the continuous market of the 4 Spanish Stock Exchanges. On 19 October 1998, these shares became listed on the continuous market of the Valencia, Bilbao, Barcelona and Madrid Stock Exchanges. Their market

price on 31 December 1999 was €17.5 (Ptas. 2,912) per share (€93.76 per share on 31 December 1998). There were two stock splits in 1999: a 5-for-1 stock split and a 3-for-1 stock split.

As at 31 December 1999 there is no record of any company which has a holding of 10% or more of the Company's capital stock.

As at 31 December 1998, Banco Central Hispano Americano, S.A. had a holding in Zeltia of 10% or more of the Company's capital stock.

11.2.- Share premium

The share premium may be earmarked for the same purposes as the Company's voluntary reserves, which include converting it into capital stock, and there are no restrictions as to its use.

In line with this criterion, on 30 June 1999 the Shareholders' Meeting resolved to carry out a bonus issue of one new share per 15 old shares, charged to the share premium.

11.3.- Legal Reserve

The Company must transfer 10% of profits for each year to the legal reserve until it represents at least 20% of capital stock. This reserve is not available for distribution to shareholders and may only be used to offset losses in the event of no other sufficient reserves being available. Also, under certain conditions the legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

As at December 31, 1999 and 1998 the Company had recorded a reserve for the 20% legally stipulated limit.

11.4.- Reserve for Own Shares

As at December 31, 1999 and 1998 the Company had recorded a reserve equal to the net book value of its own shares. This reserve is not available for distribution and must be maintained until the shares are either sold or redeemed.

The detail of the number of own shares held by the Company as at 31 December, and their book value and average cost, is as follows:

Thousands of Euros	*No. of shares*	*Book value*	*Acquisition price per share in Ptas. (*)*	*Acquisition price per share in €*	*% of capital stock*
1999	291,835	2,407	1,373	8.25	0.90
1998	52,119	3,502	11,180	67	2.56

(*) During 1999 the Company carried out a 3-for-1 and a 5-for-1 stock split.

The movements in own shares during 1999 and 1998 are summarized below:

Thousands of Euros	*No. of Shares*	*Thousands of Euros*
Balance as at 31.12.97	**28,089**	**684**
Acquisitions	175,374	9,792
Sales	(151,344)	(6,983)
Overprovision 1997	–	9
Balance as at 31.12.98	**52,119**	**3,502**
Acquisitions	132,279	1,852
1x15 capital increase	15,862	–
Sales	(437,523)	(2,947)
Adjustment for stock split	529,098	–
Balance as at 31.12.99	**291,835**	**2,407**

Net profits of €6.28 million were obtained on the disposal of own shares in 1999 (€1.22 million of profits in 1998).

12. Deferred Revenues

Deferred revenues represent the interest from the asset sale with deferred payment referred to in Note 8.2. which had not yet matured as at 31 December 1999 and 1998. They will mature in the three consecutive years from the time when the buyer's payment obligation arises. Since this obligation was formalized in March 1999, the corresponding amount is allocated to profits for 1999 (€0.01 million).

13. Provisions for liabilities and charges

The movements in the accounts included under provisions for liabilities and charges were as follows:

Thousands of Euros	Balances at 31/12/1998	Provisions	Amount Used	Balances at 31/12/1999
Provisions for pensions and similar commitments	284	–	(50)	235
Provisions for liabilities and charges	30	–	(24)	6
	314	**–**	**(73)**	**241**

Thousands of Euros	Balances at 31/12/1997	Provisions	Amount Used	Balances at 31/12/1998
Provisions for pensions and similar commitments	–	284	–	284
Provisions for liabilities and charges	385	24	(378)	30
	385	**308**	**(378)**	**314**

a) Provision for pensions

The Company is required to pay benefits in addition to social security pensions to a former Director by virtue of a resolution of the Board of Directors.

In accordance with the actuarial valuation made on 31 December 1998 using the GRM valuation tables adjusted by two years and at an interest rate of 4%, the actuarial present value of this benefit at said date is €284.39 thousand. In 1999 €0.05 million of said provision were used to pay the pensions for the year.

b) Other provisions

This caption includes the provision to meet the losses arising from Zeltia Servicios Des, S.A. as at 31 December 1997, which was used in 1998, and a provision was recorded in 1998 to cover a payment for the cancellation of a loan.

14. Bank loans

The following tables show the detail of the short and long-term bank loans and credits as at 31 December 1999 and 1998.

The part of the balance drawn down which matures at short term is separated from that which matures in subsequent years.

Short-term interest on bank loans includes the financial expenses which have accrued but are not claimable as at 31 December each year.

1999

Thousands of Euros

Type	Guarantee	Limit	Amount Drawn Down Long term	Amount Drawn Down Short term
Credit lines	Secured	3,907	3,455	451
Sundry credit lines	Unsecured	19,383	9,900	–
Sundry credit lines	Unsecured	6,611	–	3,320
		29,900	**13,355**	**3,770**
Short-term interest on bank loans				34
		29,900	**13,355**	**3,805**

1998

Thousands of Euros

Type	Guarantee	Limit	Amount Drawn Down Long term	Amount Drawn Down Short term
Loans	Mortgage	5,409	4,207	1,202
Credit lines	Secured	3,907	–	–
Sundry credit lines	Unsecured	11,870	618	–
Sundry credit lines	Unsecured	4,508	–	163
Debts for discounting of drafts		–	–	871
		25,693	**4,825**	**2,237**
Short-term interest on bank loans				79
		25,693	**4,825**	**2,316**

The detail, by due date, of the long-term bank loans as at 31 December 1999 and 1998 is as follows:

Thousands of Euros Año de vencimiento	1999	1998
2000	–	1,338
2001	9,042	1,582
2002	917	1,202
2003	1,348	601
2004	1,051	102
2005	998	–
	13,355	**4,825**

The interest rates on long-term financing obtained from credit entities were between 3.38% and 4.4%. The interest rates on short-term financing were between 3.63% and 4.38% as at 31 December 1999 (between 3.92% and 4.7% as at 31 December 1998).

15. Creditors: amounts falling due in less than one year – Other creditors

The detail of the "Creditors: amounts falling due in less than one year – Other creditors" account as at 31 December 1999 and 1998 is as follows:

Thousands of Euros	1999	1998
Taxes and social security contributions	1,702	558
Other creditors	346	286
Accrued wages and salaries	62	57
	2,110	**901**

The taxes and social security contributions payable as at 31 December 1999 and 1998 are as follows:

Thousands of Euros	1999	1998
Taxes payable		
Withholdings	214	117
Vat	43	4
Corporate income tax	1.432	425
Social security contributions payable	**14**	**13**
	1.702	**558**

16. Net turnover

The distribution of the net turnover related to the Company's ordinary activity in 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
Provision of services		
Lease of offices	2,885	2,733
Administration and management services	52	201
Other	0	1
	2,937	**2,934**

All sales were made in pesetas and mainly in Spain.

The sales or services provided to Group and associated undertakings are detailed in Note 18.

17. Results from the disposal of fixed assets

The detail of the profits on the disposal of fixed assets in 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
Sale of holdings of control portfolio (Note 8)	1	0
Sale of tangible assets (Note 7)	45	141
Operations with own shares	6,275	1,233
	6,321	**1,374**

The detail of the losses on the disposal of fixed assets in 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
Sale of tangible assets (Note 7)	2	181
Operations with own shares	–	10
	2	**191**

18. *Transactions with Group undertakings*

The transactions with Group undertakings as at 31 December 1999 and 1998 are as follows (see Note 16 and Note 21):

1999

Thousands of Euros *Group undertakings*	*Financial expenses*	*Short-term interest income*	*Board participation and dividends*	*Income from provision of services*
Pharma Mar, S.A.	212	–	–	–
Pharma Gen, S.A.	–	20	–	51
N.V. Zeltia Belgique	66	1	3,752	–
Zelnova, S.A.	–	–	1,530	39
Cooper Zeltia Veterinaria, S.A.	–	4	–	–
Protección de Maderas, S.A.	9	–	–	–
Zeltia Servicios Des, S.A.	–	3	–	–
CZ Veterinaria, S.L.	–	–	–	12
Xylazel, S.A.	–	–	1,077	10
TOTAL GROUP UNDERTAKINGS	**287**	**29**	**6,359**	**113**

1998

Thousands of Euros *Group undertakings*	*Financial expenses*	*Short-term interest income*	*Board participation and dividends*	*Income from provision of services*
Pharma Mar, S.A.	–	–	–	–
Pharma Gen, S.A.	–	26	–	–
Zelnova, S.A.	57	–	1,285	36
N.V. Zeltia Belgique	59	18	3,005	–
Cooper Zeltia Veterinaria, S.A.	2	0	–	144
Protección de Maderas, S.A.	5	1	–	–
Zeltia Servicios Des, S.A.	–	11	–	–
CZ Veterinaria, S.L.	–	–	–	21
TOTAL GROUP UNDERTAKINGS	**123**	**55**	**4,290**	**201**
Associated undertakings				
Xylazel, S.A.	–	–	805	
TOTAL ASSOCIATED UNDERTAKINGS			**805**	
TOTAL	**123**	**55**	**5,094**	**201**

During 1999 the Company obtained €0.3 million of financial income from current asset investments (€0.26 million in 1998).

As at 31 December 1999, the Company had been granted credit totaling €5.1 million (€5.4 million in 1998) from financial institutions which have holdings in its capital stock (see Note 14). The interest accrued on these operations during 1999 amounted to approximately €0.04 million (€0.37 million in 1998).

19. Personal expenses

The detail of personnel expenses in 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
Wages, salaries and similar remuneration	1,004	910
Employee welfare expenses	206	255
	1,211	**1,164**

In 1997, executive retirement insurance was arranged. The contributions for 1999, which amounted to €0.05 million (€0.05 million in 1998), are included in the "Employee Welfare Expenses" caption.

The average number of employees, distributed by category, as at 31 December 1999 and 1998 was as follows:

	Average Number of Employees	
Professional category	*1999*	*1998*
Senior management	5	5
Regional offices	1	1
Employees at head office	13	12
	19	**18**

20. Other Operating Expenses

The detail of the other operating expenses in 1999 and 1998 is as follows:

Thousands of Euros	1999	1998
Leases	192	156
Utilities	203	182
Repairs and maintenance	136	114
Work performed by other companies	709	610
Taxes other than income tax	78	94
Other	495	479
	1,812	**1,635**

21. Financial and Similar Expenses

The detail of financial and similar expenses in 1999 and 1998 is as follows:

Thousands of Euros	1999	1998
On debts with Group undertakings (Note 18)	287	123
On loans and credits from third parties	724	1,133
Losses on investments	292	–
	1,303	**1,257**

22. Directors' remuneration and balances with the members of the Board of Directors

During 1999 the Directors received €0.09 million (€0.12 million in 1998), gross, for meeting attendance fees.

Also, during 1999 Directors were paid a net amount of €0.22 million in wages and salaries, which were recorded as personnel expenses since they are Company employees (€0.18 million in 1998), and €0.12 million for services received because they are professionals or external consultants who, in addition to their status as directors, provide other services to the company (€0.09 million in 1998).

In accordance with the provisions of the Company's bylaws, the bylaw allowances which accrued in 1999 and were outstanding as at 31 December 1999 amounted to €0.1 million (€0.1 million in 1998).

The pension commitments to former members of the Board of Directors arise exclusively from their status as employees and the remuneration in this connection amounted to €0.05 million in 1999 (€0.05 million in 1998).

The advances and loans granted by the Company to all the members of the Board of Directors in 1999 amounted to €0.05 million (€0.05 million in 1998) on which interest is not earned in accordance with the transitory provisions of the Personal Income Tax law.

23. Tax Matters

In 1999 the Company filed a consolidated corporate income tax return with certain Group undertakings. Since 1993, Zeltia, S.A. has been filing consolidated returns with Protección de Maderas, S.A.; in 1996, Cooper Zeltia Veterinaria, S.A. and Pharma Gen, S.A. were included in these returns and, from 1998 onwards, La Patrulla Verde, S.A. and Zelnova, S.A. have been included.

Because certain transactions are treated differently for tax and financial reporting purposes, the tax base differs from the profit reported in these accounts.

The reconciliation between reported profits and individual taxable profits of Zeltia, S.A. is set out below:

Thousands of Euros

Reconciliation between reported profits and taxable profits	*1999*	*1998*
BOOK PROFITS FOR THE YEAR (before taxes)	3,199	2,793
Permanent differences	66	521
Permanent differences in consolidation	(1,502)	(1,262)
PROFIT PER BOOKS	**1,763**	**2,052**
Timing differences		
Arising in the year	6,578	2,855
Reversed from prior years	(50)	(378)
TAXABLE PROFITS	**8,291**	**4,529**
Calculation of the corporate income tax charge		
CORPORATE INCOME TAX PAYABLE FOR THE YEAR (taxable profits x 0.35)	2,902	1,585
Tax credit for double taxation of dividends	(1,730)	(1,374)
Investment tax credit	–	–
NET TAX PAYABLE (REFUNDABLE)	1,172	211
Withholdings and prepayments	(341)	(85)
TAX (REFUNDABLE) PAYABLE (Note 9 and Note 15)	**831**	**126**

The permanent difference in consolidation in 1998 reflected the dividend that Zeltia received from Zelnova, S.A. and which is eliminated for the purposes of tax consolidation

The corporate income tax expense for 1997 and 1998 is calculated as follows:

Thousands of Euros	1999	1998
35% of profits per books	1,143	718
Tax deductions and relief	(2,256)	(1,374)
Expense for the year	**(1,113)**	**(655)**

The tax credit for double taxation on dividends relates to the dividends received from Group undertakings that are not included in the consolidated tax returns.

The detail of the movement in the timing differences for the last two years relating to the Company's prepaid taxes is as follows:

Thousands of Euros	1998		Variations in 1999		1999	
Prepaid taxes	Timing diference	Tax effect	Timing. diference	Tax effect	Timing diference	Tax effect
Provision for investments Pharma Mar, S.A.	3,893	1,363	6,524	2,283	10,417	3,646
Provision for investments La Patrulla Verde, S.A.	–	–	54	19	54	19
Provision for Liabilities and charges	291	102	329	115	619	217
TOTAL	**4,184**	**1,464**	**6,907**	**2,417**	**11,091**	**3,882**

According to legal provisions in force, the settlement of taxes cannot be deemed definitive until they have been inspected by the tax authorities or the statute of limitations has elapsed. In general, all the Company's returns for the last four years for the principal taxes to which it is subject are open to inspection by the tax authorities with the exception of the Company's corporate income tax returns, which are open for the last five years. The Company's Directors consider that no contingencies of a material amount would arise from the review of the years open to inspection.

The Company undertakes to maintain €2.1 million of two buildings in its tangible assets since they are covered by reinvestment tax credits.

24. Statement of source and application of funds

The funds generated from (absorbed by) operations during 1999 and 1998, respectively, are as follows:

Thousands of Euros

Funds generated from and absorbed by operations	*1999*	*1998*
Profits for the year	4,312	3,449
Period depreciation and amortization	748	745
Deferred expenses	15	65
Provision for investments	7,764	2,482
Provision for bad trade debts	–	–
Deferred income	(12)	(59)
(Profits) losses on disposal of tangible assets	(43)	40
(Profits) losses on disposal of investments	(1)	–
Provision for liabilities and charges	(73)	308
TOTAL	**12,709**	**7,031**

Thousands of Euros

	1999		*1998*	
Changes in working capital	*Increases*	*Decreases*	*Increases*	*Decreases*
Inventories		–	–	–
Debtors	1,493	–	858	–
Creditors: amounts falling due in less than one year	–	10,232	2,340	–
Current asset investments	–	1,074	117	–
Own shares held at short term	–	1,095	2,819	–
Cash	–	1	7	–
Prepayments and accrued income	3	–	–	–
Accruals and deferred income	–	2	–	–
Total change	**1,496**	**12,403**	**6,140**	
Changes in working capital	10,907			1,021,546
TOTAL	**12,403**	**12,403**	**6,140**	**1,021,546**

The statement of source and application of funds for 1999 and 1998 is as follows:

Thousands of Euros

Aplication of funds	*1999*	*1998*
Funds absorbed by operations		
Formation expenses	37	801
Fixed asset acquisitions		
Intangible assets	22	17
Tangible assets	212	98
Investments	30,383	8,548
Capital reduction	1,731	1,360
Repayment or transfer of long-term debts to short-term	5,890	8,600
Total application of funds	**38,275**	**19,424**
Increase in working capital	0	6,140
TOTAL	**38,275**	**25,563**

Thousands of Euros

Orígenes	*1999*	*1998*
Funds generated by operations	12,709	7,031
Capital increase	–	16,319
Long-term debt	14,424	511
Fixed asset disposals		
Tangible assets	158	766
Investments	76	23
Early cancellation or transfer of investments to short-term	–	914
Total sources of funds	**27,368**	**25,563**
Decrease in working capital	10,907	0
TOTAL	**38,275**	**25,563**

25. Y2K effect

At the date of preparation of these annual accounts, Zeltia has not experienced any problem arising from Y2K. The Company has not made any material investments and none are projected in the future.

PRICEWATERHOUSECOOPERS

Paseo de la Castellana, 43
28046 Madrid
Tel. +34 915 684 400
Fax +34 913 083 566

A free translation of the report on the annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish language version prevails

REPORT OF THE AUDITORS

To the shareholders of
Zeltia, S.A.

1. We have audited the accounts of **Zeltia, S.A.**, consisting of the balance sheet as at 31 December 1999, the profit and loss account and the notes to the accounts for the year then ended, the preparation of which is the responsibility of the Directors of the Company. Our responsibility is to express an opinion on the accounts taken as a whole, based on the work carried out in accordance with auditing standards generally accepted in Spain, which require the examination, on a test basis, of evidence supporting the accounts and an evaluation of their overall presentation, the accounting principles applied and the estimates made.

Our work did not include the examination of the 1999 annual accounts of Pharma Gen, S.A. Protección de Maderas, S.A., Cooper Zeltia Veterinaria, S.A. and Zeltia Servicios Des, S.A., in which the Company has a direct interest and these shareholdings and net loans represent approximately 5% of the Company's total assets. These annual accounts have been audited by another firm of auditors and our opinion expressed in this report on the annual accounts of **Zeltia, S.A.** is based, with respect to the shareholdings in the above-mentioned companies, exclusively on the reports issued by the other auditors.

2. In accordance with Spanish commercial legislation, the Company's Management has included the figures for 1998 relating to each item in the 1999 balance sheet, profit and loss account and statement of source and application of funds, for purposes of comparison. Our opinion refers solely to the 1999 accounts. On 23 March 1999 we issued our audit report on the 1998 accounts in which we expressed an unqualified opinion.

3. The Company is the parent of a group of companies in accordance with Royal Decree 1815/1991 of 20 December 1991. The presentation of consolidated annual accounts is necessary in accordance with accounting principles generally accepted in Spain in order to present a true and fair view of the Groups financial situation and the results of its operations. The Directors have prepared the consolidated financial statements separately.

4. As is indicated in Note 8 of the Notes to the accounts, as at 31 December 1999 the Company maintained an investment in Pharma Mar, S.A., which is essentially engaged in the development of bio-active principles and has not yet placed any product on the market.

PricewaterhouseCoopers Auditores, S. L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79031290

5. In our opinion, based on our audit and the reports issued by the other firm of auditors, the accompanying accounts for 1999 give, in all material respects, a true and fair view of the state of affairs of **Zeltia, S.A.** as at 31 December 1999 and the results of its operations and source and application of funds for the year then ended and contain sufficient information for an adequate understanding and have been prepared in accordance with accounting principles generally accepted in Spain applied on a consistent basis.

6. The accompanying Directors' Report for the year 1999 contains such explanations on the state of the Company's affairs, the development of the business and other matters as the Directors consider appropriate and does not form part of the accounts. We have checked that the financial information contained in the Directors' Report agrees with the accompanying accounts for 1999. The scope of our work as auditors is limited to checking the Directors' Report to the extent set out in this paragraph and does not include the verification of information not derived from the Company's accounting records.

PricewaterhouseCoopers Auditores, S.L.

Original in Spanish signed by Bernard D. de Spéville

16 March 2000

26. Introduction of the euro

Zeltia, S.A. has adapted its software to the euro at the same time as it made it Y2K-compliant.

Zeltia has analyzed the implication of the introduction of the euro on its general structure. In this regard, it has prepared an action plan to be undertaken in order to comply with the key dates for the launch of the euro. The projected costs of the action to be undertaken and the investments and expenses to be incurred as a result of the introduction of the euro are not material.

ZELTIA, S.A.

REPORT OF THE AUDITORS

ZELTIA, S.A.
AND DEPENDENT COMPANIES

CONSOLIDATED ANNUAL ACCOUNTS

DECEMBER 31, 1999

AS AT 31 DECEMBER 1999 AND 1998 (THOUSANDS OF EUROS)

Assets

	1999	1998
Fixed assets		
Formation expenses (Note 4)	910	807
Intangible assets (Note 5)	47,731	34,481
Tangible assets (Note 6)	22,603	21,450
Investments (Note 7)	11,291	9,996
Own shares held at long term	0	36
Total fixed assets	**82,536**	**66,770**
Goodwill in consolidation (Note 8)	**8,254**	**3,010**
Deferred expenses	**392**	**393**
Current assets		
Inventories (Note 9)	4,776	3,525
Debtors (Note 10)	18,960	11,994
Current asset investments (Note 11)	5,572	7,297
Controlling company shares held at short term (Note 12)	2,689	3,502
Cash at bank and in hand	4,254	2,046
Accruals and deferred expenses	125	38
Total current assets	**36,376**	**28,402**
	127,558	**98,574**

The accompanying notes are an integral part of the 1999 consolidated annual accounts.

AS AT 31 DECEMBER 1999 AND 1998 (THOUSANDS OF EUROS)

Liabilities

	1999	1998
Capital and reserves (Note 12)		
Share capital	9,123	9,486
Share premium account	14,595	15,267
Reserves at controlling company	28,687	23,683
Reserves at consolidated companies	5,275	8,384
Reserves at equity-accounted affiliates	2,115	2,358
Profit for the year attributable to the controlling company	9,673	3,509
Total capital and reserves	**69,468**	**62,686**
Outside shareholders (Note 13)	**18,155**	**10,154**
Negative difference in consolidation (Note 8)	**449**	**449**
Deferred income (Note 14)	**734**	**625**
Provisions for liabilities and charges (Note 15)	**962**	**851**
Creditors: amounts falling due after more than one year		
Bank loans (Note 16)	19,055	10,773
Other creditors	105	104
Total creditors falling due after more than one year	**19,160**	**10,877**
Creditors: amounts falling due in less than one year		
Banks loans (Note 16)	6,497	6,230
Trade creditors	7,598	3,996
Other non-trade creditors (Note 17)	4,443	2,614
Accruals and deferred income	92	91
Total creditors falling due in less than one year	**18,630**	**12,931**
	127,558	**98,574**

The accompanying notes are an integral part of the 1999 consolidated annual accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE YEARS ENDED

31 DECEMBER 1999 AND 1998 (THOUSANDS OF EUROS)

Expenses	*1999*	*1998*
Operating expenses		
Consumables and other external expenses (Note 9)	26,061	17,949
Personnel expenses (Note 20)	11,913	8,560
Fixed asset depreciation	2,017	1,768
Changes in trade provisions	126	54
Other operating charges (Note 21)	14,996	12,445
Total operating expenses	**55,112**	**40,776**
Operating profit	**6,805**	**4,682**
Financial expenses		
Financial expenses (Note 22)	1,489	1,911
Changes in investment provisions	503	–125
Losses on current asset investments	292	–
Exchange losses	175	41
Total financial expenses	**2,458**	**1,827**
Amortisation of goodwill in consolidation (Note 8)	1,276	862
Profit from ordinary activities	**4,341**	**3,833**
Extraordinary losses and expenses		
Loss on fixed assets (Note 23)	14	451
Extraordinary expenses and losses (Note 24)	622	984
Total extraordinary expenses	**636**	**1,435**
Extraordinary income	**6,191**	**292**
Consolidation profits before taxes	**10,532**	**4,124**
Corporate income tax (Note 26)	**1,444**	**994**
Consolidated profit for the year	**9,088**	**3,130**
Profit attributed to controlling company	**9,673**	**3,509**

The accompanying notes are an integral part of the 1999 consolidated annual accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE YEARS ENDED

31 DECEMBER 1999 AND 1998 (THOUSANDS OF EUROS)

Revenues

	1999	*1998*
Operating income		
Net turnover (Note 18)	47,927	38,595
Increase in finished product and product-in-process inventories	342	11
Capitalised in-house work on fixed assets (Notes 5 & 19)	13,388	6,421
Other operating income	260	430
Total operating income	**61,917**	**45,457**
Financial income		
Income from shareholdings	33	41
Other financial income	168	128
Income from current asset investments	289	928
Exchange gains	56	75
Total financial income	**546**	**1,172**
Financial loss	**1,913**	**655**
Equity in income of equity-accounted affiliates	725	668
Loss from ordinary activities	–	–
Extraordinary profit and income		
Profit on disposal of fixed assets (Note 23)	53	224
Profit on disposal of consolidated holdings (Note 1)	–	–
Profit on operations with shares of the controlling company	6,481	1,402
Capital subsidies transferred to income for the year (Note 14)	192	60
Extraordinary income (Note 24)	101	40
Total extraordinary income	**6,827**	**1,727**
Loss attributed to outside shareholders (Note 12)	**586**	**379**

The accompanying notes are an integral part of the 1999 consolidated annual accounts.

1. Nature and principal activities

Zeltia, S.A. (hereinafter "Zeltia" or "the Company") was incorporated as a corporation in Spain on 3 August 1939 for an indefinite period of time.

Its corporate purpose and principal activity since incorporation comprise the management, support and promotion of its investees, essentially in the chemical-pharmaceutical sector, and the acquisition and refurbishment of real estate for lease.

The dependent companies of Zeltia (hereinafter "the Group") which comprise the consolidable group as at 31 December 1999 are as follows:

	Percentage of Ownership			
	Direct	*Indirect*	*Total*	*Registered offices*
Full consolidation				
Pharma Mar, S.A.	58.44	10.40	68.84	Calera, 3 – Tres Cantos – Madrid
Pharma Gen, S.A.	96.87	–	96.87	Alcarria, 7 – Coslada – Madrid
N.V. Zeltia Belgique	100.00	–	100.00	Excelsiorlaan, 36 1930 Zaventem – Belgium
Zelnova, S.A.	100.00	–	100.00	Tornerios – Porriño – Pontevedra
Cooper Zeltia Veterinaria, S.A.	100.00	–	100.00	Torneiros – Porriño – Pontevedra
Protección de Maderas, S.A.	100.00	–	100.00	José Abascal, 2 Madrid
La Patrulla Verde, S.A.	100.00	–	100.00	Tomás A. Alonso, 132 – Vigo
Inst. Inmunología y Alergia, S.A.	–	96.87	96.87	Calera, 3. Tres Cantos. Madrid
Xylazel, S.A.	100.00	–	100.00	Las Gándaras – Porriño – Pontevedra
Equity method				
Banco Guipuzcoano, S.A.	3.00	–	3.00	Libertad, 21 – San Sebastián
Not consolidated				
Pharma Mar USA	–	68.84	68.84	Cambridge – Massachusetts – U.S.A.
Oxaco, S.A.	–	68.84	68.84	BA de Faucingny – Fribourg – Switzerland
CZ Veterinaria, S.L.	–	10.00	10.00	Torneiros – Porriño – Pontevedra

74

The dependent companies of Zeltia which comprised the consolidable group as at 31 December 1998 were as follows:

	Percentage of Ownership			
	Direct	*Indirect*	*Total*	*Registered offices*
Full consolidation				
Pharma Mar, S.A.	52.77	12.61	65.38	Calera, 3 – Tres Cantos – Madrid
Pharma Gen, S.A.	96.87	–	96.87	Calera, 3 – Tres Cantos – Madrid
N.V. Zeltia Belgique	100.00	–	100.00	Excelsiorlaan, 36 1930 Zaventem – Belgium
Zelnova, S.A.	100.00	–	100.00	Tornerios – Porriño – Pontevedra
Cooper Zeltia Veterinaria, S.A.	100.00	–	100.00	Torneiros – Porriño – Pontevedra
Protección de Maderas, S.A.	100.00	–	100.00	José Abascal, 2 Madrid
Zeltia Servicios Des, S.A.	100.00	–	100.00	Tomás A. Alonso, 132 – Vigo
Inst. Inmunologia y Alergia, S.A.	–	96.87	96.87	Calera, 3. Tres Cantos. Madrid
Proportional consolidation				
Xylazel, S.A.	50.00	–	50.00	Las Gándaras -Porriño -Pontevedra
Equity method				
Banco Guipuzcoano, S.A.	3.00	–	3.00	Libertad, 21 – San Sebastián
Not consolidated				
Pharma Mar USA	–	65.38	65.38	Cambridge – Massachusetts – U.S.A.
Oxaco, S.A.	–	65.38	65.38	BA de Faucingny – Fribourg – Switzerland
CZ Veterinaria, S.L.	–	10.00	10.00	Torneiros – Porriño – Pontevedra

The main activities of each of these companies as at 31 December 1999 and 1998 are as follows:

- **Pharma Mar, S.A.** Research, production and marketing of all manner of bioactive products for application in human medicine. The company is currently developing a number of active principles, none of which are yet on the market.
- **Pharma Gen, S.A.:** Development of biotechnology applications, diagnosis and services related to these activities
- **N.V. Zeltia Belgique:** Acquisition and management of holdings in other companies and provision of consulting about their administration and management
- **Zelnova, S.A.:** Manufacture and marketing of insecticides for household and industrial use.
- **Cooper-Zeltia Veterinaria, S.A.:** Provision of services to other companies and holding company. In 1999 this Company was inactive.
- **Protección de Maderas, S.A.:** Provision of services for the treatment and protection of wood and the repair and upkeep of structures.
- **La Patrulla Verde, S.A.**, (formerly Zeltia Servicios Des, S.A.): Provision of insect extermination, disinfection and rat extermination services and other treatments involving the application of chemical products.
- **Instituto de Inmunología y Alergia, S.A.:** Manufacture and sale of vaccines.
- **Xylazel, S.A.:** Manufacture and sale of products to protect and decorate wood and metals.

- **Banco Guipuzcoano:** Banking.
- **Pharma Mar USA.:** Pharmaceuticals research.
- **Oxaco:** Pharmaceuticals research.
- **CZ Veterinaria, S.L.:** Manufacture and sale of veterinary products.

The changes in the composition of the consolidable group in 1999 with respect to 1998 are as follows:

Company	*1998*	*1999*
Xylazel, S.A.	Proportional consolidation	Full consolidation

2. Basis of presentation and consolidated principles

These consolidated annual accounts have been prepared by the Directors of Zeltia in compliance with current legislation so as to provide a true and fair view of the consolidated net worth, consolidated financial situation and consolidated results of the group in 1999 and 1998.

The group's consolidated annual accounts were obtained by full consolidation of the annual accounts of the dependent companies in which Zeltia has a majority of the voting rights or has appointed the majority of the members of the governing body, by proportional consolidation of the annual accounts of multi-group companies, and by the equity method for other consolidated companies. Companies in which the stake is not significant are not consolidated. These exclusions do not have a material effect on the group's consolidated annual accounts.

The annual accounts of Zeltia and of its dependent companies will be submitted to the respective Shareholders' Meeting before the established deadlines. The Directors of Zeltia consider that those accounts will be approved without any material changes. As required by accounting regulations, the consolidated balance sheet and consolidated profit and loss account for 1999 include, for purposes of comparison, the figures for the previous year which formed part of the 1998 consolidated annual accounts which were approved by the Shareholders' Meeting of Zeltia on 30 June 1999.

In compliance with article 86 of the Spanish Companies Law, as amended, Zeltia has presented the required notifications to the companies in which it has a direct or indirect holding of 10% or more and those listed companies which it owns 3% or more.

All material balances and transactions between the consolidated companies were eliminated in the consolidation process.

Third parties' interest in the capital stock, reserves and results of the fully consolidated companies are show in the "Outside shareholders" caption in the consolidated balance sheet.

Differences between the acquisition price of holdings in consolidated companies and their underlying book value at date of first consolidation were assigned as follows:

- **Positive differences.** Included on the asset side of the accompanying consolidated balance sheets as "Goodwill in consolidation."
- **Negative differences.** Included on the liabilities side of the accompanying consolidated balance sheets as "Negative difference in consolidation."

The balance of goods, rights and obligations of foreign companies included in consolidation are translated to pesetas at the year-end closing exchange rate; regarding the equity accounts, capital stock at the historical exchange rate, reserves at the exchange rate of the year in which they arose, and profit and loss at the exchange rate for the year. The result of the translation differences arising from the application of these exchange rates is carried under "Reserves at consolidated companies".

All the companies' financial year coincides with the calendar year, and they are consolidated on the basis of each company's individual annual accounts as at 31 December.

3. Principal accounting principles and valuation standards used

The accompanying consolidated annual accounts were prepared in accordance with the accounting principles and valuation standards contained in the Spanish General Accounting Plan and with the rules for the preparation of consolidated annual accounts.

The main accounting principles and valuation standards are as follows:

A.- FORMATION EXPENSES

Formation expenses, which comprise basically capital increase expenses, are recorded at cost net of accumulated amortization, which is calculated on a straight-line basis over a period of five years.

B.- INTANGIBLE ASSETS

Intangible assets are carried at acquisition cost or direct applied production cost, as appropriate, and are presented net of the accumulated amortization, as follows:

Intangibles are carried at acquisition or production cost. Amortization is taken on a straight-line basis.

Development project expenses are capitalized from the year in which they meet the following conditions and while those conditions subsist:

- There is a specific itemized project for each development activity.
- Criteria are established for assignment, allocation and recognition of the costs of each project.
- There are sound reasons for expecting technical and economic-commercial success of the project.
- Finance is assured to complete each project.

Development projects are stated at acquisition cost, if outsourced, or at production cost, if carried out in-house. The production cost comprises personnel, material and services expenses pertaining directly to the projects plus the portion of indirect costs which is reasonably allocable to them.

If the circumstances under which a development project was capitalized undergo variation, the unamortized portion is transferred to profit and loss for the year.

Capitalizable expenses on development projects are recorded under Research and Development Expenses until completion of the project. Finished projects that give rise to industrial property rights are recorded as such; otherwise, as Development Expenses.

Capitalized development expenses are amortized according to a specific systematic plan for each project, commencing in the year in which the project is completed and extending over the period in which it generates revenues, but not more than five years.

Computer software is amortized on a straight-line basis over a period of five years in which its use is envisaged. Computer software maintenance costs are expensed as incurred.

The usage rights and purchase option arising from the use of tangible assets obtained under financial leases are recorded for the cash value of the good at the time of acquisition. These rights are amortized on a straight-line basis over the useful life of the leased asset. The total debt for lease payments plus the amount of the purchase option are recorded as a liability. The initial difference between the total debt and the cash value, which is equivalent to the interest expenses on the transaction, is recorded as a deferred expense and is charged to profit and loss by the interest method over the duration of the contract. When the purchase option is exercised, the cost and accumulated depreciation of the assets are transferred to the appropriate tangible asset caption.

C.- TANGIBLE ASSETS

Tangible assets are stated at cost plus legally approved revaluations until 1983, and, in the case of the tangible assets of Xylazel, S.A., plus the revaluation established by Royal Decree Law 7/1996, dated 7 June, on balance sheet revaluation. The appropriate accumulated depreciation is netted off the acquisition cost.

Depreciation of tangible assets is taken on the cost value on a straight-line basis over the following years of estimated useful life.

	Years of Useful Life	
	New	*Used*
Structures	33-50	17-25
Machinery and installations	5-17	–
Tools and equipment	3-10	–
Furniture and fixtures	3-16	–
Transport equipment	4-15	–
Computer hardware	4-7	–
Other tangible assets	6-13	–

The costs of repairs and maintenance that do not improve the use of tangible assets or extend their useful life are expensed in the year in which they are incurred.

When tangible assets are retired or disposed of, the cost of the asset and the related accumulated depreciation are eliminated from the accounting records.

D.- INVESTMENTS

Holdings in which Zeltia does not exercise control of the companies via their governing bodies are carried by the equity method at the underlying book value of the holding.

Non-material holdings that are not consolidated and marketable fixed-income and equity securities are carried at cost including the inherent expenses and the cost of any subscription rights. If the subscription rights are sold, the cost allocable to the rights sold is retired. Dividends and explicit interest which have accrued but not matured at the time of purchase are excluded from the acquisition cost. The appropriate provisions are recorded for the depreciation of marketable securities when so warranted by circumstances which are of sufficient importance and are clearly evident.

Non-trade creditor accounts are stated at the amount delivered. The difference between this amount and the nominal amount of the debt claim is booked as interest income in the period in which it accrues, using the interest method. Accrued interest on non-trade creditor accounts is recorded under credit accounts.

E.- GOODWILL

Goodwill arising in the consolidation process is amortized on a straight-line basis over a period of between five and ten years, depending on the expected period for recovery of the investment made. From 1999, some of the goodwill generated, specifically that arising as a result of the increase in the holding in the subsidiary Pharma

Mar, is amortized over 10 years since this is considered more suitable for an R&D company, which has not reported profits to date and will not report any profits until one of its drugs, which are at the development stage, are launched. The parent company takes a long-term view of obtaining income from this investment and, consequently, in order to adjust the amortization of goodwill to the period when the parent company will obtain income, it is appropriate to extend the amortization period of said goodwill.

F.- INVENTORIES

Inventories are stated at the lower of cost or market value. Market value is taken to be the net realizable value of finished and semi-finished products and products in process, and the replacement cost of raw materials and other supplies. The cost price is obtained as follows:

- Commercial inventories, raw materials and other supplies: weighted average cost price.
- Finished and semi-finished products and products in process: weighted average cost of the raw and ancillary materials used, plus the applicable amount of direct labor and general manufacturing expenses.

Provisions for depreciation are recorded for inventories whose cost exceeds their market value or where there are doubts as to its recoverability.

G.- CUSTOMER ACCOUNTS AND COMMERCIAL DRAFTS RECEIVABLE

In line with standard commercial practice, a part of the sales by the group companies is instrumented in the form of commercial bills or certifications, accepted by the customers or otherwise. In the accompanying consolidated balance sheets, the balances of customer accounts and commercial drafts receivable include the bills and certifications which have been discounted but had not yet matured at 31 December, and the same amount is recorded as a contra-item under bank loans.

Bill discounting expenses are recognized in the consolidated profit and loss account when they are incurred and they are not deferred until maturity of the respective bills and certifications because such deferral would not have a material impact on the determination of the profit for each year.

The group records provisions for bad debts to cover balances over a certain age or where circumstances enable them to be classified reasonably as doubtfully collectable.

H.- CURRENT ASSET INVESTMENTS

Current asset investments are stated at acquisition cost or the amount disbursed.

I.- SHARES OF THE CONTROLLING COMPANY HELD AT SHORT TERM

Own shares held by the Company are stated at acquisition cost. The appropriate restricted reserve is recorded to cover the amount of own shares held at each year-end.

J.- FOREIGN CURRENCY TRANSACTIONS

Foreign currencies transactions are recorded at their peseta value using the exchange rates ruling on the transaction dates. Exchange gains or losses arising on cancellation of balances arising from foreign currency transactions are recognized in the consolidated profit and loss account at the transaction date.

Debtor and creditor accounts denominated in foreign currency are valued in pesetas at exchange rates similar to those ruling at year-end, unrealized net exchange losses determined for groups of currencies with a similar maturity and market behavior are recognized as expenses, and unrealized net exchange gains, similarly determined, are deferred until maturity.

From 1 January 1999, foreign currency means any currency other than the euro and the national currencies of the member states of the Economic and Monetary Union which have adopted the euro as their official currency.

K.- CLASSIFICATION OF ITEMS

Credits and debts maturing in 12 months or less from year-end are classified as current and those maturing at over 12 months as long-term.

L.- SEVERANCE PAYMENTS

Except in the event of a justified cause, companies must make indemnity payments to their employees when they are dismissed.

In view of the lack of any foreseeable need for abnormal terminations, and given that employees who retire or resign do not receive indemnity payments, when severance payments arise they are expensed in the year in which the related decision is taken.

M.- CORPORATE INCOME TAX

The corporate income tax expense of each year is calculated on the basis of reported profit before taxes, including the permanent or temporary differences between reported profit before taxes and taxable profits (the tax base), for the purposes of determining the corporate income tax accrued in the year.

Differences between the corporate income tax payable and the corporate income tax expense are recorded as prepaid or deferred income tax, as appropriate.

Double taxation tax credits, tax relief and investment tax credits to which the Company is entitled are also included in the calculation of the corporate income tax charge accrued in the year.

Losses available for carryforward are recognized as prepaid taxes in the year that they arise provided that there is assurance that they will be offset with the taxable profits that are expected to be obtained during the period in which the Company is entitled to offset them.

Zeltia, S.A. and other undertakings in its group which it owns at least 90% file consolidated tax returns by permission of the Ministry of Economy and Finance. Consequently, the Company settles its taxes using the consolidated taxation system.

It is consolidated Group policy to record the tax expense at individual undertakings in accordance with the resolution of the ICAC (Spanish Accounting and Audit Institute) dated 9 October 1997.

N.- CAPITAL SUBSIDIES

Non-refundable capital subsidies are recorded on the liability side of the consolidated balance sheet at the amount granted and are recognized in the profit and loss account on a straight-line basis over a period of time equivalent to the useful life of the assets financed with the subsidies.

Ñ.- PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

Certain group companies have granted supplementary retirement pensions to certain retired employees as provided in the Chemical Industry Wage Agreement which was in force until 1978. These supplementary pensions are covered, on the basis of the commitments assumed, by one of the following methods.

- As provided in the rules for adaptation to the new mercantile legislation, the actuarial estimate of the pension commitments accrued to retired employees but not provisioned as at 31 December 1990 is funded on a straight-line basis over seven years from that year.
- Coverage via a system of insurance premiums arranged with an insurance company. The annual payment to the insurance company is recorded as a period expense.
- Provisions to a fund on the basis of a plan established in the regulation governing the fund. Contributions to the fund are treated as a period expense.

4. Formation expenses

The detail of, and variations in, the accounts included under the Group's formation expenses during 1999 and 1998 were as follows:

Thousands of Euros	Balances at 31/12/98	Additions	Amortization	Balances at 31/12/99
Capital increase expenses	807	379	(275)	910
	807	**379**	**(275)**	**910**

Thousands of Euros	Balances at 31/12/97	Additions	Amortization	Balances at 31/12/98
Capital increase expenses	159	868	(220)	807
	159	**868**	**(220)**	**807**

5. Intangible assets

The breakdown of, and variations in, the group's intangible asset accounts during 1999 and 1998 are as follows

Thousands of Euros	Balances at 31/12/98	Additions	Retirements	Balances at 31/12/99
Current research & development expenses	32,743	13,388	(231)	45,900
Administrative concessions, patents & trade marks	1,132	0	–	1,132
Computer software	178	142	–	320
Rights on leased assets	2,499	384	–	2883
	36,552	**13,914**	**(231)**	**50,235**
Less accumulated amortization	(2,070)	(433)	–	(2,504)
	34,481	**13,481**	**(231)**	**47,731**

Thousands of Euros	Balances at 31/12/97	Additions	Transfers	Retirements	Balances at 31/12/98
Current research & development expenses	26,345	6,421	–	(22)	32,743
Administrative concessions, patents & trade marks	1,131	1	–	–	1,132
Computer software	118	60	–	–	178
Rights on leased assets	2,291	285	(72)	(6)	2,499
	29,884	**6,767**	**(72)**	**(28)**	**36,552**
Less accumulated amortization	(1770)	(329)	28		(2,070)
	28,115	**6,438**	**(44)**	**(28)**	**34,481**

As at 31 December 1999, the balance of current research and development expenses include an amount of €44.5 million (€31.3 million in 1998) relating to projects to develop new pharmaceuticals of marine origin by Pharma Mar, S.A. Of that amount, €13.4 million relate to costs incurred that were capitalized in 1999 (€6.4 million in 1998) (see Note 19). The company has not begun to amortize any of the open lines of development since the projects have not concluded; nevertheless, all the lines of activity meet the requirements set out in note 3.B. To date, the company has not completed development of any product.

At 31 December 1999 and 1998, the balance of rights on leased assets includes principally a lease-back transaction arranged by Pharma Mar, S.A. in 1995 on its facilities located at calle de la Calera 3 in the Tres Cantos industrial park.

The principal features of this financial lease contract are as follows:

Thousands of Euros	
Cost	2,290
Financial expenses	1,363
Payments made in prior years	(1,549)
Payments made in 1999	(240)
Adjustment to financial expenses	(381)
Outstanding at December 1999	**1,483**

6. Tangible assets

The detail of, and variations in, the group's tangible assets for 1999 and 1998 are as follows:

Thousands of Euros	Balances at 31/12/98	Additions	Retirements	Change in consolidation method	Balances at 31/12/99
Land and structures	23,724	4	(147)	550	24,131
Technical installations & machinery	4,054	806	(9)	199	5,050
Other installations, tools & furniture	1,968	839	(56)	59	2,810
Advances & construction in progress	–	28	–	–	28
Other assets	1,306	205	(55)	410	1,865
	31,052	**1,882**	**(268)**	**1,217**	**33,884**
Less accumulated depreciation	(9,602)	(1,272)	138	(544)	(11,280)
	21,450	**611**	**(130)**	**673**	**22,603**

Thousands of Euros	Balances at 31/12/97	Additions	Retirements	Transfers	Balances at 31/12/98
Land and structures	25,122	328	(1,726)	–	23,724
Technical installations & machinery	3,733	453	(130)	(2)	4,054
Other installations, tools & furniture	1,853	203	(25)	(63)	1,968
Other assets	1,175	59	(65)	137	1,306
	31,883	**1,043**	**(1,946)**	**72**	**31,052**
Less accumulated depreciation	(9,012)	(1,205)	642	(28)	(9,602)
	22,871	**(162)**	**(1,303)**	**44**	**21,450**

Xylazel, S.A. revalued its tangible assets in accordance with Royal Decree 2.607/1996, dated 20 December, which approved the rules for balance sheet revaluation regulated in article five of Royal Decree Law 7/1996, dated 7 June, by applying the maximum coefficients established in that Royal Decree. The resulting net capital gain forms part of Xylazel, S.A.'s equity and amounts to €0.29 million after deduction from the revalued amount (€0.29 million) of the flat revaluation charge of €1 million.

In accordance with article 8 of Royal Decree 2.607/1996, the financing coefficient applied by Xylazel, S.A. on the gross capital gain resulting from the revaluation was 0%.

The effect on depreciation of tangible assets arising from the revaluation was to increase the depreciation charge in Xylazel, S.A.'s profit and loss account by approximately €0.06 million in 1998 and 1999.

At 31 December 1999 no group company had mortgaged real estate.

One of the buildings and other structures of Zeltia were mortgaged in 1998 as a guarantee for the repayment of certain credit operations obtained from financial institutions. The net book value of the mortgaged asset and its relationship with the credit operations as at 31 December 1998 was as follows:

Thousands of Euros *Location of building*	*Transaction 1998*		*Amount of Operation 1998*
Bravo Murillo, 38.Madrid	5,752	Loan	5,409
	5,752		5,409

The loan secured by a mortgage on the building located in calle Bravo Murillo, 38 was repaid early on 5 April 1999.

The company's structures for rental are located primarily in Madrid. According to the Company's latest valuation, the market value of its structures or their capitalized rental income exceeds the net book value as at December 31, 1999 and 1998.

The Group companies have arranged insurance policies to cover the possible risks that might affect their tangible assets.

7. Investments

The detail of, and variations in, the group's investment accounts during 1999 and 1998 are as follows:

Thousands of Euros	Balances at 31/12/98	Additions	Retirements and Adjustments	Change in method	Balances at 31/12/99
Holdings in equity-accounted affiliates	6,740	474	–		7,214
Long-term securities portfolio	486	166	(6)	–	646
Other credits	2,909	1,177	(237)	–	3,849
Long-term deposits and guarantees	152	12	(4)	6	166
	10,288	**1,829**	**(246)**	**6**	**11,875**
Less provisions	(292)	(292)	–	–	(584)
	9,996	**1,536**	**(246)**	**6**	**11,291**

Thousands of Euros	Balances at 31/12/97	Additions	Retirements and Adjustments	Balances at 31/12/98
Holdings in equity-accounted affiliates	10,460	431	(4,151)	6,740
Long-term securities portfolio	353	133	–	486
Other credits	3,369	568	(1,028)	2,909
Long-term deposits and guarantees	151	30	(29)	152
	14,333	**1,162**	**(5,207)**	**10,288**
Less provisions	(291)	(1)	–	(292)
	14,042	**1,161**	**(5,207)**	**9,996**

a.- Holdings in equity-accounted affiliates

The variation in the holdings in equity-accounted affiliates during 1999 and 1998 was as follows:

Thousands of Euros	Balances at 31/12/98	Recognized in P&L in 1999	Balances at 31/12/99
Banco Guipuzcoano	6,740	474	7,214
	6,740	**474**	**7,214**

En miles de pesetas	Balances at 31/12/97	Recognized in P & L 1998	Removed from consolidation	Balances at 31/12/98
Banco Guipuzcoano	6,310	431		6,740
Pescanova, S.A.	4,151	–	(4,151)	–
	10,460	**431**	**(4,151)**	**6,740**

Pescanova, S.A.: In 1998, 2.23% out of the total holding which Zeltia had in this company at 31 December 1997 (3.94%) was sold to third parties, reducing the holding to 1.7% and, consequently, there was no longer any legal obligation to include that company in consolidation.

b.- Long-term securities portfolio

The detail of the long-term securities portfolio as at 31 December 1999 and 1998 is as follows:

Thousands of Euros

Investee	Held through	1999	1998
Oxaco, S.A.	Pharma Mar, S.A.	162	162
CZ Veterinaria, S.L.	Cooper Zeltia Veterinaria, S.A.	201	156
Instituto Biomar, S.A.	Pharma Mar, S.A.	81	65
Various	Zeltia, S.A.	160	63
Various	Various	42	42
		646	**486**

c.- Other credits

The detail of the accounts included in the group's investments as other credits as at 31 December 1999 and 1998 is as follows:

Thousands of Euros	1999	1998
Tax receivables	3,087	2,351
Creditors: maturing at more than one year		
On sale of shareholdings	292	292
Employee loans	57	93
Other	413	173
	3,849	**2,909**

The balance of long-term tax receivables includes the tax credits recognized by the group companies for tax losses incurred up to 31 December 1999 which have not yet been used. These tax credits have been capitalized since the Directors consider that they will be recovered in the legally-established time periods. The detail and expiration of these balances as at 31 December 1999 are as follows:

Thousands of Euros *Expiring in*	*Pharma Mar, S.A.*	*Pharma Gen, S.A.*	*Total*
2004	–	210	210
2005	343	–	343
2006	356	–	356
2007	808	–	808
2008	585	–	585
2009	786	–	786
	2,877	**210**	**3,087**

The detail and expiration of these balances as at 31 December 1998 were as follows:

Thousands of Euros Expiring in	Pharma Mar, S.A.	Pharma Gen, S.A.	Total
2000	–	27	27
2001	–	212	212
2002	363	–	363
2003	356	–	356
2004	808	–	808
2005	585	–	585
	2,112	**239**	**2,351**

The amounts of creditor accounts maturing at long term as at 31 December 1999 and 1998 are as follows:

Thousands of Euros Maturing in	1999	1998
2000	–	385
2001	349	–
	349	**385**

d.- Provisions for the depreciation of investments

As at 31 December 1999 and 1998, the provisions for depreciation of investments related to the holdings in Oxaco, S.A. and Pharma Mar USA plus the provision of €0.29 million recorded for creditor accounts maturing at more than one year. In 1998 they only related to the provisions for Oxaco and Pharma Mar USA.

8. Goodwill and negative difference in consolidation

The variations during 1999 and 1998 in the goodwill in consolidation and negative difference in consolidation are as follows:

Thousands of Euros	Balances at 31/12/98	Additions	Balances at 31/12/99
Goodwill in consolidation	4,522	6,520	11,042
Less amortization	(1,512)	(1,276)	(2,788)
	3,010	5,244	8,254
Negative difference in consolidation	449	–	449

Thousands of Euros	Balances at 31/12/97	Additions	Removed from Consolidation	Balances at 31/12/98
Goodwill in consolidation	1,303	3,219	–	4,522
Less amortization	(650)	(862)	–	(1,512)
	653	2,357	–	3,010
Negative difference in consolidation	489	–	(40)	449

The addition to goodwill in 1999 was due to the acquisition of shares of Pharma Mar and Xylazel, at above their underlying book value, thus increasing the percentage of ownership of both companies. In 1998, the addition was due to the acquisition of shares of Pharma Mar.

The detail as at 31 December 1999 and 1998 of the goodwill and negative difference in consolidation is as follows:

Thousands of Euros	1999		1998	
Fully consolidated companies	Goodwill	Negative Diff. in consolidation	Goodwill	Negative Diff. in consolidation
Zelnova, S.A.	–	436	–	436
Pharma Mar, S.A.	6,131	–	2,899	–
Pharma Gen, S.A.	–	1	–	1
Instituto de Inmunología y Alergia, S.A.	–	11	–	11
Cooper Zeltia Veterinaria, S.A.	63	–	95	–
Zeltia Servicios Des, S.A.	11	–	16	–
Xylazel, S.A.	2,049	–	–	–
	8,254	449	3,010	449

9. Inventories

The detail of inventories as at 31 December is as follows:

Thousands of Euros	1999	1998
Trade inventories	97	42
Raw materials and other supplies	1,835	1,375
Semi-finished products and products in process	157	181
Finished products	2,687	1,926
	4,776	**3,525**

The inventory purchase expenses in 1999 and 1998 were as follows:

Thousands of Euros	1999	1998
Trade inventories		
Net purchases	26,575	18,059
Variation in inventories	(514)	(110)
	26,061	**17,949**

Purchases in foreign currency by group companies were not material.

10. Debtors

The detail of debtors as at 31 December 1999 and 1998 is as follows:

Thousands of Euros	1999	1998
Customer receivables	11,512	7,809
Sundry debtors	3,262	1,847
Tax receivables	4,856	2,756
Loans to employees	184	130
	19,813	**12,542**
Less provisions for bad debts	(853)	(549)
	18,960	**11,994**

The customer receivables balance includes €1.26 million in bills and certifications discounted at banks and not yet matured as at 31 December 1999 (€0.58 million in 1998) (see Note 16).

The detail of the tax receivable accounts as at 31 December 1999 and 1998 is as follows:

Thousands of Euros *Tax receivables*	*1999*	*1998*
VAT	268	463
Corporate income tax	65	160
Prepaid corporate income tax (Note 26)	4,356	1,892
Other	167	242
	4,856	**2,756**

The variation in the provision for bad debts in 1999 and 1998 was as follows:

Thousands of Euros	*1999*	*1998*
Beginning balance	549	792
Provisions	187	37
Applications	(45)	(280)
No longer consolidated	163	–
Balance at 31 December	**853**	**549**

11. Current asset investments

The detail of the current asset investments as at 31 December 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
Short-term securities portfolio	5,543	6,793
Deposits and guarantees	2	1
Other credits	44	502
	5,589	**7,297**
(Provisions)	(17)	–
	5,572	**7,297**

As at 31 December 1999, the short-term securities portfolio consisted primarily of €3.7 million of deposits provided by Pharma Mar, S.A. (€4.98 million in 1998) plus the holding in Pescanova.

12. Capital and reserves

The detail of the variations in the equity accounts of Zeltia as at 31 December 1999 and 1998 is as follows:

Thousands of Euros	Balance at 31/12/98	Application of profit	Transfer	Capital reduction	Capital increase	Other variations	Internal dividend	Profit for 1999	Balance at 31/12/99
Subscribed capital stock	9,486	–	–	(1,731)	1,369	–	–	–	9,123
Share premium account	15,267	–	–	–	(672)	–	–	–	14,595
Legal reserve	1,897	–	(72)	–	–	–	–	–	1,825
Reserve for own shares.	3,502	–	(1,095)	–	–	–	–	–	2,407
Voluntary reserve	18,284	(612)	1,167	–	(697)	–	6,312	–	24,454
Reserves at cons. companies	8,384	3,690	–	–	–	(487)	(6,312)	–	5,275
Reserves at equity-acc. affiliates	2,358	431	–	–	–	(673)	–	–	2,115
Profit attrib. controlling co.	3,509	(3,509)	–	–	–	–	–	9,673	9,673
	62,686	–	–	**(1,731)**	–	**(1,160)**	–	**9,673**	**69,468**

Thousands of Euros	Balance at 31/12/97	Application of profit	Transfer	Capital reduction	Capital increase	Other variations	Internal dividend	Profit for 1999	Balance at 31/12/98
Subscribed capital stock	9,792	–	–	(1,360)	1,054	–	–	–	9,486
Share premium account	2	–	–	–	15,265	–	–	–	15,267
Legal reserve	1,958	–	–	(272)	211	–	–	–	1,897
Reserve for own shares.	684	–	2,819	–	–	–	–	–	3,502
Voluntary reserve	18,053	(1,727)	(2,819)	272	(211)	(343)	5,058	–	18,284
Reserves at cons. companies	8,706	3,179	–	–	–	1,556	(5,058)	–	8,384
Reserves at equity-acc. affiliates	2,097	398	–	–	–	(137)	–	–	2,358
Profit attrib. controlling co.	1,850	(1,850)	–	–	–	–	–	3,509	3,509
	43,141	–	–	**(1,360)**	**16,319**	**1,077**	–	**3,509**	**62,686**

a.- Capital stock

As at 31 December 1999, Zeltia's capital stock consists of 32,583,600 fully subscribed and paid bearer shares with a par value of €0.28 each. As at 31 December 1998, it consisted of 2,036,475 fully subscribed and paid bearer shares with a par value of €4.66 each. All the shares have the same voting and dividend rights.

the Company's shares are listed on the four Spanish Stock Exchanges. Their market price on 30 December 1999 was €17.5 (Ptas. 15,600/€93.76 per share on 31 December 1998). There were two stock splits in 1999: a 5-for-1 stock split and a 3-for-1 stock split.

In December 1999 there was no record of any shareholder with a holding of over 10% in any of the subsidiaries or in the parent company. In 1998 Banco Central Hispano owned more than 10% of Zeltia, S.A.

b.- Share premium

The share premium may be used for the same purposes as the Company's voluntary reserves, which include converting it into capital stock, and there are no restrictions as to its use.

c.- Legal reserve

Companies must transfer 10% of profits for each year to the legal reserve until it represents at least 20% of capital stock. This reserve is not available for distribution to shareholders and may only be used to offset losses in the event of no other sufficient reserves being available. Also, under certain conditions the legal reserve can be used to increase capital.

As at 31 December 1999 and 1998 the Company had recorded a reserve for the 20% legally stipulated limit.

d.- Reserve for Own Shares

As at 31 December 1999 and 1998 the Company had own shares as follows:

Thousands of Euros *Year*	*Number of shares*	*Book value*	*Average acquisition price*	*Percentage of capital stock*
1999	291,835	400,567	€8.25 (Ptas. 1,373)	0.89%
1998	52,119	582,714	€67.19 (11,180 Ptas)	2.61%

The variations in own shares are summarized below:

	No. of Shares	Thousands of Euros
Balance at 31-12-97	**28,089**	**684**
Acquisitions	175,374	9,792
Sales	(151,344)	(6,983)
Overprovision per market value	–	9
Balance at 31-12-98	**52,119**	**3,502**
Acquisitions	132,279	1,852
Adjustment for stock splits	544,960	–
Sales	(437,523)	(2,947)
Balance at 31-12-99	**291,835**	**2,407**

Net profits of €6.27 million were obtained on the disposal of own shares in 1999 (€1.22 million of profits in 1998).

As at 31 December 1999 and 1998, the company had recorded a reserve for an amount equal to that of the own shares. This reserve is restricted until such time as these shares are disposed of or redeemed by the company.

e.- Reserves at consolidated companies

The detail of consolidated reserves as at 31 December 1999 and 1998 is as follows:

Thousands of Euros	1999	1998
Reserves at fully consolidated companies		
Pharma Mar, S.A.	398	1,077
Pharma Gen, S.A.	232	119
N.V. Zeltia Belgique	1,510	4,982
Zelnova, S.A.	3,066	1,378
Cooper Zeltia Veterinaria, S.A.	331	534
Protección de Maderas, S.A.	487	379
Zeltia Servicios Des, S.A.	(720)	(567)
Inst. Inmunología y Alergia, S.A.	(83)	(44)
Xylazel, S.A.	53	–
	5,275	**7,859**
Reserves at proportionally consolidated companies		
Xylazel, S.A.	–	525
	5,275	**8,384**
Reserves at equity-accounted affiliates		
Banco Guipuzcoano, S.A.	2,115	2,358
	2,115	**2,358**

The reserves at fully consolidated companies include translation gains amounting to €0.94 million (€0.78 million in 1998).

f.- Profit for the year

The detail of consolidated group profits, by company, is as follows:

Thousands of Euros	1999		1998	
	Group	Outside	Group	Outside
Pharma Mar, S.A.	(1,314)	(595)	(662)	(383)
Pharma Gen, S.A.	197	6	113	4
N.V. Zeltia Belgique	(0)	–	277	–
Zelnova, S.A.	3,294	–	3,190	–
Cooper Zeltia Veterinaria, S.A.	(110)	–	(203)	–
Protección de Maderas, S.A.	72	–	107	–
Zeltia Servicios Des, S.A.	36	–	(153)	–
Zeltia, S.A.	4,195	–	(612)	–
Inst. De Inmunología y Alergia, S.A.	85	3	(39)	(0)
Xylazel, S.A.	2,743	–	–	–
	9,199	**(586)**	**2,019**	**(379)**
Xylazel, S.A.	–	–	1,059	–
Banco Guipuzcoano	474	–	431	–
	474	–	**1,490**	–
	9,673	**(586)**	**3,509**	**(379)**

13. Outside shareholders

The detail and variations in outside shareholders in 1999 is as follows:

	Balance at 31-12-98	Profit for the year 1999	Capital Increase	Change in % of Ownership	Retirements and Other	Saldo al 31-12-99
Pharma Mar, S.A.	10,124	(595)	9,422	(835)	–	18,116
Pharma Gen, S.A.	30	6	–	–	–	36
N.V. Zeltia Belgique	0	–	–	–	–	0
Inst. Inmunología y Alergia, S.A.	(0)	3	–	–	–	3
	10,154	**(586)**	**9,422**	**(835)**	–	**18,155**

The detail and variations in outside shareholders in 1998 is as follows:

	Balance at 31-12-97	Profit for the year 1998	Capital Increase	Change in % of Ownership	Retirements and Other	Saldo al 31-12-98
Pharma Mar, S.A.	11,529	(383)	3,321	(4,343)	-	10,124
Pharma Gen, S.A.	26	4	-	-	-	30
N.V. Zeltia Belgique	0	0	-	-	-	0
Inst. Inmunología y Alergia, S.A.	(34)	(0)	-	-	34	(0)
	11,521	**(379)**	**3,321**	**(4,343)**	**34**	**10,154**

14. Deferred revenues

The detail of deferred revenues as of 31 December is as follows:

Thousands of Euros	1999	1998
Capital subsidies	723	611
Other	11	–
Interest on deferred payment for land sale		14
	734	**625**

The variation in capital subsidies in 1999 and 1998 is as follows:

Thousands of Euros	1999	1998
Subsidies granted at beginning of year	611	262
New subsidies granted	283	409
Change in consolidation method	21	–
	915	**671**
Less subsidies recognized in P&L	(192)	(60)
	723	611

The subsidies were granted by government agencies and were used to finance tangible asset items.

15. Provisions for liabilities and charges

The detail of the provisions for liabilities and charges as at 31 December is as follows:

Thousands of Euros	*1999*	*1998*
Provisions for pensions and similar commitments	961.96	746.45
Other provisions	–	104.37
	961.96	**850.82**

The provisions for pensions relate practically in full to Zelnova and Xylazel. The management of both companies considers that the pensions will be externalized shortly before the deadline.

16. Bank loans

The detail of bank loans as at 31 December is as follows:

1999

Thousands of Euros	*Long Term*	*Short Term*	*Total*
Government agencies	3,599	110	3,708
Bank loans	3,783	587	4,370
Bank credit	10,144	4,028	14,171
Unmatured discounted bills and certifications	–	1,264	1,264
Financial lease creditors	1,529	463	1,992
	19,055	**6,451**	**25,505**
Short-term unmatured interest accrued	–	46	46
	19,055	**6,497**	**25,551**

1998

En miles de pesetas	Long Term	Short Term	Total
Government agencies	3,690	146	3,835
Bank loans	4,653	1,320	5,974
Bank credit	737	4,055	4,792
Unmatured discounted bills and certifications	–	582	582
Financial lease creditors	1,693	26	1,720
	10,773	**6,130**	**16,902**
Short-term unmatured interest accrued	–	101	101
	10,773	**6,230**	**17,003**

The long-term loans from government agencies relate to loans from the Centro para el Desarrollo Técnico e Industrial (CDTI) of the Ministry of Industry and Energy and the loan from the Comisión Interministerial de Ciencia y Tecnología (CICYT) to group companies to finance research and development projects. The main conditions of a loan granted to Pharma Mar, S.A. by the CDTI, amounting to €3.35 million as at 31 December 1999 and 1998, are as follows:

- Annual repayment of 30% of the funds from operations in the prior year from the research and development projects financed with this loan. Consequently, this loan had no defined maturity as at 31 December 1999.
- The interest rate during the repayment period is 3%, payable half-yearly, plus supplementary interest equal to the higher of the average return on equity or 7%, payable on repayment of the loan.

The due dates of the long-term bank loans as at 31 December are as follows:

Thousands of Euros Year due	1999	1998
2000	–	1,929
2001	9,723	2,142
2002	1,555	1,754
2003	1,869	905
2004	1,268	696
2005 and thereafter	1,293	–
Loan granted to Pharma Mar, S.A. by CDTI	3,347	3,347
	19,055	**10,773**

The detail of the mortgage guarantees provided by the company to banks are presented in note 5 of these notes to the consolidated annual accounts.

The interest rates on financing obtained from credit entities are market rates.

17. Creditors: amounts falling due in less than one year: other non-trade creditors

The detail of the "Creditors: amounts falling due in less than one year – Other non-trade creditors" account as at 31 December is as follows:

Thousands of Euros	1999	1998
Taxes and social security contributions	3,090	1,414
Other creditors	356	754
Accrued wages and salaries	997	446
	4,443	**2,614**

The taxes and social security contributions payable as at 31 December are as follows:

Thousands of Euros	1999	1998
Taxes payable:		
Withholdings	568	384
VAT	116	78
Corporate income tax	1,935	628
Social security contributions payable	202	152
Deferred corporate income tax (Note 26)	193	124
Other	76	48
	3,090	**1,414**

18. Net turnover

The distribution of the net turnover in the group's ordinary activity is as follows:

Thousands of Euros	1999	1998
Sales	43,719	33,258
Provision of services		
Lease of offices and premises	2,831	2,733
Other	1,377	2,605
	47,927	**38,595**

All sales were made in pesetas and mainly in Spain.

19. Capitalized in-house work on assets

The capitalized in-house work on assets in 1999 and 1998 relates principally to capitalized costs at Pharma Mar, S.A., which are allocable to studies in the current development of pharmaceuticals of marine origin (Note 5).

20. Personnel expenses

The detail of the group's personnel expenses in 1999 and 1998 is as follows:

Thousands of Euros	1999	1998
Wages, salaries and similar remuneration	9,490	6,703
Employee welfare expenses	2,423	1,857
	11,913	**8,560**

The average number of employees, distributed by category, as at 31 December was as follows:

Thousands of Euros	1999	1998
Management	24	25
Technical professionals	65	39
Clerical personnel	60	50
Commercial personnel	57	57
Other employees	114	108
	320	**279**

21. Other operating expenses

The detail of the other operating expenses in 1999 and 1998 is as follows:

Thousands of Euros	1999	1998
Leases	889	522
Utilities	376	432
Repairs and maintenance	528	582
Work performed by other companies	1,598	1,821
Taxes other than income tax	579	301
Transport and freight	1,975	1,089
Advertising	6,408	5,137
Other	2,643	2,561
	14,996	**12,445**

22. Financial expenses

The detail of financial expenses in 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
On loans and credits from third parties	1,489	1,911
	1,489	**1,911**

23. Results from the disposal of fixed assets

The detail of the profits on the disposal of fixed assets in 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
Portfolio sales	–	72
Other sales of tangible assets	53	152
	53	**224**

The detail of the losses on the disposal of fixed assets in 1999 and 1998 is as follows:

Thousands of Euros	*1999*	*1998*
Other sales of tangible assets	14	451
	14	**451**

24. Extraordinary expenses and income

The detail of extraordinary expenses and income in 1999 and 1998 is as follows:

Thousands of Euros	1999		1998	
	Expenses	Income	Expenses	Income
Other extraordinary results	141	101	638	16
From other years	481	–	346	24
	622	**101**	**984**	**40**

25. Directors' remuneration and balances with the members of the Board of Directors

During 1999 the Directors received €0.15 million (€0.17 million in 1998) for meeting attendance fees. Also, during 1999 Directors were paid a net amount of €0.22 million in wages and salaries, which were recorded as personnel expenses since they are Company employees (€0.18 million in 1998), and €0.12 million for services received because they are professionals or external consultants who, in addition to their status as Directors, provide other services to the company (€0.09 million in 1998).

In accordance with the provisions of the Company's bylaws, the bylaw allowances which accrued in 1999 and were outstanding as at 31 December 1999 amounted to €0.1 million (€0.1 million in 1998).

The pension commitments to former members of the Board of Directors arise exclusively from their status as employees and the payments in this connection amounted to €0.05 million in 1999 (€0.05 million in 1998).

The advances and loans granted by the Group to all the members of the Board of Directors in 1999 amounted to €0.05 million (€0.05 million in 1998) on which interest is not earned in accordance with the transitory provisions of the Personal Income Tax Law.

26. Tax Matters

In 1999 Zeltia filed a consolidated corporate income tax return with certain Group undertakings. Zeltia, S.A. has been filing consolidated returns with Protección de Maderas, S.A. since 1993, with Cooper Zeltia Veterinaria, S.A. and Pharma Gen, S.A. since 1996, with Zeltia Servicios Des, S.A. and Zelnova, S.A. since 1998 and with Instituto de Inmunologia y Alergia, S.A. since 1999.

Because certain transactions are treated differently for tax and financial reporting purposes, the tax base differs from the profit reported in these accounts.

The reconciliation between the 1999 reported profits and individual taxable profits of the companies that file consolidated tax returns is set out below:

Thousands of Euros	
Book profits for the year before taxes	8,662
Permanent differences	(1,436)
Profit per books	**7,226**
Timing differences	
Arising in the year	6,570
Arising in prior years	(89)
Tax losses available for carryforward	(215)
Taxable profits	**13,492**
Corporate income tax payable (taxable profits x 35%)	4,722
Tax credit for double taxation and dividends	(1,730)
Net tax payable	2,993
Other credits	(132)
Withholdings and prepayments	(1,429)
TAX (REFUNDABLE) PAYABLE	**1,432**

The corporate income tax expense for 1999 for companies that file consolidated returns is calculated as follows:

Thousands of Euros	
35% of profits per books	2,529
Tax deductions and relief	(1,862)
Expense for the year	**667**

The detail as at 31 December 1999 and 1998 of the timing differences at all the companies comprising the consolidable group due to recognition of expenses and revenues for accounting and tax purposes, and the corresponding tax effect, is as follows:

Thousands of Euros	1999 Timing difference	1999 Tax effect	1998 Timing difference	1998 Tax effect
Prepaid taxes (note 10)	**12,444**	**4,356**	**5,405**	**1,892**
Deferred taxes (note 17)	**550**	**193**	**354**	**124**

The detail of variations in timing differences in 1999 corresponding to the prepaid taxes of the consolidated group companies is as follows:

Thousands of Euros	Balance 1997	Changes 1998	Balance 1998	Changes 1999	Balance 1999
Pharma Mar lease-back	408	(58)	350	(58)	291
Provision for investments	1,323	2,571	3,893	6,956	10,850
Provision for pensions	178	–	178	191	369
Other	693	–	693	–	693
Provision for contingencies	385	(94)	291	(50)	241
	2,986	**2,419**	**5,405**	**7,039**	**12,444**

In 1998 and 1999, pre-paid taxes arose due to the acquisition by Zeltia in these years of several blocks of shares in Pharma Mar (see Note 1) at above their underlying book value, as a result of which the accounting provision recorded by the buyer under accounting regulations is not a deductible expense for the year under corporate income tax regulations.

The pre-paid taxes relating to the lease-back arise from the capital gain obtained for the difference between the disposal value and the net book of the building which was the object of the lease-back transaction by Pharma Mar, S.A.

According to legal provisions in force, taxes cannot be deemed definitive until the tax returns filed have been inspected by the tax authorities or the four-year statute of limitations has elapsed, the exception being corporate income tax, for which the last five years are open. The Directors of the Group companies consider that an inspection of Zeltia or of its subsidiaries or of the companies sold to third parties would not give rise to additional liabilities with a material impact on the company's annual accounts taken as a whole.

In 1997, the tax authorities reviewed the tax situation of Pharma Mar, S.A. for 1991, 1992, 1993, 1994 and 1995, and issued tax assessments for €0.05 million which were accepted and for €1.63 million which the company disputed. During

1998, the tax authorities reconsidered the content and amount of the disputed assessments, and the amount currently stands at €0.8 million.

No provision has been recorded in these annual accounts for the disputed tax assessments since the Company's Directors consider, on the advice of independent experts, that the appeals which they have presented will be successful and that there will be no loss for the company.

The company has undertaken to maintain part of two buildings, for a value of €2.1 million, in its tangible assets since they are covered by reinvestment tax credits.

27. Guarantees provided to third parties and contingent liabilities

As at 31 December 1999 and 1998, none of the group companies had granted guarantees to third parties.

28. Y2K effect

At the date of preparation of this report, no problem has arisen from Y2K. The group has not made any material investments and considers that it will not have to make any in the future.

29. Introduction of the euro

Zeltia has analyzed the implication of the introduction of the euro on its general structure. In this regard, it has prepared an action plan to be undertaken in order to comply with the key dates for the launch of the euro. The projected costs of the action to be undertaken and the investments and expenses to be incurred as a result of the introduction of the euro are not material.

ZELTIA, S.A.
AND DEPENDENT COMPANIES

REPORT OF THE AUDITORS

PRICEWATERHOUSECOOPERS

Paseo de la Castellana, 43
28046 Madrid
Tel. +34 915 684 400
Fax +34 913 083 566

A free translation of the report on the annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish language version prevails

REPORT OF THE AUDITORS

To the shareholders of
Zeltia, S.A.

1. We have audited the consolidated accounts of **Zeltia, S.A. and subsidiary companies (consolidated Group)** consisting of the consolidated balance sheet as at 31 December 1999, the consolidated profit and loss account and the notes to the accounts for the year then ended, the preparation of which is the responsibility of the Directors of the Parent Company. Our responsibility is to express an opinion on the consolidated accounts taken as a whole, based on the work carried out in accordance with auditing standards generally accepted in Spain which require the examination, on a test basis, of evidence supporting the consolidated accounts and an evaluation of their overall presentation, the accounting principles applied and the estimates made.

   Our work did not include the examination of the 1999 annual accounts for Pharma Gen, S.A., Protección de Maderas, S.A., Cooper Zeltia Veterinaria, S.A. and Zeltia Servicios Des, S.A., in which the Company has a direct interest and whose total assets make up approximately 4.5% of the consolidated assets and provide profits of approximately Ptas 32.5 million to consolidated profit and loss for the year, in accordance with Note 12 of the Notes to the accounts. These annual accounts have been audited by another firm of auditors and our opinion expressed in this report on the annual accounts of **Zeltia, S.A. and subsidiary companies** is based, with respect to the above-mentioned companies, exclusively on the reports issued by the other auditors.

2. In accordance with Spanish commercial legislation, the directors of the Parent Company have included the figures for 1998 relating to each item in the 1999 consolidated balance sheet and profit and loss account, for purposes of comparison. Our opinion refers solely to the 1999 consolidated accounts. On 23 March 1999 we issued our audit report on the 1998 consolidated accounts in which we expressed an unqualified opinion.

3. As is mentioned in Note 1 to the accompanying Notes to the accounts, as at 31 December 1999 the Company recorded an investment in Pharma Mar, S.A., included in the consolidated annual accounts using the full consolidation method, which is essentially engaged in the development of bio-active principles in accordance with the lines of research described in Note 5 of the Notes to the accounts and has not yet placed any product on the market.

4. In our opinion, based on our audit and the reports issued by the other firm of auditors, the accompanying consolidated accounts for 1999 give, in all material respects, a true and fair view of the state of affairs of **Zeltia, S.A. and subsidiary companies** as at 31 December 1999 and the results of its operations for the year then ended and contain sufficient information for an adequate understanding and have been prepared in accordance with accounting principles generally accepted in Spain applied on a consistent basis.

5. The accompanying consolidated Director's Report for 1999 contains such explanations on the state of the Consolidated Group's affairs, the development of the business and other matters as the Directors of the Parent Company consider appropriate and does not form part of the consolidated accounts. We have checked that the financial information contained in the Directors' Report agrees with the 1999 consolidated accounts. The scope of our work as auditors is limited to checking the Directors' Report to the extent set out in this paragraph and does not include the verification of information not derived from the Group companies' accounting records.

PricewaterhouseCoopers Auditores, S.L.

Original in Spanish signed by Bernard D. de Spéville

16 March 2000

1. Information about the rules of governance applied by the company

The reception accorded in Spain to the conclusions of the Cadbury Report, the predecessor of the Code of Good Governance prepared by the Committee of Experts at the Spanish government's request, led to initial moves in line with both reports and the creation of an Audit Commission within our Board in January 1998 which began to meet in March of that year.

Since the Committee of Experts published the "Olivencia report", the Board of Directors has considered how to adapt its behavior patterns to this Code. To this end, on 22 March 1999, the Board resolved to form a Remuneration Committee and prepare a code, entitled "Regulations of the Board of Directors of ZELTIA, S.A.," which the company's Board of Directors formally approved unanimously on 4 May 1999 and notified to the Spanish Securities Market Commission (CNMV) on 12 May 1999. This text can be seen at CNMV's web site and it is available to all the shareholders at the company's offices.

2. Specific information about implementing the recommendations of the Code of good governance

In accordance with recommendation 23 of the Code of Good Governance and the Spanish Securities Market Commission guidelines, set out in its Interpretative Letter of 27 December 1998, this report explains how many recommendations of this Code have been applied by the Board of Directors of ZELTIA, S.A., following the format suggested by the CNMV itself for this purpose.

Recommendation 1

"The Board of Directors should expressly assume the general supervisory function as its core mission, exercise the corresponding responsibilities exclusively and indelegably and establish a catalogue of the matters which are its exclusive competence."

Recommendation implemented

Articles 5 and 6 of the Board's Regulations establish that the Board is the company's maximum decision-making body and representative, with the following tasks: a) Approving the company's general strategies; b) Establishing the company's policies for information and communication with shareholders, markets and public opinion; c) Controlling the company's governing systems; d) Setting its policy on own shares; and e) Deciding on the disposition of substantial company assets. Article 32 of the company's Bylaws also establishes that the Board of Administration has full powers to manage, administer and represent the company, with all the powers and faculties not expressly reserved to the Shareholders' Meeting.

Recommendation 2

"The Board of Directors should include a reasonable number of independent directors who are prestigious professionals with no links to the management team or the significant shareholders."

Recommendation implemented

In its current structure of ten directors, the following are independent: José Antonio Urquizu Iturrarte, José Félix Pérez-Orive Carceller, Juan Carlos Ameneiro Rivas and Carlos Cuervo-Arango Martínez.

Recommendation 3

"In the composition of the Board of Directors, the non-executive directors (both domanial directors and independent directors) should have an ample majority over executive directors, and the proportion between domanial directors and independent directors should take account of the ratio between the significant holdings in capital and the other shareholders."

Recommendation implemented

The current composition of the Board of Directors assumes the recommendation (eight non-executive and two executive directors). Article 8 of the Regulation establishes the commitment that non-executive directors should outnumber directors who perform management tasks ("The Board of Directors, in the exercise of its duties to propose to the Shareholders' Meeting and co-opt directors to fill vacancies, shall seek to ensure that non-executive or external directors should outnumber executive directors...") and that the majority group of non-executive directors should include both domanial (currently 4) and independent (4) directors.

The current members of the Board of Directors and their year of appointment are as follows:

- *José María Fernández Sousa-Faro, domanial executive director, 1971*
- *Pedro Fernández Puentes, domanial executive director, 1971*
- *José Luis Fernández Puentes, domanial non-executive director representing INVERFEM, 1996*
- *Santiago Fernández Puentes, domanial non-executive director, 1990*
- *José Antonio Urquizu Iturrarte, independent non-executive director, 1991*
- *José Félix Pérez-Orive Carceller, independent non-executive director representing JEFPO, 1990*
- *Fernando Gumuzio Íñiguez de Onzoño, domanial non-executive director, 1999*
- *Juan Carlos Ameneiro Rivas, independent non-executive director, 1997*
- *Carlos Cuervo Arango, independent non-executive director, 1999.*
- *Alfredo Lafita Pardo, domanial non-executive director, 1998.*

Recommendation 4

"The Board of Directors should adjust its size to achieve more efficiency and participation. In principle, the size could range from five to fifteen members."

Recommendation Implemented

Both the Bylaws (Art. 33) and the Board's Regulations establish that the maximum number of directors is 12, which is considered to be an appropriate limit based on the company's characteristics. At the present time, there are 10 directors.

Recommendation 5

"If the Board chooses to combine the offices of Chairman and CEO in the same person, it should adopt the necessary safeguards to mitigate the risks of concentrating power in a single person."

Recommendation Implemented

At the present time, the Chairman performs the executive tasks, although article 10.1 of the Regulations provides the possibility of separating the offices of Chairman and CEO.

In any case, there is a Vice-Chairman and three Committees with authority in their own areas of responsibility and this eliminates the risk of concentrating power in a single person. To this end, various committees were formed: the Auditing and Compliance Committee, whose tasks include proposing the appointment of auditors and reviewing the company's accounts; the Remuneration Committee, which proposes to the Board the remuneration system and policy for directors and top management; and the Steering Committee, which proposes to the Board the medium and long-term strategic Plans, and appoints and oversees the company's senior management.

Recommendation 6

"The figure of Secretary of the Board should be made more important and given more independence and stability, and his/her function of ensuring the formal and material legality of the Board's actions should be highlighted."

Recomendación asumida.

This recommendation is also implemented in article 11 of the Regulations. Not only has the independence of the Secretary traditionally been reflected in the Bylaws (Art. 35: "...Likewise, a Secretary shall be appointed, which position may be held by a person not connected with the Company), but it was reinforced in article 11 of the Board's Regulations, which, assuming the recommendation of the Olivencia report, establishes that the Secretary does not have to be a director. Article 11 establishes the Secretary's basic tasks, which include:

a) *Assisting the Chairman in his tasks.*

b) *Ensuring the good working of the Board, especially by providing the advice and information needed by directors, keeping the company records, duly recording the meetings' business in the minutes book and certifying the Board's resolutions.*

c) *Overseeing the formal and material legalities of the Board's actions and guaranteeing that its governance procedures and regulations are respected and reviewed regularly.*

Recommendation 7

"The composition of the Executive Committee, if there is one, should reflect the same balance as in the Board between the various classes of director, and the relations between the two bodies should be inspired by the principle of transparency so that the Board of Directors has full knowledge of the matters discussed and the decisions made in the Executive Committee."

There is no Executive Committee.

Recommendation 8

"The Board of Directors should create sub-Committees for control purposes, composed exclusively of non-executive directors, to deal with matters of accounting information and control (Audit Committee), the selection of directors and senior executives, the determination and review of remuneration policies (Remuneration Committee) and the evaluation of the governance system (Compliance Committee)."

Recommendation partially implemented

Apart from the established legal systems for appointing directors (Shareholders' Meeting and Board of Directors via co-option and majority shareholders' own right), it is considered more practical, plural and objective that the proposal to appoint a director should be made within the Board of Directors itself, with all its members present and its majority of non-executive directors as a guarantee, where the situation can be considered and analyzed far better than in a restricted Committee.

For this reason, no Appointments Committee was formed. However, the Remuneration Committee (exclusively non-executive directors: 3), Steering Committee (two executive directors) and Audit and Compliance Committee (three members; 2 are independent directors) were created.

Recommendation 9

"The necessary measures should be adopted to ensure that directors have sufficient specifically-prepared and oriented information sufficiently in advance to prepare for Board meetings, and the importance or confidentiality of the information may not justify breaches of this recommendation except in exceptional circumstances."

Recommendation implemented

This recommendation is included in article 16, which, apart from establishing that Board of Directors meetings must be held at least once per quarter, also establishes a procedure for convening meetings that guarantees all its members have the necessary information sufficiently in advance of the meeting. ("Shareholders' meetings shall be announced via letter, fax, telegram or e-mail, which shall be authorized by the Chairman's signature or the Secretary's signature by order of the Chairman. The notice shall be given at least ten days beforehand and must include the meeting's Agenda, always ensuring that the members of the Board of Directors have the relevant information, properly summarized and prepared. 3. The Board's extraordinary meetings can be announced by telephone and the time period and requirements of the previous section are not applicable when the Chairman deems that circumstances so warrant.")

Art. 20 of the Regulations acknowledges that directors have full powers to enquire about any aspect of the company and this right to information also extends to the subsidiaries.

Recommendation 10

"To ensure the good working of the Board, it should meet as often as necessary to fulfil its mission; the Chairman should encourage all directors to participate and take positions; particular care should be taken in drafting the minutes; and the quality and efficiency of the Board's work should be evaluated at least once per year."

Recommendation implemented

This recommendation is provided in articles 16 ("The Board of Directors shall meet every quarter as a matter of course and, on the Chairman's initiative, as many times as he deems necessary for the good working of the company.... "), 17 ("The Chairman shall organize the debate, encouraging and ensuring that all directors participate in the deliberations.") and 11.2 of the Regulations ("The Secretary shall assist the Chairman in his tasks (...) especially by (...) duly recording the meetings' business in the minutes book and certifying the Board's resolutions.")

Recommendation 11

"The Board's participation in the selection and re-election of its members should conform to a formal, transparent procedure based on reasoned proposals from the Nomination Committee."

Recommendation partially implemented

Although the Regulations do not provide that the Board's nominations are based on proposals from an Appointments Committee, the system established in the Spanish Corporations law of requiring plenary Board of Directors approval guarantees a formal and transparent procedure; this guarantee is reinforced by the very composi-

tion of the Board, where the majority are non-executive directors and 40% are independent directors. The Board of Directors believes that this formula is more transparent, formal and enriching than if appointments are based on proposals from a more restricted Committee.

Recommendation 12

"Companies should establish in their regulations the obligation for directors to resign where they may have a detrimental impact on the working of the Board of Directors or on the company's prestige and reputation."

Recommendation implemented

Article 19.2 of the Regulations establishes the causes of obligatory resignation of Board members by expressly establishing that they must "tender their resignation to the Board of Directors and, if the Board of Directors deems it necessary, resign...c) when their continuance on the Board might jeopardize the company's interests or when the reasons for their nominations cease to exist (e.g., when a domanial director divests his share of the company).

Likewise, art. 19.3 provides that any of the existing Committees of the Company can propose the dismissal of directors to the Board of Directors, for submission to the Shareholders' Meeting, when their behavior adversely affects the functioning of the Board or the Company's standing or reputation.

Recommendation 13

"An age limit should be established for the position of director, which could be sixty-five to seventy for executive directors and the Chairman and somewhat more flexible for other members."

Recommendation partially implemented

Article 19.2.a of the Regulations provides for this criterion, but it increases the age to seventy-five ("Directors must tender their resignation to the Board of Directors and, if the Board of Directors deems it necessary, resign, in the following cases: a) On reaching the age of 75...").

Recommendation 14

"The right of every director to request and obtain the necessary information and advice to enable him to fulfil his supervisory functions should be formally recognized, and the appropriate channels for exercising this right should be established, including the possibility of engaging external experts in special circumstances."

Recommendation implemented

In addition to the guarantees regarding information established by the formal procedure of calling the Board of Directors established in Article 16.2 of the Regulation

("The notice shall be given at least ten days beforehand and must include the meeting's Agenda, always ensuring that the members of the Board of Directors have the relevant information, properly summarized and prepared."), Article 20 of the Regulations expressly acknowledges every director's right to receive the necessary information from the company in order to discharge his duties ("1. Directors have full powers to enquire about any aspect of the company. The right to information also extends to the subsidiaries. 2. So as not to perturb the company's day-to-day management, the exercise of the right to information is channeled via the Chairman or the Secretary of the Board of Directors, who shall satisfy the director's inquiries by directly providing the information, by offering him the appropriate interlocutors in the organization's structure, or by taking the measures in order for him to carry out the desired examination and inspection proceedings on-site.").

Recommendation 15

"The director remuneration policy, whose proposal, evaluation and review should be assigned to the Remuneration Committee, should conform to criteria of moderation, be commensurate with the company's performance and be disclosed in detail on an individual basis."

Recommendation partially implemented

Article 14 of the Regulations assigns the Board's remuneration policy to the Remuneration Committee and article 21.2 establishes the recommended criteria to which this remuneration should conform.

The Board's Regulations do not consider it appropriate to disclose the remuneration of each individual member of the Board, respecting their privacy. Nevertheless, the commitment is made to disclose the total remuneration of any item of remuneration received by the members.

Recommendation 16

"The company's internal regulations should detail the obligations arising from the directors' general duties of diligence and loyalty, with particular attention being given to conflicts of interest, the duty of confidentiality, and the use of the company's business opportunities and assets."

Recommendation implemented

The recommendation is implemented in articles 22 to 29 of the Regulations, which cover, amongst other aspects, the directors' duties of confidentiality and information, situations of conflicts of interest with the company and the directors' use of company assets, private information, business opportunities and indirect operations.

Recommendation 17

"The Board of Directors should foster the adoption of appropriate measures to extend the duties of loyalty to the significant shareholders and, in particular, establish safeguards covering transactions between significant shareholders and the company."

Recommendation Implemented

The Olivencia Code recommendation is implemented in Article 30 "Transactions with significant shareholders," which provides that the Board of Directors shall make all possible efforts "to obtain information about any transactions between the company and a significant shareholder" and that the transaction shall not be authorized under any circumstances "if the transaction breaches the principle of equal treatment of shareholders and if it clearly departs from market conditions."

Recommendation 18

"Measures should be taken to provide greater transparency in the mechanism of proxies and to promote communication between the company and its shareholders, particularly institutional investors."

Recommendation Implemented

The Board considers that the provisions and measures contained in articles 106 to 108 of the Spanish Corporations Law and article 20 of its Bylaws provide sufficient transparency in the mechanism of proxies.

Article 5.3.d of the Regulations establishes that one of the Board's main responsibilities is to promote communication with shareholders, directly charging the Board to "establish the company's policies for information and communication with shareholders, markets and public opinion".

Article 31 of the Regulations establishes the relations of the Board with the shareholders, imposing upon the Board the obligation to:

"a)Provide shareholders all the information legally required before a meeting.

b) As far as possible, deal with all the information requested by shareholders before a Meeting which is considered to be interesting and appropriate.

c) With the same diligence, deal with the questions asked by shareholders with respect to the Meeting about the Agenda's items.

d) Under no circumstances shall relations between the Board of Directors and the institutional shareholders lead to the delivery to the latter of information which might provide them with a position of privilege or an advantage over the other shareholders with respect to investments and transactions."

Recommendation 19

"The Board of Directors should go beyond the reporting requirements of the current legislation and undertake to provide the markets with fast, accurate and reliable information, particularly with regard to the shareholder structure, substantial modifications in the rules of governance, related-party transactions of particular importance and transactions with own shares."

Recommendation implemented

Article 32 imposes upon the Board a strict conduct of public information as regards the markets, with specific references to the company's shareholder structure, the ownership of significant holdings, the existence of syndication agreements and the policies about own shares and reporting any modifications in the company's rules of governance.

Recommendation 20

"All the periodical financial information, in addition to the annual report, which is released to the markets should be drafted under the same professional principles and practices as the annual accounts and should be verified by the Audit Committee before release."

Recommendation implemented

Article 32.2 of the Regulations implements this recommendation ("1. The Board of Directors shall immediately inform the public about: a) significant events capable of substantially influencing the formation of share prices; b) changes in the structure of the company's ownership, such as modifications in significant holdings, syndication agreements and other forms of coalition, of which it becomes aware; c) substantial modifications of the company's rules of governance; d) own shares policies proposed to be carried out by the company under authorizations from the Shareholders' Meeting.

2. The Board of Directors shall adopt measures to ensure that the quarterly and half-yearly financial disclosure and any other which prudence requires should be disclosed to the markets is drafted under the same professional principles, criteria and practices and with the same reliability as the annual accounts. For this purpose, this information must be made known to the Audit Committee.").

Recommendation 21

"The Board of Directors and the Audit Committee should monitor situations which might jeopardize the independence of the company's external auditors and, specifically, they should verify the percentage of the audit firm's total revenues represented by the fees paid to it under all headings, and professional services other than auditing should be publicly disclosed."

Recommendation implemented

Article 33 of the Regulations implements this recommendation of monitoring situations which might jeopardize the independence of the external auditors appointed, by obliging the Board to abstain from hiring audit firms whose projected fees under all headings exceed five per cent of its total revenues in the previous year. The article also obliges the Board to publicly disclose the total fees paid by the company to the audit firm for services other than auditing.

Recommendation 22

"The Board of Directors should endeavor to ensure that the accounts drafted by it and submitted to the Shareholders' Meeting should be free of audit qualifications and, where this is not possible, both the Board and the auditors should explain clearly the content and scope of the discrepancies to the shareholders and the markets."

Recommendation implemented

This recommendation is included in article 33.4.

Recommendation 23

"The Board of Directors should include information about its rules of governance in the annual report, and justify any departures from the recommendations of this Code."

Recommendation implemented

This recommendation is implemented by including this section in the annual report and under the declaration of article 4.2 of the Regulations, which obliges the Board of Directors to adopt the appropriate measures so that these Regulations are well-known among shareholders and general investor community.

Additionally, any amendment to the Regulations require a two-thirds majority of the directors present at the meeting (art. 3.4 of the Regulations), that the amendment is proposed by the Chairman, three directors, the Board of Directors and the Audit and Compliance Committee, and be accompanied by a written justification in all cases, and a report by the aforementioned Committee (articles 3.1, 3.2 and 3.3 of the Regulations).



Jose Abascal, 2
28003 Madrid (Spain)
www.zeltia.es

Zeltia

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